EXTRA SPACE STORAGE
EST. 1977

30 reasons to...

2007 Annual Report

Selected Financial DATA

Dollars in thousands, except share and per share data

Year Ended December 31,	2007	2006	2005
Operating Data:			
Total revenues	$ 238,866	$ 197,264	$ 134,728
Property operating expenses	$ 73,070	$ 62,243	$ 45,963
General and administrative expenses	$ 36,722	$ 35,600	$ 24,081
Depreciation and amortization	$ 39,801	$ 37,172	$ 31,005
Interest expense	$ 61,015	$ 50,953	$ 42,549
Equity in earnings of real estate ventures	$ 5,300	$ 4,693	$ 3,170
Net income (loss)	$ 36,094	$ 14,876	$ (4,966)
Other Data:			
FFO (1)	$ 76,621	$ 56,336	$ 27,236
Weighted average number of shares - diluted	70,503,668	59,291,749	38,764,597
Cash dividends paid per common share	$ 0.93	$ 0.91	$ 0.91
Wholly-owned stabilized property occupancy at year-end	83.9%	84.3%	84.9%
Balance Sheet Data:			
Total assets	$ 2,054,075	$ 1,669,825	$ 1,420,192
Total debt	$ 1,319,771	$ 948,174	$ 866,783
Minority interest represented by Preferred Operating Partnership units, net of $100,000 note receivable	$ 30,041	$ —	$ —
Minority interest in Operating Partnership and other	$ 34,941	$ 35,158	$ 36,235
Total stockholders' equity	$ 619,921	$ 643,555	$ 480,128

(1) Funds from Operations ("FFO") provides relevant and meaningful information about our operating performance that is necessary, along with net income (loss) and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings (loss) because net earnings (loss) assume that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets fluctuate due to market conditions and FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income (loss) computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income (loss) and cash flows in accordance with GAAP, as presented in the consolidated financial statements. The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income (loss) as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash distributions.

Forward-Looking Statements

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. All forward-looking statements are based upon our current expectations and various assumptions. There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in the "Risk Factors" section included in our most recent Annual Report on Form 10-K. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Comparison of 40 Month Cumulative Total Return*

Among Extra Space Storage Inc., the S&P 500 Index and the NAREIT Equity Index



NAREIT Equity
Extra Space Storage Inc.
S&P 500
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
8/17/04
12/04
12/05
12/06
12/07

Prior to August 17, 2004, the Company was not publicly traded and there was no public market for the Company's securities. The graph compares the cumulative total return on the Company's common shares with that of the Standard and Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") from August 17, 2004 (the date that the Company's common shares began to trade publicly) through December 31, 2007. The stock price performance graph assumes that an investor invested $100 at the close of market on August 17, 2004 in shares of the Company's common stock and invested $100 at the same time in each of the indexes. The comparisons in the graph are provided in accordance with the Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of the Company's shares of common stock.

* $100 invested on 8/17/04 in stock or 7/31/04 in index-including reinvestment of dividends. Fiscal year ending December 31.

...invest. For 30 years, our company has worked hard to lead the self-storage industry. Since our initial public offering in August 2004, Extra Space Storage Inc. (NYSE: EXR) has become the second-largest operator



of self storage in the United States. As a fully integrated, self-administered and self-managed Real Estate Investment Trust (REIT), we specialize in the acquisition, development and operation of self-storage properties across the country. Please read on for 30 reasons to invest in one of the best-operated companies in the REIT industry.

The cover and editorial pages are printed on process chlorine-free 100% post-consumer recycled fiber. The manufacturer of this paper purchases enough Green-e certified renewable energy certificates (RECs) to match 100% of the electricity used in their operations. This paper is also certified by Green Seal.

Reason No.
01




STORAGE

Leads self-storage sector



in same-store NOI and revenue growth.

For two years running, our property performance has led the self-storage sector. In 2007, same-store revenue increased 3.9% and net operating income (NOI) increased 5.3%, growth that once again exceeded our publicly-held self-storage peers.

30 years, 30 reasons

In 1977, our company got its start in self storage. Today, we oversee a portfolio of 651 properties in 33 states and Washington, D.C. Over the past three decades, the demand for self storage has grown dramatically, and so have we — creating many more reasons to invest in Extra Space Storage.

Reason No.

02

Solid balance sheet. In the first quarter, we issued $250.0 million in 3.625% exchangeable notes, which fueled our 2007 growth and solidified our financial structure. At year-end, we had nearly $400 million in borrowing capacity and 90.5% of our debt was fixed rate with a weighted average interest rate of 5.0%.

Reason No.

03

National advertising. With our first national cable television advertising campaign, we increased Web site reservations by 53.8%. Even better, our spots on Bravo, TLC, Discover and MSNBC increased brand awareness. We plan to double our media spending in 2008 to reach an even broader audience.

Reason No.

04

Key acquisition. Our largest single acquisition of 2007 was the purchase of 10 facilities from AAAAA Rent-A-Space. Located in the San Francisco Bay Area and Hawaii, the properties offered an above-market cap rate and an immediate contribution to earnings. We plan to invest $10 million in physical and operational improvements at these properties.

Reason No.

05

Proven growth. Our total property portfolio has grown from 31 in 1998 to 651 in 2007, while our wholly-owned properties have increased from 122 in 2004 to 260 in 2007. With that kind of expansion and proven performance, it's no wonder our stock was added to the Standard & Poors SmallCap 600 Index.

Reason No.

06

Real-time revenue management. Our industry-leading technology systems utilize centralized, real-time data to maximize occupancy and rental revenues. A key example is "Triggers," our dynamic pricing application. Much like an airline pricing model, we adjust our rates automatically based on supply, demand, and the competition — keeping us one step ahead.

Reason No.

07

Attractive dividend yield. In the fourth quarter of 2007, we raised our annualized common stock dividend to $1.00 per share, up from $0.91 per share. The move signaled the confidence of our management and board, giving shareholders a 7.0% yield at year-end, putting us in the top 40 of all REITs.*




Well-located properties give us the best portfolio among our self-storage peers. Our portfolio provides us with a stronghold in high-density, vibrant markets that support the highest rents.



*Source: Thomson Financial

Reason No. 08





Over 75% of our properties are in top storage markets* <<< •

accounting for more than 80% of wholly-owned NOI

*Internally defined by the Company as those properties located in high density and/or high income Metropolitan Statistical Areas. As defined by the Company, these markets are Atlanta, Baltimore/DC, Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami/Ft. Lauderdale, New York City, Orlando, Philadelphia, Phoenix, Portland, San Diego, San Francisco, Seattle, Tampa/St. Petersburg and West Palm Beach/Boca Raton.

Reason No. 09

Leaders in disclosure and transparency.
At Extra Space Storage, we give clear guidance and then execute. We have met or exceeded our First Call® mean estimate for FFO since the second quarter of 2006. Our sector-leading disclosure of supplemental information available on our Web site helps investors make informed decisions.



Reason No. 10

Accretive acquirer.
We continue to grow through acquisitions in a highly fragmented business. In 2007, we acquired interests in 50 properties for $385.4 million, above our guidance at the beginning of the year. Located predominantly in core markets, the acquisitions offered an overall stabilized capitalization rate of 7.1%.*

Reason No. 11

Active development program. Unique among self-storage REITs, our focus on development drives long-term growth and earnings accretion. Just as important, it enhances our net asset value and overall portfolio quality. After developing six properties in 2007 for $52.1 million, we have 12 more on tap in 2008 totaling $103.0 million.

Reason No. 12

Innovative technology.
Our IT team was the original developer of the industry's leading centralized operational management program, called STORE®. Today, we continue to innovate. Our well-integrated technology platform includes Digital Cockpit, our operational exception reporting system, and FastTrack, our facility services module, both of which give us operating efficiencies.

Reason No. 13

Strategic partners.
Our Strategic Partners Program gives us a distinct advantage, providing an off-market pipeline of potential acquisition deals. We acquired interests in 19 properties for $130.1 million in 2007 from various partners with nearly $3 billion in potential partner acquisitions still possible.

Reason No. 14

Flexible capital structure. Proven relationships with existing joint-venture partners give us an alternate source for future growth if the equity and credit markets remain tight. In addition, our UPREIT structure allows us to make Operating Partnership (OP) unit deals, which provide tax advantages to self-storage owners looking to sell.

Reason No. 15

Tenant insurance.
Approximately 80% of new tenants now insure the items they store with us, giving them peace of mind and us a major contributor to earnings. Overall customer penetration for tenant insurance grew to 33.5% in 2007, from 17.8% in 2006.


STORAGE

*Does not include cost to manage.

Reason No. 16


TOP
10

Impressive earnings growth

When you focus on the three P's — people, properties and processes — good things happen. At Extra Space Storage, operational expertise helped us grow FFO 14.7% in 2007, placing us among the top 20 REITs. FFO growth of 55.7% over the last two years put us in the top 10 REITs.

>>> Among all REITs in FFO growth in last two years*



*Source: Thomson Financial

Reason No.

17

Capital improvements. We continued our proactive capital improvement program in 2007, installing 81 primary signs and repainting 56 properties. All told, we spent approximately $15 million on capital improvements — part of our commitment to provide the best product to customers, extend our brand and increase the consistency of our portfolio.

Reason No.

18

Top customer demographics. Due to our locations, we lead the sector with the best demographics in self storage. On average, more than 109,000* people live within a three-mile radius of our locations — far more than any of our peers — with a median household income of nearly $61,000*.

Reason No.

19

Sound customer research. We make decisions based on sound statistical analysis. Through a program called PULSE, our in-house customer research team is constantly evaluating customer experiences and satisfaction. We are currently developing a customer advisory panel to gather regular feedback nationwide.

Reason No.

20

Motivated employees. Our site employee turnover is very low at 32%, and 75% of our nearly 2,000 employees gave us the highest rating in job satisfaction in 2007, up from 63% in 2006. Our executive team values communication, interacting face-to-face with over 1,400 employees at 34 town hall meetings throughout 2007.

Reason No.

21

Internet savvy. In early 2007, we rolled out the most advanced Web site in self storage with online payments, real-time pricing and reservations. Over 19% of our customers find us on the Web. Our full-time Internet team has diverted nearly $2 million from traditional advertising to the Internet in the last two years.

Reason No.

22

Improving acquisition environment. Because only 15.3%** of the nearly 45,000 self-storage properties are owned by the top-50 operators, growth through acquisitions remains a tremendous opportunity. The credit market is restricting smaller buyers, while we maintain a strong capital position and continue to opportunistically make bids for prime properties in our core markets.



*Source: Company data, ESRI
**Source: 2008 Self-Storage Almanac

Reason No. 23

Bench strength

One of the keys to our success is experience. In the industry since the early 1970s, CEO Kenneth M. Woolley has grown the business consistently during his 30-year tenure. He has built a cohesive, stable senior management team, most of them in place since 1998. In 2007, our leadership was bolstered by the return of Spencer F. Kirk, who came back to the company as president after a three-year sabbatical.

Senior management team averages





13
14 years of experience in self-storage industry
15
16
17
18



Reason No.

24

Recession resistance. Because the need to use storage is based on life changes, demand continues regardless of the economic climate. Since 1996, self-storage revenues at publicly-held companies have increased an average of 4.4%* a year. For us, industry dynamics remain positive with limited new supply. Even more promising is the fact that 50% of our new customers have never used storage before.

Reason No.

25

Clean & Green. Visit any of our locations and you can see our commitment to having the cleanest and best-maintained properties in self storage — inside-and-out. Enhancing our curb appeal gives us a strategic advantage, given that customer research continues to show the primary marketing tool we have is well-located, visible properties.

Reason No.

26

Scale. Operating the country's second-largest portfolio of self-storage properties gives us significant scale, translating into greater pricing power, superior operating efficiencies and reduced per property operating costs. Economies of scale allow us to execute national TV advertising programs and enhance our position on the Internet at a lower cost.

Reason No.

27

National accounts. We are the only publicly-held storage company with a team dedicated to national accounts. Large companies with regional and national storage needs have come to rely on our convenience, professionalism and customer service. In turn, they have rewarded us with long-term stays exceeding 30 months.

*Source: Based on public filings of Extra Space Storage, Public Storage, Shurgard, Sovran Self Storage, Storage Trust, Storage USA, and U-Store-It.

Reason No.

28

Award-winning training. In 2007, our online training program won major awards from Learn.com and Bersin & Associates. Our proprietary Learning Management System combines Web-based and in-person training tools to enhance employee knowledge and skills. On average, newly hired property managers receive 170 hours of training within his or her first nine months.

Reason No.

29

Competitor knowledge. We make it our business to know exactly what our competitors are charging. Utilizing third-party and internal collection systems, we continually assess our competitive strengths and weaknesses at every one of our properties. Our pricing and discounts are predicated on competitive intelligence.

30 years >>> in the self-storage business

Reason No. 30







Extra Space Storage Senior Management Team (l to r): **Karl Haas**, Executive Vice President, Chief Operating Officer; **Charles L. Allen**, Executive Vice President, Chief Legal Officer; **Kent W. Christensen**, Executive Vice President, Chief Financial Officer; **Spencer F. Kirk**, President; **Kenneth M. Woolley**, Chairman of the Board, Chief Executive Officer.



Letter from the CEO

DEAR FELLOW SHAREHOLDERS,

In the early 1970s, I was a graduate student at Stanford University researching the viability of a new concept in real estate called self storage. Visiting self-storage properties throughout Southern California and Texas, I became intrigued. A few years later, I developed my first self-storage property in Billings, Montana. It leased up quickly and I was hooked. I started developing self storage full-time from that point on.

Fast forward 30 years, and Extra Space Storage has become the second-largest self-storage operator in the United States. Navigating the business through economic expansions and slowdowns has given me a unique perspective. I have seen for myself how self storage has continued to increase revenues, even when the economy is down. This has held true not only for our company but the industry as a whole, and gives me continued confidence in the industry's long-term viability.

2007 followed one of the best years on record. The year started strong for us, creating expectations for more above-average growth. Then economic headwinds led to some softening late in the first quarter that continued during the year. In addition, our Florida properties experienced an unwinding of the tremendous increases in occupancy from hurricanes over the previous two years, which also affected our year-on-year growth.

The housing slowdown also affected our performance, but without the direct correlation that some might expect. While certain of our properties located in negative residential home markets were impacted, such as those in Florida and Las Vegas, properties in Chicago, Boston and the San Francisco Bay Area fared well. In fact, the Bay Area and Chicago were among our leading markets, along with Dallas and Columbus.

INDUSTRY-LEADING PERFORMANCE Through it all, we achieved growth that again led the public self-storage sector for the second straight year, increasing same-store revenue by 3.9% and NOI by 5.3%. Our overall stabilized group of 591 properties performed similarly, with a 3.4% increase in revenue and 4.3% increase in NOI.

Our ability to perform in this kind of market speaks to our leading operational systems, the quality of our portfolio, and to our team — I am proud of how our organization is hitting on all cylinders. We are completely focused on maximizing our fundamental operating performance, and I believe our revenue-management innovation and technology leadership can take our company even further.

Our operational performance placed us among the top 20 REITs in FFO growth in 2007. We met the earnings guidance established at the beginning of the year, growing fully diluted FFO to $1.09 per share for the year, up 14.7% over 2006 and 55.7% since 2005. In total, we increased FFO available to common shareholders to $76.6 million in 2007, up from $56.3 million in 2006.

In fact, we succeeded in improving all of our financial metrics last year. Our total revenue grew to $238.9 million in 2007 from $197.3 million in 2006. We maintained our same-store occupancy by strategically offering promotions, discounts and pricing to attract new customers. Tenant insurance, which was a focus for us in 2007, contributed significantly to the bottom line as revenues accelerated to $11.0 million in 2007, up from $4.3 million in 2006. Overall, we increased net income to $36.1 million in 2007 from $14.9 million in 2006, an increase of 142.3%.





STORAGE


Based on our performance and increased earnings, we raised our annual common stock dividend to $1.00 per share in the fourth quarter, up from $0.91 per share. The entire public REIT market was down in 2007, and EXR was no exception, but we maintained our value better than our self-storage peers. At year-end we had generated a 37.0% total return, including dividends, since our IPO in August 2004.

PORTFOLIO GROWTH In 2007, we continued to strategically grow our portfolio through acquisition and development by targeting core metropolitan markets with high barriers to entry and limited competition from new supply. We ended 2007 with 260 wholly-owned properties, up from 219 in 2006 and 122 in 2004.

Acquisitions were a key factor in our performance last year. At $385.4 million, our volume was above our stated goal of $300 million to $350 million. The deals offered a blended capitalization rate of 7.1%, giving us good accretion to our earnings and a strong platform for sustained growth.

Our largest single acquisition of the year was the purchase of 10 properties from AAAAA Rent-A-Space in the sought-after markets of the San Francisco Bay Area and Hawaii. The acquisition offered us a great value and an immediate contribution to earnings. We plan to make a good thing even better, with a $10 million investment in improvements that will provide even further value.

Our development program continues to make us unique among our peers, allowing us to drive long-term value and FFO growth. Development upgrades our portfolio and gives us a long-term return premium over acquisitions. In 2007, we completed six new properties for $52.1 million in the Bay Area, Chicago, Los Angeles, Maryland and New Jersey — three of them wholly-owned and three developed with various joint-venture partners.

In 2008, we plan to develop another 12 properties for $103.0 million in our core markets, and our 2009 development pipeline is shaping up well. Unlike some other real estate investment types which open pre-leased, self-storage properties open without embedded tenants and take two to four years to stabilize. In our view, this makes them no less valuable, but it does mean that they are not immediately accretive. We think our development program will prove valuable to shareholders over the long term.

STRONG BALANCE SHEET Last year we augmented our balance sheet, completing a well-timed $250 million convertible bond offering at a 3.625% interest rate in March 2007. This enabled us to invest inexpensive funds in further acquisitions and development. We ended the year with plenty of dry powder, with total buying power of nearly $400 million, including our cash, an untapped line of credit and the borrowing capacity of our unleveraged properties.

Our debt ratios remain moderate, and we have no large maturities in 2008. Our leverage, measured by percentage of total debt to market capitalization, was 56.6% at year end, compared to 43.3% at the end of 2006. Our fixed-charge coverage ratio was 2.3 times for the full year, compared to 2.0 for 2006. We have taken a conservative approach to managing our interest rate exposure as more than 90% of our debt is long term and fixed rate.

Depending on the state of the capital markets, we have the option of tapping our joint-venture partners for equity. Our proven track record and long-term relationships with partners

such as Prudential, TIAA-CREF and Heitman give us a distinct advantage in pursuing ongoing joint-venture relationships. In addition, our UPREIT structure gives us the flexibility of offering OP units to potential sellers — an effective strategy in the AAAAA Rent-A-Space acquisition.

Just as important as our balance sheet, properties and systems, our future growth depends on our nearly 2,000 motivated employees. For that reason, our executive team has made a commitment to get out and interact with our employees across the country. We completed 34 town hall meetings in 2007, allowing our management to share our vision and build esprit de corps. We plan to continue these meetings in 2008.

2008 OUTLOOK Our growth outlook for our stabilized portfolio in 2008 is similar to what was achieved in 2007. We will also look to grow with opportunistic acquisitions. However, there are limited opportunities to buy at the moment, as we have seen little or no decrease in sellers' expectations for the types of properties we want to acquire. We will continue to monitor the market and make sure that we allocate our capital wisely.

I am confident that Extra Space Storage is again positioned to continue to grow revenues and NOI. While our demand ebbs and flows with various economic data points, the fact remains that self storage is a need-based product driven by life changes — like couples getting married and children going to college. We do not expect these life changes to diminish in the face of economic uncertainty. We plan to be there with the best product and service in the business when they need it.

With our national scale, established brand and the most advanced Web site in self storage, our marketing is well-positioned to continue fulfilling the ever-growing demand for self storage. Operationally, our best-in-class technology platform allows us to leverage centralized real-time data to let us make better decisions faster than the competition, enabling us to achieve faster rental growth, higher occupancy and lower turnover.

Perhaps most importantly, our senior management is one of the most stable and cohesive in self storage, averaging 14 years of industry experience. In 2007, we bolstered our executive team with the return of Spencer Kirk as president after a three-year sabbatical. Spencer first joined us in 1997, leading our initiatives in core technology, marketing, human resources and operations, and has served on our Board of Directors since our IPO in 2004. His new role rounds out our management expertise, making us even better prepared for the growth ahead.

My 30 years in the self-storage business have taught me that taking care of the basics will get results, no matter what the economy is doing. That's why at Extra Space Storage, we continue to focus on the three P's — the best people, the best properties, and the best processes. We hope you agree that our strategy has served you, our shareholders, well over the years.



Kenneth M. Woolley, Chairman and CEO



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 001-32269

EXTRA SPACE STORAGE INC.
(Exact name of registrant as specified in its charter)

Maryland	**20-1076777**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(801) 562-5556**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $975,315,000 based upon the closing price on the New York Stock Exchange on June 30, 2007, the last business day of the registrant's most recently completed second fiscal quarter. This calculation does not reflect a determination that persons whose shares are excluded from the computation are affiliates for any other purpose.

The number of shares outstanding of the registrant's common stock, par value $0.01 per share, as of February 15, 2008 was 66,415,242.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement to be issued in connection with the registrant's annual stockholders' meeting to be held in 2008 are incorporated by reference into Part III of this Annual Report on Form 10-K.

EXTRA SPACE STORAGE INC.
Table of Contents

Statements Regarding Forward-Looking Information

Certain information set forth in this report contains "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "estimates," "may," "will," "should," "anticipates," or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

All forward-looking statements, including without limitation, management's examination of historical operating trends and estimates of future earnings, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management's expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in or contemplated by this report. Any forward-looking statements should be considered in light of the risks referenced in "Part I. Item 1A. Risk Factors" below. Such factors include, but are not limited to:

- *changes in general economic conditions and in the markets in which we operate;*
- *the effect of competition from new self-storage facilities or other storage alternatives, which would cause rents and occupancy rates to decline;*
- *potential liability for uninsured losses and environmental contamination;*
- *difficulties in our ability to evaluate, finance and integrate acquired and developed properties into our existing operations and to lease up those properties, which could adversely affect our profitability;*
- *the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing Real Estate Investment Trusts, which could increase our expenses and reduce our cash available for distribution;*
- *recent disruptions in credit and financial markets and resulting difficulties in raising capital at reasonable rates, which could impede our ability to grow;*
- *delays in the development and construction process, which could adversely affect our profitability; and*
- *economic uncertainty due to the impact of war or terrorism, which could adversely affect our business plan.*

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our securities.

We disclaim any duty or obligation to update or revise any forward-looking statements set forth in this Annual Report on Form 10-K to reflect new information, future events or otherwise.

PART I

Item 1. Business

General

Extra Space Storage Inc. ("we," "our," "us" or the "Company") is a self-administered and self-managed real estate investment trust ("REIT") formed as a Maryland corporation on April 30, 2004 to own, operate, acquire, develop and redevelop professionally managed self-storage facilities. We closed our initial public offering ("IPO") on August 17, 2004. Our common stock is traded on the New York Stock Exchange under the symbol "EXR."

We were formed to continue the business of Extra Space Storage LLC and its subsidiaries (the "Predecessor"), which had engaged in the self-storage business since 1977. These companies were reorganized after the consummation of our IPO and various formation transactions. As of December 31, 2007, we held ownership interests in 606 properties located in 33 states and Washington, D.C. with an aggregate of approximately 44 million square feet of net rentable space and approximately 300,000 customers. Of these 606 properties, 260 are wholly-owned, and 346 are owned in joint-venture partnerships. An additional 45 properties are owned by franchisees or third parties and operated by us in exchange for a management fee, bringing total properties which we own and/or manage to 651.

We operate in two distinct segments: (1) property management, acquisition and development and (2) rental operations. Our property management, acquisition and development activities include managing, acquiring, developing and selling self-storage facilities. The rental operations activities include rental operations of self-storage facilities.

Substantially all of our business is conducted through Extra Space Storage LP (the "Operating Partnership"), and through our wholly-owned Massachusetts business trust subsidiaries. Our primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent we continue to qualify as a REIT, we will not be subject to tax, with certain exceptions, on our net taxable income that is distributed to our stockholders.

We file our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports with the Securities and Exchange Commission (the "SEC"). You may obtain copies of these documents by visiting the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 or by accessing the SEC's website at http://www.sec.gov. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through our website at www.extraspace.com, or by contacting our Secretary at our principal offices, which are located at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, telephone number (801) 562-5556.

Management

Members of our executive management team have significant experience in all aspects of the self-storage industry, and have an average of more than fourteen years of industry experience. The senior management team has collectively acquired and/or developed more than 700 properties during the past 25 years for the Company, the Predecessor and other entities. Kenneth M. Woolley, Chairman and Chief Executive Officer, and Richard S. Tanner, Senior Vice President Development, have worked in the self-storage industry since 1977 and led some of the earliest self-storage facility development projects in the United States.

The remainder of our executive management team and their years of industry experience are as follows: Spencer F. Kirk, President, 7 years; Kent W. Christensen, Executive Vice President and Chief Financial Officer, 10 years; Charles L. Allen, Executive Vice President and Chief Legal Officer, 10 years; and Karl Haas, Executive Vice President and Chief Operating Officer, 20 years.

Members of the executive management team have guided the Company through substantial growth, developing and acquiring over $3.2 billion in assets since 1996. This growth has been funded through equity offerings and more than $2.0 billion in private equity capital since 1998. This private equity capital has come primarily from sophisticated, high net-worth individuals and institutional investors such as affiliates of Prudential Financial, Inc. and Fidelity Investments.

Our executive management and board of directors have a significant ownership position in the Company with executive officers and directors owning 6,107,401 shares or 9.2% of our outstanding common stock as of February 15, 2008.

Industry & Competition

Self-storage facilities refers to properties that offer do-it-yourself, month-to-month storage space rental for personal or business use. Self-storage offers a cost-effective and flexible storage alternative. Tenants rent fully enclosed spaces that can vary in size according to their specific needs and to which they have unlimited, exclusive access. Tenants have responsibility for moving their items into and out of their units. Self-storage unit sizes typically range from five feet by five feet to 20 feet by 20 feet, with an interior height of eight to 12 feet. Properties generally have on-site managers who supervise and run the day-to-day operations, providing tenants with assistance as needed.

Self-storage provides a convenient way for individuals and businesses to store their possessions, due to life-changes, or simply because of a need for storage space. The mix of residential tenants using a self-storage property is determined by a property's local demographics and often includes people who are looking to downsize their living space or others who are not yet settled into a permanent residence.

Items that residential tenants place in self-storage properties range from cars, boats and recreational vehicles, to furniture, household items and appliances. Commercial tenants tend to include small business owners who require easy and frequent access to their goods, records, extra inventory or storage for seasonal goods.

Our research has shown that tenants choose a self-storage property based primarily on the convenience of the site to their home or business, making high-density, high-traffic population centers ideal locations for a self-storage property. A property's perceived security and the general professionalism of the site managers and staff are also contributing factors to a site's ability to successfully secure rentals. Although most self-storage properties are leased to tenants on a month-to-month basis, tenants tend to continue their leases for extended periods of time.

There are seasonal fluctuations in occupancy rates for self-storage properties. Based on our experience, generally, there is increased leasing activity at self-storage properties during the summer months due to the higher number of people who relocate during this period. The highest level of occupancy is typically at the end of July, while the lowest level of occupancy is seen in late February and early March.

Since inception in the early 1970's, the self-storage industry has experienced significant growth. In the past ten years, there has been even greater growth. According to the 2008 Self-Storage Almanac (the "Almanac"), in 1997 there were only 25,180 self-storage properties in the United States, with an average occupancy rate of 88.5% of net rentable square feet, compared to 44,974 self-storage properties in 2007 with an average occupancy rate of 81.4% of net rentable square feet. As population densities have increased in the United States, there has been an increase in self-storage awareness and corresponding development, which we expect will continue in the future.

Increased competition has affected our business and has led to both pricing and discount pressure. This has limited our ability to increase revenues in many markets in which we operate. Many markets have been able to absorb the increase in self-storage development due to superior demographics and density. However, select markets have not been able to absorb the new facilities and have not performed as well.

We have encountered competition when we have sought to acquire properties, especially for brokered portfolios. Aggressive bidding practices have been commonplace between both public and private entities, and this competition will continue to be a challenge for the Company's growth strategy.

Increased development within the self-storage industry has also led to an increased emphasis on site location, property design, innovation and functionality. We strive to have a creative and flexible approach to our development projects and we are open to a broad array of opportunities because of this flexibility. This is especially true for new sites slated for high-density population centers. We can offer unique and attractive architecture to accommodate the requirements and tastes of local planning and zoning boards, and to distinguish a facility from other offerings in the market. Due to the attractive architecture of many of our development properties, we have been able to eliminate a typical barrier of entry for most self-storage developers in areas usually reserved for more traditional retail and commercial users.

The industry is also characterized by fragmented ownership. According to the 2008 Almanac, the top ten self-storage companies in the United States owned approximately 11.6% of total U.S. self-storage properties, and the top 50 self-storage companies owned approximately 15.3% of the total U.S. properties. We believe this fragmentation will contribute to continued consolidation at some level in the future. We also believe that we are well positioned to be able to compete for acquisitions given our enhanced ability to access capital as a public company and our historical reputation for closing deals.

After our acquisition of the Storage USA properties on July 14, 2005, we became the second largest self-storage operator in the United States. We are now one of four public self-storage REITS along with Public Storage Inc. (NYSE: PSA), Sovran Self-Storage, Inc. (NYSE: SSS), and U-Store-It Inc. (NYSE: YSI).

Growth and Investment Strategies

Our primary business objectives are to maximize cash flow available for distribution to our stockholders and to achieve sustainable long-term growth in cash flow per share in order to maximize long-term stockholder value. We continue to evaluate a range of growth initiatives and opportunities, including the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We plan to pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team will seek to maximize revenue by responding to changing market conditions through our technology system's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than the majority of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.

- ***Focus on the acquisition of self-storage properties from strategic partners and third parties.*** Our acquisitions team will continue to pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. Our July 2005 acquisition of Storage USA has bolstered our reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close non-brokered, private deals. In addition, our status as an UPREIT enables flexibility when structuring deals.

- ***Develop new self-storage properties.*** We currently have joint venture and wholly-owned development properties and will continue to develop new self-storage properties in our core markets. Our development pipeline through 2009 includes 26 projects. The majority of the projects will be developed on a wholly-owned basis by the Company.
- ***Expand our management business.*** We see our management business as a future acquisition pipeline. We expect to pursue strategic relationships with owners that should strengthen our acquisition pipeline through agreements which give us first right of refusal to purchase the managed property in the event of a potential sale. Nineteen of our 39 2007 acquisitions came from this channel.

Financing of Our Growth Strategies

- ***Acquisition and Development Financing***

  We currently have a $100.0 million revolving line of credit (the "credit line") that is collateralized by certain of our self-storage properties. As of December 31, 2007, the credit line had $100.0 million of available capacity based on the assets collateralizing the credit line. We expect to maintain a flexible approach in financing new property acquisitions. We plan to finance future acquisitions through a combination of borrowings under the credit line, traditional secured mortgage financing, additional equity offerings and additional joint venture partnerships.

- ***Development Joint Venture Financing***

  We own 326 of our 591 stabilized properties and 20 of our 60 lease-up properties through joint ventures with third parties, including affiliates of Prudential Financial, Inc. In each joint venture, we generally manage the day-to-day operations of the underlying properties and have the right to participate in major decisions relating to sales of properties or financings by the applicable joint venture. Our joint venture partners typically provide most of the equity capital required for the operation of the respective business. Under the operating agreements for the joint ventures, we typically maintain the right to receive between 17.0% and 50.0% of the available cash flow from operations after our joint venture partners have received a predetermined return, and between 17.0% and 50.0% of the available cash flow from capital transactions after our joint venture partners have received a return of their capital plus such predetermined return. Most joint venture agreements include buy-sell rights, as well as rights of first refusal in connection with the sale of properties by the joint venture.

- ***Disposition of Properties***

  We will continue to review our portfolio for properties or groups of properties that are not strategically located and determine whether to dispose of these properties to fund other growth.

Regulation

Generally, self-storage properties are subject to various laws, ordinances and regulations, including regulations relating to lien sale rights and procedures. Changes in any of these laws or regulations, as well as changes in laws, such as the Comprehensive Environmental Response and Compensation Liability Act ("CERCLA"), which increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties, or laws affecting development, construction, operation, upkeep, safety and taxation may result in significant unanticipated expenditures, loss of self-storage sites or other impairments to operations, which would adversely affect our financial position, results of operations or cash flows.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled

persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws also exist that may require modifications to the properties, or restrict further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, thereby requiring substantial capital expenditures. To the extent our properties are not in compliance, we are likely to incur additional costs to comply with the ADA.

Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, and are subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto.

Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, results of operations or cash flows.

Employees

As of February 15, 2008, we had 1,853 employees and believe our relationship with our employees to be good. Our employees are not represented by a collective bargaining agreement.

Item 1A. Risk Factors

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information contained in this Annual Report before trading in our securities. If any of the events set forth in the following risks actually occur, our business, operating results, prospects and financial condition could be harmed.

Our performance is subject to risks associated with real estate investments. We are a real estate company that derives our income from operation of our properties. There are a number of factors that may adversely affect the income that our properties generate, including the following:

Risks Related to Our Properties and Operations

If we are unable to promptly re-let our units or if the rates upon such re-letting are significantly lower than expected, then our business and results of operations would be adversely affected.

Virtually all of our leases are on a month-to-month basis. Any delay in re-letting units as vacancies arise would reduce our revenues and harm our operating results. In addition, lower than expected rental rates upon re-letting could impede our growth.

We face increasing competition for the acquisition of self-storage properties and other assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities engaged in real estate investment activities for acquisitions of self-storage properties and other assets, including national, regional and local operators and developers of self-storage properties. These competitors may drive up the price we must pay for self-storage properties or other assets we seek to acquire or may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. This competition will result in increased

demand for these assets and therefore increased prices paid for them. Because of an increased interest in single-property acquisitions among tax-motivated individual purchasers, we may pay higher prices if we purchase single properties in comparison with portfolio acquisitions. If we pay higher prices for self-storage properties or other assets, our profitability will be reduced.

Our investments in development and redevelopment projects may not yield anticipated returns, which would harm our operating results and reduce the amount of funds available for distributions.

A key component of our growth strategy is exploring new asset development and redevelopment opportunities through strategic joint ventures and on a wholly-owned basis. To the extent that we engage in these development and redevelopment activities, they will be subject to the following risks normally associated with these projects:

- we may be unable to obtain financing for these projects on favorable terms or at all;
- we may not complete development projects on schedule or within budgeted amounts;
- we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations; and
- occupancy rates and rents at newly developed or redeveloped properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

In deciding whether to develop or redevelop a particular property, we make certain assumptions regarding the expected future performance of that property. We may underestimate the costs necessary to bring the property up to the standards established for its intended market position or may be unable to increase occupancy at a newly acquired property as quickly as expected or at all. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these development or redevelopment projects and harm our operating results, liquidity and financial condition, which could result in a decline in the value of our securities.

We may in the future develop self-storage properties in geographic regions where we do not currently have a significant presence and where we do not possess the same level of familiarity with development, which could adversely affect our ability to develop such properties successfully or at all or to achieve expected performance.

We rely on the investments of our joint venture partners for funding our development and redevelopment projects. If our reputation in the self-storage industry changes or the number of investors considering us an attractive strategic partner is otherwise reduced, our ability to develop or redevelop properties could be affected, which would limit our growth.

We may not be successful in identifying and consummating suitable acquisitions that meet our criteria, which may impede our growth and negatively affect our stock price.

Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions or investments on satisfactory terms or at all. Failure to identify or consummate acquisitions will slow our growth, which could in turn adversely affect our stock price.

Our ability to acquire properties on favorable terms and successfully integrate and operate them may be constrained by the following significant risks:

- competition from local investors and other real estate investors with significant capital, including other publicly-traded REITs and institutional investment funds;
- competition from other potential acquirers may significantly increase the purchase price which could reduce our profitability;
- the inability to achieve satisfactory completion of due diligence investigations and other customary closing conditions;
- failure to finance an acquisition on favorable terms or at all;
- we may spend more than the time and amounts budgeted to make necessary improvements or renovations to acquired properties; and
- we may acquire properties subject to unknown liabilities without any recourse, or with only limited recourse, such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

In addition, strategic decisions by us, such as acquisitions, may adversely affect the price of our securities.

We may not be successful in integrating and operating acquired properties.

We expect to make future acquisitions of self-storage properties. If we acquire any self-storage properties, we will be required to integrate them into our existing portfolio. The acquired properties may turn out to be less compatible with our growth strategy than originally anticipated, may cause disruptions in our operations or may divert management's attention away from day-to-day operations, which could impair our results of operations as a whole.

We depend upon our on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties we encounter in hiring, training and maintaining skilled field personnel may harm our operating performance.

We had 1,578 field personnel as of February 15, 2008 in the management and operation of our properties. The general professionalism of our site managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. We also rely upon our field personnel to maintain clean and secure self-storage properties. If we are unable to successfully recruit, train and retain qualified field personnel, the quality of service we strive to provide at our properties could be adversely affected which could lead to decreased occupancy levels and reduced operating performance.

Other self-storage operators may employ STORE or a technology similar to STORE, which could enhance their ability to compete with us.

We rely on STORE, a state-of-the-art, proprietary, web-based tracking and yield management technology, to support all aspects of our business operations and to help us implement new development and acquisition opportunities and strategies. If other self-storage companies obtain a license to use STORE, or employ or develop a technology similar to STORE, their ability to compete with us could be enhanced.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow.

We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property. In addition, if any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

Increases in taxes and regulatory compliance costs may reduce our income.

Costs resulting from changes in real estate tax laws generally are not passed through to tenants directly and will affect us. Increases in income, property or other taxes generally are not passed through to tenants under leases and may reduce our net income, funds from operations ("FFO"), cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make distributions to stockholders, and the trading price of our securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which could similarly adversely affect our business and results of operations.

We do not always obtain independent appraisals of our properties, and thus the consideration paid for these properties may exceed the value that may be indicated by third-party appraisals.

We do not always obtain third-party appraisals in connection with our acquisition of properties and the consideration being paid by us in exchange for those properties may exceed the value as determined by third-party appraisals. In such cases, the terms of any agreements and the valuation methods used to determine the value of the properties were determined by our senior management team.

Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations.

Under various U.S. federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances or materials. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.

Certain environmental laws also impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property even after they no longer own or operate the property. Moreover, the past or present owner or operator from which a release emanates could be liable for any personal injuries or

property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases.

Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous materials and other regulated substances. For example, environmental laws govern the management of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions.

No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws, ordinances or regulations may impose additional material environmental liability.

Our investments available-for-sale portfolio is invested in auction rate securities or ARS. Failures in these auctions affect our liquidity, while deterioration in credit ratings of issuers and/or third parties insuring such investments may require us to adjust the carrying value of our investment through an impairment charge to earnings.

At December 31, 2007, we had $24.5 million par value invested in auction rate securities. If an auction fails for amounts we have invested in ARS, our investment will not be liquid. At December 31, 2007, auctions for all of our ARS had failed. As a result, we will not be able to access such funds until a future auction on these investments is successful or these securities are redeemed. We cannot assure you that an auction with respect to these securities will ever succeed or that these securities will be redeemed, in which case, we would be required to hold the ARS until maturity. These investments are non mortgage-backed and are insured for their principal and interest in the case of default. Related to these failed auctions, we recorded a $1.2 million other-than-temporary impairment charge and a $1.4 million temporary impairment charge to reduce the value of our investment in ARS to an estimated fair value of approximately $21.8 million. To the extent that the auctions continue to fail and/or the credit rating of the issuers or the third parties insuring such investments deteriorates, we may be required to record further impairment charges with respect to these securities.

Adverse economic or other conditions in the markets in which we do business could negatively affect our occupancy levels and rental rates and therefore our operating results.

Our operating results are dependent upon our ability to maximize occupancy levels and rental rates in our self-storage properties. Adverse economic or other conditions in the markets in which we operate may lower our occupancy levels and limit our ability to increase rents or require us to offer rental discounts. If our properties fail to generate revenues sufficient to meet our cash requirements, including operating and other expenses, debt service and capital expenditures, our net income, FFO, cash flow, financial condition, ability to make distributions to stockholders and the trading price of our securities could be adversely affected. The following factors, among others, may adversely affect the operating performance of our properties:

- the national economic climate and the local or regional economic climate in the markets in which we operate, which may be adversely impacted by, among other factors, industry slowdowns, relocation of businesses and changing demographics;
- periods of economic slowdown or recession, rising interest rates, or declining demand for self-storage or the public perception that any of these events may occur could result in a general decline in rental rates or an increase in tenant defaults;

- local or regional real estate market conditions such as the oversupply of self-storage or a reduction in demand for self-storage in a particular area;
- perceptions by prospective users of our self-storage properties of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located;
- increased operating costs, including the need for capital improvements, insurance premiums, real estate taxes and utilities;
- changes in the supply of or demand for similar or competing properties in an area;
- the impact of environmental protection laws;
- earthquakes, hurricanes and other natural disasters, terrorist acts, civil disturbances or acts of war which may result in uninsured or underinsured losses; and
- changes in tax, real estate and zoning laws.

Risks Related to Our Organization and Structure

Our business could be harmed if key personnel with long-standing business relationships in the self-storage industry terminate their employment with us.

Our success depends, to a significant extent, on the continued services of our Chairman and Chief Executive Officer and the other members of our executive management team. Our executive management team has substantial experience in the self-storage industry. In addition, our ability to continue to develop properties depends on the significant relationships our executive management team has developed with our institutional joint venture partners such as affiliates of Prudential Financial, Inc. There is no guarantee that any of them will remain employed by us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our executive management team, particularly our Chairman and Chief Executive Officer, could harm our business and our prospects.

We may change our investment and financing strategies and enter into new lines of business without stockholder consent, which may subject us to different risks.

We may change our investment and financing strategies and enter into new lines of business at any time without the consent of our stockholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this document. A change in our investment strategy or our entry into new lines of business may increase our exposure to other risks or real estate market fluctuations.

If other self-storage companies convert to an UPREIT structure or if tax laws change, we may no longer have an advantage in competing for potential acquisitions.

Because we are structured as an UPREIT, we are a more attractive acquirer of properties to tax-motivated sellers than our competitors that are not structured as UPREITs. However, if other self-storage companies restructure their holdings to become UPREITs, this competitive advantage will disappear. In addition, new legislation may be enacted or new interpretations of existing legislation may be issued by the Internal Revenue Service ("IRS"), or the U.S. Treasury Department that could affect the attractiveness of our UPREIT structure so that it may no longer assist us in competing for acquisitions.

Tax indemnification obligations may require the Operating Partnership to maintain certain debt levels.

In connection with the formation transactions entered into prior to our IPO in 2004 and certain other property acquisitions, we agreed to make available to each of Kenneth M. Woolley, our Chairman and Chief Executive Officer, Richard S. Tanner, our Senior Vice President, Development, and other third parties, the following tax protections: for nine years, with a three-year extension if the applicable party continues to own at least 50% of the OP units received by it in the formation transactions at the expiration of the initial nine-year period, the opportunity to (1) guarantee debt or (2) enter into a special loss allocation and deficit restoration obligation, in an aggregate amount, with respect to the foregoing contributors, of at least $60.0 million. We agreed to these provisions in order to assist these contributors in preserving their tax position after their contributions. These obligations may require us to maintain certain indebtedness that we would not otherwise require for our business.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority.

As of December 31, 2007, we held interests in 346 properties through joint ventures. All of these arrangements could be adversely affected by our lack of sole decision-making authority, our reliance on co-venturers financial conditions and disputes between us and our co-venturers. We expect to continue our joint venture strategy by entering into more joint ventures for the purpose of developing new self-storage properties and acquiring existing properties. In such event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. The decision-making authority regarding the properties we currently hold through joint ventures is either vested exclusively with our joint venture partners, is subject to a majority vote of the joint venture partners or equally shared by us and the joint venture partners. In addition, investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and efforts on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers, which could harm our financial condition.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, Spencer F. Kirk, President, Richard S. Tanner, Senior Vice President, Development, Kent W. Christensen, Executive Vice President and Chief Financial Officer, and Charles L. Allen, Executive Vice President and Chief Legal Officer, members of our senior management team, have outside business interests which could divert their time and attention away from us, which could harm our business.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, as well and certain other members of our senior management team, have outside business interests. These business interests include the ownership of a self-storage property located in Pico Rivera, California. Other than this property, the members of our senior management are not currently engaged in any other self-storage activities outside the Company. In addition, Mr. Woolley's employment agreement includes an exception to his non-competition covenant pursuant to which he is permitted to devote a portion of his time to the management and operations of Nevada West Development, LLC (formerly known as RMI Development, LLC), a multi-family business in which he has a majority ownership. Although Mr. Woolley's employment agreement requires that he devote substantially his full business time and attention to us, this agreement also permits him to devote time to his outside business interests. These outside business interests could interfere with his ability to devote time to our business and affairs and as a result, our business could be harmed.

Conflicts of interest could arise as a result of our relationship with our Operating Partnership.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our Company under applicable Maryland law in connection with their management of our Company. At the same time, we, through our wholly-owned subsidiary, have fiduciary duties, as a general partner, to our Operating Partnership and to the limited partners under Delaware law in connection with the management of our Operating Partnership. Our duties, through our wholly-owned subsidiary, as a general partner to our Operating Partnership and its partners may come into conflict with the duties of our directors and officers to our Company. The partnership agreement of our Operating Partnership does not require us to resolve such conflicts in favor of either our Company or the limited partners in our Operating Partnership. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness, and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that neither we, our direct wholly-owned Massachusetts business trust subsidiary, as the general partner of the Operating Partnership, nor any of our or their trustees, directors or officers, will be liable or accountable in damages to our Operating Partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee, director or officer, acted in good faith. *In addition, our Operating Partnership is required* to indemnify us, our affiliates and each of our respective trustees, officers, directors, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, provided that our Operating Partnership will not indemnify for (1) willful misconduct or a knowing violation of the law, (2) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Our management's ownership of contingent conversion shares, or CCSs, and contingent conversion units, or CCUs, may cause them to devote a disproportionate amount of time to the performance of the related 14 wholly-owned lease-up properties, which could cause our overall operating performance to suffer.

In connection with our IPO, we issued to certain contributors, which included certain members of our senior management, CCSs and/or a combination of OP units and CCUs. The terms of the CCSs and CCUs provide that they will convert into our common stock and OP units, respectively, only if the relevant 14 lease-up properties identified at the time of the IPO achieve specified performance thresholds prior to December 31, 2008. As a result, our directors and officers who own CCSs and CCUs may have an incentive to devote a disproportionately large amount of their time and attention to these properties in comparison with our remaining properties, which could harm our overall operating results.

We may pursue less vigorous enforcement of terms of contribution and other agreements because of conflicts of interest with certain of our officers.

Kenneth M. Woolley, our Chairman and Chief Executive Officer, Spencer F. Kirk, President, Kent W. Christensen, Executive Vice President and Chief Financial Officer, Charles L. Allen, Executive Vice President and Chief Legal Officer, and Richard S. Tanner, Senior Vice President, Development had direct or indirect ownership interests in certain properties that were contributed to our Operating Partnership in the formation transactions. Following the completion of the formation transactions, we, under the agreements relating to the contribution of such interests, became entitled to indemnification and damages in the event of breaches of representations or warranties made by the contributors. In addition, Kenneth M. Woolley's employment agreement includes an exception to his non-competition covenant pursuant to which he is permitted to devote time to the management and operations of Nevada West Development, LLC (formerly known as RMI Development, LLC), a multi-family business. None of these contribution and non-competition agreements was negotiated at an arm's-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these contribution and non-competition agreements because of our desire to maintain our ongoing relationships with the individuals party to these agreements.

Certain provisions of Maryland law and our organizational documents, including the stock ownership limit imposed by our charter, may inhibit market activity in our stock and could prevent or delay a change in control transaction.

Our charter, subject to certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT and to limit any person to actual or constructive ownership of no more than 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding common stock or 7.0% (by value or by number of shares, whichever is more restrictive) of our outstanding capital stock. Our board of directors, in its sole discretion, may exempt a proposed transferee from the ownership limit. However, our board of directors may not grant an exemption from the ownership limit to any proposed transferee whose ownership could jeopardize our qualification as a REIT. These restrictions on ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our securities or otherwise be in the best interests of our stockholders. Different ownership limits apply to the family of Kenneth M. Woolley, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and Spencer F. Kirk, certain of his affiliates, family members and estates and trusts formed for the benefit of the foregoing and certain designated investment entities (as defined in our charter).

Our board of directors has the power to issue additional shares of our stock in a manner that may not be in the best interest of our stockholders.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common stock or preferred stock and to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. Our board of directors could issue additional shares of our common stock or establish a series of preferred stock that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our securities or otherwise not be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our bylaws require us to indemnify our directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

To the extent our distributions represent a return of capital for U.S. federal income tax purposes, our stockholders could recognize an increased capital gain upon a subsequent sale of common stock.

Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder's adjusted tax basis in his, her, or its common stock, but instead will constitute a return of capital and will reduce such adjusted basis. If distributions result in a reduction of a stockholder's adjusted basis in such holder's common stock, subsequent sales of such holder's common stock will result in recognition of an increased capital gain or decreased capital loss due to the reduction in such adjusted basis.

Risks Related to the Real Estate Industry

Our primary business involves the ownership, operation and development of self-storage properties.

Our current strategy is to own, operate and develop only self-storage properties. Consequently, we are subject to risks inherent in investments in a single industry. Because investments in real estate are inherently illiquid, this strategy makes it difficult for us to diversify our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate and zoning law changes and changes in environmental protection laws may also increase our costs, lower the value of our investments and decrease our income, which would adversely affect our business, financial condition and operating results.

Any negative perceptions of the self-storage industry generally may result in a decline in our stock price.

To the extent that the investing public has a negative perception of the self-storage industry, the value of our securities may be negatively impacted, which could result in our securities trading below the inherent value of our assets.

Costs associated with complying with the Americans with Disabilities Act of 1990 may result in unanticipated expenses.

Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature,

which could result in substantial capital expenditures. We have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the facility into compliance. If we incur substantial costs to comply with the ADA or other legislation, our financial condition, results of operations, cash flow, per share trading price of our securities and our ability to satisfy our debt service obligations and to make distributions to our stockholders could be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate.

Any investments in unimproved real property may take significantly longer to yield income-producing returns, if at all, and may result in additional costs to us to comply with re-zoning restrictions or environmental regulations.

We have invested in the past, and may invest in the future, in unimproved real property. Unimproved properties generally take longer to yield income-producing returns based on the typical time required for development. Any development of unimproved property may also expose us to the risks and uncertainties associated with re-zoning the land for a higher use or development and environmental concerns of governmental entities and/or community groups. Any unsuccessful investments or delays in realizing an income-producing return or increased costs to develop unimproved real estate could restrict our ability to earn our targeted rate of return on an investment or adversely affect our ability to pay operating expenses which would harm our financial condition and operating results.

Risks Related to Our Debt Financings

Required payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the distributions currently contemplated or necessary to maintain our qualification as a REIT and may expose us to the risk of default under our debt obligations.

As of December 31, 2007, we had approximately $1.3 billion of outstanding indebtedness. We expect to incur additional debt in connection with future acquisitions. We may borrow under our credit line or borrow new funds to acquire these future properties. Additionally, we do not anticipate that our internally generated cash flow will be adequate to repay our existing indebtedness upon maturity and, therefore, we expect to repay our indebtedness through refinancings and equity and/or debt offerings.

Further, we may need to borrow funds to make distributions required to maintain our qualification as a REIT or to meet our expected distributions.

If we are required to utilize our credit line for purposes other than acquisition activity, this will reduce the amount available for acquisitions and could slow our growth. Therefore, our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions or distributions required to maintain our qualification as a REIT;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;
- because a portion of our debt bears interest at variable rates, an increase in interest rates could materially increase our interest expense;
- we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;
- after debt service, the amount available for distributions to our stockholders is reduced;
- our debt level could place us at a competitive disadvantage compared to our competitors with less debt;
- we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;
- we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;
- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and
- our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in a default on other indebtedness or result in the foreclosures of other properties.

We could become highly leveraged in the future because our organizational documents contain no limitation on the amount of debt we may incur.

Our organizational documents contain no limitations on the amount of indebtedness that we or our Operating Partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our portfolio at any time. If we become more highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated distributions and/or the distributions required to maintain our REIT qualification, and could harm our financial condition.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

As of December 31, 2007 we had approximately $1.3 billion of debt outstanding, of which approximately $124.9 million, or 9.5%, was subject to variable interest rates (including $61.8 million on which we had a reverse interest rate swap). This variable rate debt had a weighted average interest rate of approximately 5.9% per annum. Increases in interest rates on this variable rate debt would increase our interest expense, which could harm our cash flow and our ability to pay distributions. For example,

if market rates of interest on this variable rate debt increased by 100 basis points, the increase in interest expense would decrease future earnings and cash flows by approximately $1.2 million annually.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In certain cases we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements. Hedging involves risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make distributions to our stockholders.

Recent disruptions in the financial markets could affect our ability to obtain debt financing on favorable terms (or at all) and have other adverse effects on us.

The United States credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions and fund current and future development projects. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse effect on other financial markets in the United States, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities. These disruptions in the financial markets may have other adverse effects on us or the economy generally.

Risks Related to Qualification and Operation as a REIT

To maintain our qualification as a REIT, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding net capital gains, and we are subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds on a short-term basis, or possibly long-term, to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from a difference in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt amortization payments.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for dividends paid by domestic corporations to individual U.S. stockholders is 15% (through 2010). Dividends paid by REITs, however, are generally

not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our securities.

In addition, the relative attractiveness of real estate in general may be adversely affected by the favorable tax treatment given to corporate dividends, which could negatively affect the value of our properties.

Possible legislative or other actions affecting REITs could adversely affect our stockholders.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect our stockholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to us or our stockholders will be changed.

The power of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute our net taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Our failure to qualify as a REIT would have significant adverse consequences to us and the value of our stock.

We believe we operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes under the Internal Revenue Code. If we fail to qualify as a REIT or lose our qualification as a REIT at any time, we will face serious tax consequences that would substantially reduce the funds available for distribution for each of the years involved because:

- we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we also could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following a year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that our U.S. individual stockholders would be taxed on our dividends at capital gains rates, and our U.S. corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Internal Revenue Code. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the relief provisions under the Internal Revenue Code in order to maintain our REIT status, we may nevertheless be required to pay penalty taxes of $50,000 or more for each such failure. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could adversely affect the value of our securities.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our gross income and the owners of our stock. Our ability to satisfy the asset tests depends upon our analysis of the fair market value of our assets, some of which are not susceptible to precise determination, and for which we will not obtain independent appraisals. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains, and we will be subject to income tax at regular corporate rates to the extent we distribute less than 100% of our net taxable income including capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors, our ability to qualify as a REIT for U.S. federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although we believe that we have been organized and have operated in a manner that is intended to allow us to qualify for taxation as a REIT, we can give no assurance that we have qualified or will continue to qualify as a REIT for tax purposes. We have not requested and do not plan to request a ruling from the Internal Revenue Service regarding our qualification as a REIT.

We will pay some taxes.

Even though we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some U.S. federal, state and local taxes on our income and property. Extra Space Management, Inc. manages self-storage properties for our joint venture properties and properties owned by third parties. We, jointly with Extra Space Management, Inc., elected to treat Extra Space Management, Inc. as a "taxable REIT subsidiary" of our Company for U.S. federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation, and may be limited in its ability to deduct interest payments made to us. In addition, we will be subject to a 100% penalty tax on certain amounts if the economic arrangements among our tenants, our taxable REIT subsidiary and us are not comparable to similar arrangements among unrelated parties or if we receive payments for inventory or property held for sale to customers in the ordinary course of business. Also, if we sell property as a dealer (i.e., to customers in the ordinary course of our trade or business), we will be subject to a 100% penalty tax on any gain arising from such sales. While we don't intend to sell properties as a dealer, the IRS could take a contrary position. To the extent that we are or our taxable REIT subsidiary is required to pay U.S. federal, state or local taxes, we will have less cash available for distribution to stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego attractive business or investment opportunities. Thus, compliance with the REIT requirements may adversely affect our ability to operate solely to maximize profits.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of December 31, 2007, we owned or had ownership interests in 606 self-storage properties located in 33 states and Washington, D.C. Of these properties, 260 are wholly-owned and 346 are held in joint ventures. In addition, we managed an additional 45 properties for franchisees or third parties bringing the total number of properties which we own and/or manage to 651. We receive a management fee equal to approximately 6% of gross revenues to manage the joint venture, third party and franchise sites. As of December 31, 2007, we owned or had ownership interest in approximately 44 million square feet of space configured in approximately 420,000 separate storage units. Approximately 70% of our properties are clustered around the larger population centers, such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco. These markets contain above-average population and income demographics for new self-storage properties. The clustering of assets around these population centers enables us to reduce our operating costs through economies of scale. The Storage USA acquisition in 2005 gave us an increased scale in many core markets as well as a foothold in many markets where we had no previous presence.

We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. We consider a property to be stabilized once it has achieved either an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

As of December 31, 2007, approximately 300,000 tenants were leasing storage units at the 651 properties that we own and/or manage, primarily on a month-to-month basis, providing the flexibility to increase rental rates over time as market conditions permit. Although leases are short-term in duration, the typical tenant tends to remain at our properties for an extended period of time. For properties that were stabilized as of December 31, 2007, the median length of stay was approximately eleven months.

Our property portfolio is made up of different types of construction and building configurations depending on the site and the municipality where it is located. Most often sites are what we consider "hybrid" facilities, a mix of both drive-up buildings and multi-floor buildings. We have a number of multi-floor buildings with elevator access only, and a number of facilities featuring ground-floor access only.

The following table sets forth additional information regarding the occupancy of our stabilized properties on a state-by-state basis as of December 31, 2007 and 2006. The information as of December 31, 2006 is on a pro forma basis as though all the properties owned at December 31, 2007 were under our control as of December 31, 2006.

Stabilized Property Data Based on Location

Location	Number of Properties	Company Number of Units as of Dec. 31, 2007(1)	Pro forma Number of Units as of Dec. 31, 2006	Company Net Rentable Square Feet as of Dec. 31, 2007(2)	Pro forma Net Rentable Square Feet as of Dec. 31, 2006	Company Square Foot Occupancy % Dec. 31, 2007	Pro forma Square Foot Occupancy % Dec. 31, 2006
Wholly-owned properties							
Alabama	1	585	609	76,685	76,295	75.7%	70.8%
Arizona	4	2,264	2,258	279,868	279,150	89.1%	91.6%
California	42	34,856	34,843	3,322,104	3,314,084	82.9%	82.2%
Colorado	6	2,942	2,966	360,941	359,491	85.1%	85.6%
Connecticut	1	745	745	62,505	62,430	82.6%	78.7%
Florida	28	18,618	18,615	1,952,857	1,951,174	83.4%	86.2%
Georgia	12	6,447	6,481	835,386	835,303	85.0%	85.9%
Hawaii	2	2,876	2,864	150,088	154,413	79.3%	81.2%
Illinois	4	2,676	2,671	263,589	264,084	85.7%	85.4%
Indiana	1	589	590	62,250	62,250	84.0%	85.8%
Kansas	1	506	502	49,940	49,940	90.4%	89.4%
Kentucky	3	1,591	1,578	194,470	194,351	82.9%	83.1%
Louisiana	2	1,411	1,413	148,155	147,990	87.2%	92.6%
Maryland	9	7,450	7,365	795,596	764,026	83.7%	83.1%
Massachusetts	24	13,509	13,484	1,432,791	1,437,792	82.0%	82.0%
Michigan	2	1,040	1,046	135,474	134,722	84.5%	80.5%
Missouri	6	3,177	3,159	375,557	374,962	83.0%	84.7%
Nevada	2	1,253	1,240	132,065	130,935	83.9%	84.0%
New Hampshire	2	1,007	1,006	125,909	125,609	82.9%	81.6%
New Jersey	21	17,095	17,110	1,669,263	1,671,053	83.5%	85.3%
New Mexico	1	503	531	61,690	67,290	87.1%	94.4%
New York	8	7,233	7,246	487,784	487,239	80.2%	80.0%
Ohio	4	2,027	2,042	273,236	275,291	82.5%	83.2%
Oregon	1	764	767	103,450	103,610	88.5%	86.6%
Pennsylvania	8	6,145	6,134	639,377	641,922	83.0%	82.9%
Rhode Island	1	726	730	75,201	75,241	87.6%	85.5%
South Carolina	4	2,067	2,068	245,734	245,734	89.8%	89.0%
Tennessee	6	3,527	3,535	476,612	474,852	81.7%	86.8%
Texas	19	11,858	11,963	1,337,182	1,343,041	87.2%	84.3%
Utah	3	1,533	1,531	210,640	210,350	91.1%	91.3%
Virginia	4	2,889	2,893	272,699	272,663	82.3%	80.4%
Washington	3	2,031	2,030	244,865	244,595	89.1%	93.9%
Total Wholly-Owned Stabilized	**235**	**161,940**	**162,015**	**16,853,963**	**16,831,882**	**83.9%**	**84.3%**

Location	Number of Properties	Company Number of Units as of Dec. 31, 2007(1)	Pro forma Number of Units as of Dec. 31, 2006	Company Net Rentable Square Feet as of Dec. 31, 2007(2)	Pro forma Net Rentable Square Feet as of Dec. 31, 2006	Company Square Foot Occupancy % Dec. 31, 2007	Pro forma Square Foot Occupancy % Dec. 31, 2006
Joint-venture properties							
Alabama	3	1,708	1,720	205,638	205,493	85.2%	88.4%
Arizona	11	6,900	6,898	751,526	751,266	87.0%	92.1%
California	73	52,388	52,453	5,384,022	5,383,859	87.6%	86.7%
Colorado	2	1,333	1,335	158,063	158,013	81.3%	80.3%
Connecticut	8	5,979	5,979	690,424	689,739	77.3%	78.8%
Delaware	1	589	589	71,655	71,655	91.8%	87.5%
Florida	23	19,314	19,290	1,951,316	1,941,486	83.9%	84.9%
Georgia	3	1,889	1,918	246,926	251,510	81.0%	78.5%
Illinois	6	4,005	4,029	431,547	433,292	80.7%	77.0%
Indiana	8	3,153	3,143	406,503	406,113	85.8%	85.7%
Kansas	3	1,217	1,214	163,705	164,200	82.2%	85.0%
Kentucky	4	2,286	2,276	268,547	268,339	86.9%	82.6%
Maryland	13	10,223	10,219	1,013,293	1,012,848	84.2%	83.1%
Massachusetts	16	8,480	8,539	972,515	974,415	81.2%	81.1%
Michigan	10	5,955	5,957	784,303	783,032	86.2%	78.0%
Missouri	2	954	953	118,195	118,235	84.6%	72.9%
Nevada	7	4,638	4,642	620,179	620,698	88.8%	88.4%
New Hampshire	3	1,321	1,323	137,554	137,754	85.1%	83.6%
New Jersey	20	15,138	15,148	1,592,743	1,590,686	80.8%	85.4%
New Mexico	8	4,201	4,197	462,110	462,124	80.1%	82.4%
New York	21	22,158	22,116	1,720,225	1,715,111	86.7%	84.1%
Ohio	11	5,017	5,031	749,427	752,202	81.4%	84.4%
Oregon	2	1,289	1,289	136,660	137,140	88.6%	92.5%
Pennsylvania	9	6,471	6,483	687,048	688,040	83.4%	83.5%
Rhode Island	1	610	611	73,880	73,905	71.5%	69.2%
Tennessee	22	11,802	11,850	1,549,313	1,549,217	85.3%	85.4%
Texas	18	11,836	11,869	1,521,306	1,520,261	78.9%	77.1%
Utah	1	520	520	59,500	59,400	88.9%	89.4%
Virginia	15	10,414	10,387	1,107,780	1,106,646	84.3%	80.9%
Washington	1	551	551	62,730	62,730	88.3%	82.2%
Washington, DC	1	1,536	1,536	102,003	101,990	89.5%	86.6%
Total Stabilized Joint-Ventures	**326**	**223,875**	**224,065**	**24,200,636**	**24,191,399**	**84.4%**	**83.9%**
Managed properties							
California	4	2,680	2,685	333,175	333,175	74.4%	80.2%
Colorado	1	513	513	56,240	56,240	89.2%	82.9%
Florida	1	573	570	56,845	56,535	90.1%	92.4%
Georgia	7	4,534	4,555	485,434	488,475	84.4%	84.5%
Maryland	3	3,244	3,139	278,877	258,613	81.7%	79.5%
Nevada	1	435	440	61,235	61,235	82.7%	78.8%
New Jersey	2	1,101	1,093	131,707	131,492	86.8%	87.3%
New Mexico	2	1,576	1,585	171,555	171,555	84.4%	89.2%
Pennsylvania	2	886	889	130,750	131,330	91.4%	88.0%
Tennessee	2	1,146	1,150	135,410	135,695	89.7%	89.4%
Texas	1	371	371	46,955	46,955	99.3%	97.9%
Utah	2	1,437	1,433	136,627	136,737	83.3%	76.8%
Washington, DC	2	1,255	1,256	111,759	111,809	80.8%	82.5%
Total Stabilized Managed Properties	**30**	**19,751**	**19,679**	**2,136,569**	**2,119,846**	**83.7%**	**84.0%**
Total Stabilized Properties	**591**	**405,566**	**405,759**	**43,191,168**	**43,143,127**	**84.1%**	**84.1%**

(1) Represents unit count as of December 31, 2007, which may differ from December 31, 2006 unit count due to unit conversions or expansions.

(2) Represents net rentable square feet as of December 31, 2007, which may differ from December 31, 2006 net rentable square feet due to unit conversions or expansions.

The following table sets forth additional information regarding the occupancy of our lease-up properties on a state-by-state basis as of December 31, 2007 and 2006. The information as of December 31, 2006 is on a pro forma basis as though all the properties owned at December 31, 2007 were under our control as of December 31, 2006.

Lease-up Property Data Based on Location

		Company	Pro forma	Company	Pro forma	Company	Pro forma
Location	Number of Properties	Number of Units as of Dec. 31, 2007(1)	Number of Units as of Dec. 31, 2006	Net Rentable Square Feet as of Dec. 31, 2007(2)	Net Rentable Square Feet as of Dec. 31, 2006	Square Foot Occupancy % Dec. 31, 2007	Square Foot Occupancy % Dec. 31, 2006
Wholly-owned properties							
Arizona	1	586	599	67,375	67,375	77.5%	55.8%
California	6	4,189	3,358	485,541	381,401	65.5%	63.7%
Colorado	1	357	360	58,928	58,928	81.4%	71.8%
Connecticut	2	1,295	1,308	115,600	115,820	73.5%	68.1%
Florida	2	1,258	1,254	157,305	156,820	73.3%	61.3%
Illinois	2	1,310	589	155,050	75,810	39.5%	63.7%
Maryland	1	622	—	76,070	—	0.0%	0.0%
Massachusetts	5	3,815	3,820	358,889	359,832	64.7%	47.3%
New Jersey	2	1,756	1,743	163,855	163,815	79.3%	76.0%
Pennsylvania	1	422	424	46,930	47,160	78.6%	65.3%
Texas	1	617	615	64,650	64,625	77.4%	44.6%
Washington	1	506	527	61,250	61,250	90.5%	83.5%
Total Wholly-Owned Lease-up	**25**	**16,733**	**14,597**	**1,811,443**	**1,552,836**	**65.4%**	**61.3%**
Joint-venture properties							
California	7	4,952	3,661	506,656	344,578	55.9%	57.2%
Florida	1	772	—	114,825	—	48.4%	0.0%
Illinois	3	2,495	2,528	264,527	264,442	66.9%	49.5%
Maryland	1	944	957	73,672	73,644	58.7%	25.1%
Massachusetts	1	786	791	74,880	74,880	85.4%	79.8%
New Jersey	2	1,196	560	119,735	62,400	55.4%	75.2%
New Mexico	1	490	508	76,154	65,904	90.8%	92.5%
New York	1	1,578	1,579	116,190	116,260	77.5%	72.6%
Pennsylvania	1	754	764	76,496	76,773	91.6%	82.9%
Rhode Island	1	499	504	55,570	55,995	35.0%	29.1%
Virginia	1	878	878	84,383	84,383	80.2%	61.2%
Total Lease-up Joint-Ventures	**20**	**15,344**	**12,730**	**1,563,088**	**1,219,259**	**64.3%**	**59.9%**
Managed properties							
California	2	1,242	1,254	155,660	156,070	82.8%	76.7%
Florida	2	1,275	1,297	108,695	111,121	81.0%	64.8%
Georgia	2	978	1,030	115,240	114,840	73.1%	69.4%
Indiana	1	555	589	68,690	68,690	79.8%	64.9%
Maryland	1	727	731	67,910	67,885	83.4%	72.0%
Massachusetts	2	2,146	2,150	189,944	190,244	65.0%	54.2%
New Jersey	1	862	—	78,030	—	28.0%	0.0%
Pennsylvania	1	1,128	—	104,850	—	10.9%	0.0%
Texas	2	1,139	1,165	125,280	124,445	87.4%	77.1%
Virginia	1	687	682	74,840	74,850	81.4%	75.3%
Total Lease-up Managed	**15**	**10,739**	**8,898**	**1,089,139**	**908,145**	**67.9%**	**68.3%**
Total Lease-up Properties	**60**	**42,816**	**36,225**	**4,463,670**	**3,680,240**	**65.6%**	**62.6%**

(1) *Represents unit count as of December 31, 2007, which may differ from December 31, 2006 unit count due to unit conversions or expansions.*

(2) *Represents net rentable square feet as of December 31, 2007, which may differ from December 31, 2006 net rentable square feet due to unit conversions or expansions.*

Item 3. Legal Proceedings

We are involved in various litigation and legal proceedings in the ordinary course of business. We are not a party to any material litigation or legal proceedings, or to the best of our knowledge, any threatened litigation or legal proceedings which, in the opinion of management, will have a material adverse effect on our financial condition or results of operations either individually or in the aggregate.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the quarter ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock has been traded on the New York Stock Exchange ("NYSE") under the symbol "EXR" since our IPO on August 17, 2004. Prior to that time there was no public market for our common stock.

The following table sets forth, for the periods indicated, the high and low bid price for our common stock as reported by the NYSE and the per share dividends declared:

Year	Quarter	Range High	Range Low	Dividends Declared
2006	1st	17.22	14.25	0.2275
	2nd	17.20	14.40	0.2275
	3rd	18.24	15.50	0.2275
	4th	19.00	16.96	0.2275
2007	1st	20.55	17.85	0.2275
	2nd	19.99	16.26	0.2275
	3rd	16.84	13.60	0.2275
	4th	16.63	13.10	0.2500

On February 15, 2008, the closing price of our common stock as reported by the NYSE was $14.07. At February 15, 2008, we had 288 holders of record of our common stock.

Holders of shares of common stock are entitled to receive distributions when declared by our board of directors out of any assets legally available for that purpose. As a REIT, we are required to distribute at least 90% of our "REIT taxable income," which is generally equivalent to our net taxable ordinary income, determined without regard to the deduction for dividends paid to our stockholders annually in order to maintain our REIT qualification for U.S. federal income tax purposes.

Item 6. Selected Financial Data

The following table sets forth the selected financial data and should be read in conjunction with the Financial Statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K. The financial data covered in this section for the period from January 1, 2003 to August 16, 2004 contain the results of operations and financial condition of Extra Space Storage LLC and its subsidiaries, the predecessor to Extra Space Storage Inc. and its subsidiaries, prior to the consummation of Extra Space Storage Inc.'s initial public offering on

August 17, 2004, and various formation transactions. (Dollars in thousands, except share and per share data.)

	Company				Predecessor
	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
Revenues:					
Property rental	$ 206,315	$ 170,993	$ 120,640	$ 62,656	$ 33,054
Fees and other income	32,551	26,271	14,088	3,064	2,762
Total revenues	238,866	197,264	134,728	65,720	35,816
Expenses:					
Property operations	73,070	62,243	45,963	26,066	14,858
Tenant insurance	4,710	2,328	1,023	—	—
Unrecovered development and acquisition costs	765	269	302	739	4,937
General and administrative	36,722	35,600	24,081	12,465	8,297
Depreciation and amortization	39,801	37,172	31,005	15,552	6,805
Total expenses	155,068	137,612	102,374	54,822	34,897
Income before interest, loss on debt extinguishments, Preferred Operating Partnership, equity in earnings of real estate ventures, impairment, minority interests and gain on sale of real estate assets	83,798	59,652	32,354	10,898	919
Interest expense	(61,015)	(50,953)	(42,549)	(28,491)	(18,746)
Interest income	10,417	2,469	1,625	251	445
Loss on debt extinguishments	—	—	—	(3,523)	—
Equity in earnings of real estate ventures	5,300	4,693	3,170	1,387	1,465
Fair value adjustment of obligation associated with Preferred Operating Partnership units	1,054	—	—	—	—
Impairment of investments available-for-sale	(1,233)	—	—	—	—
Minority interest in operating partnership and other minority interests	(2,227)	(985)	434	(733)	(2,701)
Income (loss) before gain on sale of real estate assets	36,094	14,876	(4,966)	(20,211)	(18,618)
Gain on sale of real estate assets	—	—	—	1,749	672
Net income (loss)	36,094	14,876	(4,966)	(18,462)	(17,946)
Fixed distribution paid to Preferred Operating Partnership unit holder	(1,510)	—	—	—	—
Preferred return on Class B, C, and E units	—	—	—	(5,758)	(5,336)
Loss on early redemption of Fidelity minority interest	—	—	—	(1,478)	—
Net income (loss) attributable to common stockholders	$ 34,584	$ 14,876	$ (4,966)	$ (25,698)	$ (23,282)
Net income (loss) per common share					
Basic	$ 0.53	$ 0.27	$ (0.14)	$ (1.68)	$ (5.62)
Diluted	$ 0.53	$ 0.27	$ (0.14)	$ (1.68)	$ (5.62)
Weighted average number of shares					
Basic	64,688,741	54,998,935	35,481,538	15,282,725	4,141,959
Diluted	70,503,668	59,291,749	35,481,538	15,282,725	4,141,959
Cash dividends paid per common share (1)	$ 0.93	$ 0.91	$ 0.91	$ 0.34	$ —
Balance Sheet Data					
Total assets	$ 2,054,075	$ 1,669,825	$ 1,420,192	$ 748,484	$ 383,751
Total notes payable, notes payable to trusts and lines of credit	1,319,771	948,174	866,783	472,977	273,808
Minority interests	64,982	35,158	36,235	21,453	22,390
Redeemable units and members' and shareholders' equity	$ 619,921	$ 643,555	$ 480,128	$ 243,607	$ 21,701
Other Data					
Net cash provided by (used in) operating activities	$ 101,332	$ 76,885	$ 17,463	$ (6,158)	$ (8,526)
Net cash used in investing activities	$ (253,579)	$ (239,778)	$ (614,834)	$ (261,298)	$ (59,206)
Net cash provided by financing activities	$ 98,823	$ 205,041	$ 601,695	$ 280,039	$ 73,017

(1) 2004 dividend based on annual dividend of $0.91 per common share

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section in this Form 10-K entitled "Statements Regarding Forward-Looking Information." Certain risk factors may cause actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section in this Form 10-K entitled "Risk Factors."

Overview

We are a fully integrated, self-administered and self-managed real estate investment trust, or REIT, formed to continue the business commenced in 1977 by our predecessor companies to own, operate, acquire, develop and redevelop professionally managed self-storage properties. Since 1996, our fully integrated development and acquisition teams have completed the development or acquisition of more than 625 self-storage properties.

In July 2005, we, along with joint-venture partner Prudential Real Estate Investors ("PREI"), acquired Storage USA ("SUSA") from GE Commercial Finance for approximately $2.3 billion in cash. The transaction made us the second largest operator of self-storage facilities in the United States. At December 31, 2007, we owned or managed 651 properties in 33 states and Washington, D.C. As of December 31, 2007, 260 of our properties were wholly-owned, we held joint venture interests in 346 properties, and our taxable REIT subsidiary, Extra Space Management, Inc., operated an additional 45 properties that are owned by franchisees or third parties in exchange for a management fee. The properties that we own or in which we hold an ownership interest contain approximately 44 million square feet of rentable space contained in approximately 420,000 units and currently serve a customer base of approximately 300,000 tenants.

Our properties are generally situated in convenient, highly visible locations clustered around large population centers such as Atlanta, Baltimore/Washington, D.C., Boston, Chicago, Dallas, Houston, Las Vegas, Los Angeles, Miami, New York City, Orlando, Philadelphia, Phoenix, St. Petersburg/Tampa and San Francisco. These areas all enjoy above average population growth and income levels. The clustering of our assets around these population centers enables us to reduce our operating costs through economies of scale. We consider a property to be in the lease-up stage after it has been issued a certificate of occupancy, but before it has achieved stabilization. A property is considered to be stabilized once it has achieved an 80% occupancy rate for a full year measured as of January 1, or has been open for three years.

The SUSA acquisition gave us a national platform upon which to leverage operational, advertising and other economic efficiencies. The acquisition also created a built-in acquisition pipeline through various joint-venture, franchise and third-party management partners from which we have grown and can continue to grow in the future. We also retained several key executives from the SUSA organization, as well as the majority of its field operations team.

To maximize the performance of our properties, we employ a state-of-the-art, proprietary, web-based tracking and yield management technology called STORE. Developed by our management team, STORE enables us to analyze, set and adjust rental rates in real time across our portfolio in order to respond to changing market conditions. As part of the SUSA acquisition, we gained access to SUSA's industry leading revenue management team ("RevMan"), which managed SUSA's rental rate and discount strategies. We believe that the combination of STORE's yield management capabilities and the systematic processes developed by RevMan has allowed us to more proactively manage revenues.

We derive substantially all of our revenues from rents received from tenants under existing leases at each of our self-storage properties, from management fees on the properties we manage for joint-venture partners, franchisees and unaffiliated third parties and from our tenant insurance program. Our management fee is equal to approximately 6% of total revenues generated by the managed properties.

We operate in competitive markets, often where consumers have multiple self-storage properties from which to choose. Competition has impacted, and will continue to impact our property results. We experience minor seasonal fluctuations in occupancy levels, with occupancy levels generally higher in the summer months due to increased moving activity. Our operating results depend materially on our ability to lease available self-storage units, to actively manage unit rental rates, and on the ability of our tenants to make required rental payments. We believe that we are able to respond quickly and effectively to changes in local, regional and national economic conditions by adjusting rental rates through the use of STORE, and through the use of the processes developed by RevMan.

We continue to evaluate and implement a range of new initiatives and opportunities in order to enable us to maximize stockholder value. Our strategies to maximize stockholder value include the following:

- ***Maximize the performance of properties through strategic, efficient and proactive management.*** We plan to pursue revenue generating and expense minimizing opportunities in our operations. Our revenue management team will seek to maximize revenue by responding to changing market conditions through STORE's ability to provide real-time, interactive rental rate and discount management. Our size allows us greater ability than the majority of our competitors to implement national, regional and local marketing programs, which we believe will attract more customers to our stores at a lower net cost.

- ***Focus on the acquisition of self-storage properties from strategic partners and third parties.*** Our acquisitions team will continue to pursue the acquisition of single properties and multi-property portfolios that we believe can provide stockholder value. Our July 2005 acquisition of Storage USA has bolstered our reputation as a reliable, ethical buyer, which we believe enhances our ability to negotiate and close non-brokered, private deals. In addition, our status as an UPREIT enables flexibility when structuring deals.

- ***Develop new self-storage properties.*** We currently have several joint venture and wholly-owned development properties and will continue to develop new self-storage properties in our core markets. Our development pipeline through 2009 includes 26 projects. The majority of the projects will be developed on a wholly-owned basis by the Company.

- ***Expand our management business.*** We see our management business as a future acquisition pipeline. We expect to pursue strategic relationships with owners that should strengthen our acquisition pipeline through agreements which give us first right of refusal to purchase the managed property in the event of a potential sale. Nineteen of our 39 2007 acquisitions came from this channel.

During 2007, we acquired 38 wholly-owned properties and a minority equity interest in one additional consolidated property. We completed the development of six properties in our core markets. Of the properties completed, three are wholly-owned, and three are owned by us in joint ventures. These joint venture properties provide us with a potential acquisition pipeline in the future. Twelve properties are scheduled for completion in 2008, 11 of which are wholly-owned and one of which will be owned by us in a consolidated joint venture.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and

assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following are our most critical accounting policies:

CONSOLIDATION: We follow FASB Interpretation No. 46R, "*Consolidation of Variable Interest Entities*" ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIEs"). Under FIN 46R, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

Under FIN 46R, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE pursuant to FIN 46R, the enterprise that is deemed to absorb a majority of the expected losses or receive a majority of expected residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of FIN 46R, we have concluded that under certain circumstances when we (i) enter into option agreements for the purchase of land or facilities from an entity and pay a non-refundable deposit, or (ii) enter into arrangements for the formation of joint ventures, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. For each VIE created, we have considered expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46R. If we are determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with our financial statements.

REAL ESTATE ASSETS: Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with our acquisition of properties, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values. The value of the tangible assets, consisting of land and buildings, are determined as if vacant, that is, at replacement cost. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values. We measure the value of tenant relationships based on our historical experience with turnover in our facilities. We amortize to expense the tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated to be 18 months).

Intangible lease rights include: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the term of the leases and (2) intangibles related to ground leases on four properties that were acquired in 2007. These ground leases were assumed by the Company at rates that were lower than the current market rates for similar leases. The value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

EVALUATION OF ASSET IMPAIRMENT: We evaluate long-lived assets which are held for use for impairment when events or circumstances indicate that there may be an impairment. If such events occur, we compare the carrying value of these long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the asset exceeds the undiscounted future net operating cash flows attributable to the asset. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset.

When real estate assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the fair value, net of selling costs. If the estimated fair value, net of selling costs, of the assets that have been identified for sale are less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for sale or sold during the period are presented as discontinued operations for all periods presented.

INVESTMENTS AVAILABLE-FOR-SALE: We account for our investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value. Adjustments to fair value of available-for-sale securities are recorded as a component of other comprehensive income. A decline in the market value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. We classify our investments in auction rate securities as investments available-for-sale in the accompanying balance sheet. These investments are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss). The estimation process for fair valuing the investments included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying values of cash and cash equivalents, investments available-for-sale, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable and other liabilities reflected in the consolidated balance sheets at December 31, 2007 and 2006 approximate fair value. The fair value of fixed rate notes payable and notes payable to trusts at December 31, 2007 and 2006 was $1.3 billion and $836.0 million, respectively. The carrying value of these fixed rate notes payable and notes payable to trusts at December 31, 2007 and 2006 was $1.2 billion and $863.0 million, respectively.

INVESTMENTS IN REAL ESTATE VENTURES: Our investments in real estate joint ventures where we have significant influence but not control, and joint ventures which are VIEs in which we are not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Under the equity method, our investment in real estate ventures is stated at cost and adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on our ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, we follow the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets) in which case it is reported as an investing activity.

Our management assesses whether there are any indicators that the value of our investments in unconsolidated real estate ventures may be impaired when events or circumstances indicate that there

may be an impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and it is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: Statement of Financial Accounting Standards ("SFAS") No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (loss), outside of earnings and subsequently reclassified to earnings when the hedged transaction affects earnings.

CONVERSION OF OPERATING PARTNERSHIP UNITS: Conversions of Operating Partnership units to common stock, when converted under the original provisions of the agreement, are accounted for by reclassifying the underlying net book value of the units from minority interest to equity in accordance with EITF No. 95-7, *"Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts."*

REVENUE AND EXPENSE RECOGNITION: Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized in income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the management agreements. Tenant insurance premiums are recognized as revenues over the period of insurance coverage. Development fee revenues are recognized as development costs are incurred. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

REAL ESTATE SALES: We evaluate real estate sales for both sale recognition and profit recognition in accordance with the provisions of SFAS No. 66, *"Accounting for Sales of Real Estate."* In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

INCOME TAXES: We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, among other things, we are required to distribute at least 90% of our REIT taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal

income tax with respect to that portion of our income which meets certain criteria and is distributed annually to our stockholders. We plan to continue to operate so that we meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax. We are subject to certain state and local taxes. Provision for such taxes has been included in property operating expenses in our consolidated statement of operations.

We have elected to treat one of our corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, our TRS may perform additional services for tenants and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). Our TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, *"Accounting for Income Taxes"* ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. There were no material deferred tax assets or liabilities as of December 31, 2007 or 2006, and no material income tax provisions or the years ended December 31, 2007, 2006 or 2005.

We adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), an interpretation of FAS 109 on January 1, 2007. As a result of the implementation of FIN 48, we recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, there were no material unrecognized tax benefits. At December 31, 2007, there were no material unrecognized tax benefits. Interest and penalties related to uncertain tax positions will be recognized in income tax expense when incurred.

STOCK-BASED COMPENSATION: Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes SFAS No. 123, *"Accounting for Stock-Based Compensation"* and Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). We adopted SFAS 123R using the modified prospective application method of adoption which requires us to record compensation cost related to non-vested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over their remaining service period with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award.

RESULTS OF OPERATIONS

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006 (Dollars in thousands)

Overview

Results for the year ended December 31, 2007 included the operations of 606 properties (262 of which were consolidated and 344 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2006, which included operations of 567 properties (219 of which were consolidated and 348 of which were in joint ventures accounted for using the equity method). Results for both periods also included equity in earnings of real estate ventures, third-party management and franchise fees and development fees.

Revenues

The following table sets forth information on revenues earned for the years indicated:

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change	% Change
Revenues:				
Property rental	$206,315	$170,993	$35,322	20.7%
Management and franchise fees	20,598	20,883	(285)	(1.4)%
Tenant insurance	11,049	4,318	6,731	155.9%
Development fees	357	272	85	31.3%
Other income	547	798	(251)	(31.5)%
Total revenues	$238,866	$197,264	$41,602	21.1%

Property Rental—The increase in property rental revenues consists of $28,335 associated with acquisitions completed in 2006 and 2007, $5,298 associated with rental rate increases at stabilized properties, and $1,689 from increases in occupancy at lease-up properties.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint ventures, franchisees and third parties. Management fees generally represent 6.0% of cash collected from properties owned by third parties, franchisees and unconsolidated joint ventures. Revenues from management and franchise fees have remained fairly stable compared to the previous year. Increased revenues at our joint venture, franchise, and third-party managed sites related to rental rate and occupancy increases have been offset by lost management fees due to the termination of certain management agreements mainly due to the acquisition of the managed properties.

Tenant Insurance—The increase in tenant insurance revenues is due to the introduction of our captive insurance program at all wholly-owned properties in October 2006. In addition, during the year ended December 31, 2007, we promoted the tenant insurance program and successfully increased overall customer participation to approximately 34% at December 31, 2007 compared to approximately 18% at December 31, 2006.

Development Fees—The increase in development fee revenues was due to the increased volume of development relating to joint ventures in 2007 compared to 2006.

Expenses

The following table sets forth information on expenses for the years indicated:

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change	% Change
Expenses:				
Property operations	$ 73,070	$ 62,243	$10,827	17.4%
Tenant insurance	4,710	2,328	2,382	102.3%
Unrecovered development and acquisition costs	765	269	496	184.4%
General and administrative	36,722	35,600	1,122	3.2%
Depreciation and amortization	39,801	37,172	2,629	7.1%
Total expenses	$155,068	$137,612	$17,456	12.7%

Property Operations—The increase in property operations expense in 2007 was primarily due to increases of $9,202 associated with acquisitions completed in 2006 and 2007. There were also increases in expenses of $1,625 at existing properties primarily due to increases in repairs and maintenance, insurance and property taxes.

Tenant Insurance—The increase in tenant insurance expense is due to the increase in tenant insurance revenues during 2007. A large portion of tenant insurance expense is variable and increases as tenant insurance revenues increase. In October 2006, we introduced our captive insurance program at all wholly-owned properties. During the year ended December 31, 2007, we promoted the tenant insurance program and successfully increased overall customer participation to approximately 34% at December 31, 2007 compared to approximately 18% at December 31, 2006.

General and Administrative—The increase in general and administrative expenses was due to the increased costs associated with the management of the additional properties that have been added through acquisitions and development in 2006 and 2007.

Depreciation and Amortization—The increase in depreciation and amortization expense is a result of additional properties that have been added through acquisition and development throughout 2006 and 2007.

Other Income and Expenses

The following table sets forth information on other income and expenses for the years indicated:

	Year ended December 31, 2007	Year ended December 31, 2006	$ Change	% Change
Other income and expenses:				
Interest expense	$(61,015)	$(50,953)	$(10,062)	19.7%
Interest income	7,925	2,469	5,456	221.0%
Interest income on note receivable from Preferred Unit holder	2,492	—	2,492	100.0%
Equity in earnings of real estate ventures	5,300	4,693	607	12.9%
Fair value adjustment of obligation associated with Preferred Partnership units	1,054	—	1,054	100.0%
Impairment of investments available-for-sale	(1,233)	—	(1,233)	100.0%
Minority interest—Operating Partnership	(2,508)	(985)	(1,523)	154.6%
Minority interest—other	281	—	281	100.0%
Total other expense	$(47,704)	$(44,776)	$ (2,928)	6.5%

Interest Expense—The increase in interest expense for the year ended December 31, 2007 was due primarily to $6,897 associated with the exchangeable notes issued in March 2007 and $5,267 of interest expense on the mortgage loans associated with acquisitions completed in 2006 and 2007. The increase was offset by lower interest costs on corporate borrowings and existing property debt. Capitalized interest during the years ended December 31, 2007 and 2006 was $4,380 and $3,232, respectively.

Interest Income—Interest income earned in 2007 was mainly the result of the interest earned on the net proceeds received from the $250 million exchangeable notes issued in March 2007 and on the remaining net proceeds from the sale of stock in September 2006. Invested cash decreased steadily throughout 2007 as the funds were used for acquisitions and development.

Interest Income on Note Receivable from Preferred Unit holders—Represents interest on a $100 million loan to the holders of the Series A Participating Redeemable Preferred Units of our Operating Partnership (the "Preferred OP units"). The funds were loaned on June 25, 2007 and bear interest at an annual rate of 4.85%, payable quarterly.

Equity in Earnings of Real Estate Ventures—The change in equity in earnings of real estate ventures for the year ended December 31, 2007 relates to increases in income at the properties owned by the real estate ventures. The increases were partially offset by the losses on certain lease-up properties held in joint ventures.

Fair Value Adjustment of Obligation Associated with Preferred Partnership Units—This amount is a one-time adjustment that represents the change in fair value of the embedded derivative associated with the Preferred OP units issued in connection with the AAAAA Rent-a-Space acquisition between the original issuance of the Preferred OP units (June and August, 2007) and the completion of the amendment to the agreement that was signed on September 28, 2007.

Impairment of Investments Available-for-Sale—As of December 31, 2007, we had a $24,460 par value investment in ARS. Due to the uncertainty in the credit markets, the auctions related to ARS held by us have failed, causing the liquidity and the fair value of these investments to be impaired. As a result, we recorded a $1,233 other-than-temporary impairment charge and a $1,415 temporary impairment charge to reduce the carrying value of the ARS to an estimated fair value of $21,812.

Minority Interest—Operating Partnership—Income allocated to the Operating Partnership represents 6.97% (including the Preferred OP units) of the net income for the year ended December 31, 2007. The amount allocated to minority interest was higher than in the prior year due mainly to higher net income in 2007 than in 2006.

Minority Interest—Other—Income allocated to the other minority interest represents the losses allocated to partners in consolidated joint ventures on two properties that were in lease-up during 2007.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005 (Dollars in thousands)

Overview

Results for the year ended December 31, 2006 included the operations of 567 properties (219 of which were consolidated and 348 of which were in joint ventures accounted for using the equity method) compared to the results for the year ended December 31, 2005, which included operations of 546 properties (192 of which were consolidated and 354 of which were in joint ventures accounted for using the equity method). Results for both periods also included equity in earnings of real estate ventures, third-party management and franchise fees, acquisition fees and development fees.

Revenues

The following table sets forth information on revenues earned for the years indicated:

	Year ended December 31,			
	2006	2005	$ Change	% Change
Revenues:				
Property rental	$170,993	$120,640	$50,353	41.7%
Management and franchise fees	20,883	10,650	10,233	96.1%
Tenant insurance	4,318	1,882	2,436	129.4%
Development fees	272	992	(720)	(72.6)%
Other income	798	564	234	41.5%
Total revenues	$197,264	$134,728	$62,536	46.4%

Property Rental—The increase in property rental revenues consists of $30,481 associated with the acquisition of 61 wholly-owned properties in conjunction with the SUSA acquisition in July 2005, $12,170 associated with other acquisitions, and $1,922 from increases in occupancy at lease-up properties. The remainder of the increase was due to increases in rental rates at our stabilized properties.

Management and Franchise Fees—Our taxable REIT subsidiary, Extra Space Management, Inc., manages properties owned by our joint venture franchisees and third parties. Management fees generally represent 6.0% of cash collected from properties owned by third party franchisees and unconsolidated joint ventures. The increase in management fees is due mainly to fees associated with the SUSA acquisition which occurred in July 2005. Through this acquisition we obtained equity interests in joint ventures which owned over 330 properties. We obtained management contracts for these new joint venture properties, and also obtained over 50 new third party and franchise management contracts in conjunction with the SUSA acquisition.

Tenant Insurance—Tenant insurance revenue relates to a new tenant insurance program adopted in July 2005. This program was started in conjunction with the SUSA acquisition to replace SUSA's tenant insurance program. Insurance revenues are higher in 2006 as the program was in place for a full year in 2006 compared to a partial year in 2005.

Development Fees—The decrease in development fee revenue was due to the decreased volume of development relating to joint ventures in 2006 compared to prior years.

Expenses

The following table sets forth information on expenses for the years indicated:

	Year ended December 31,			
	2006	2005	$ Change	% Change
Expenses:				
Property operations	$ 62,243	$ 45,963	$16,280	35.4%
Tenant insurance	2,328	1,023	1,305	127.6%
Unrecovered development and acquisition costs	269	302	(33)	(10.9)%
General and administrative	35,600	24,081	11,519	47.8%
Depreciation and amortization	37,172	31,005	6,167	19.9%
Total expenses	$137,612	$102,374	$35,238	34.4%

Property Operations—The increase in property operations expense in 2006 was primarily due to increases of $10,560 associated with the SUSA acquisition in July 2005 and $4,664 related to the 25 properties acquired throughout 2006 and other properties acquired in 2005. There were also increases in expenses of $1,056 at existing properties primarily due to increases in utilities, repairs and maintenance and property taxes.

Tenant Insurance—Tenant insurance expense for 2006 relates to a new tenant insurance program adopted in July 2005. This program was started in conjunction with the SUSA acquisition to replace SUSA's tenant insurance program. Tenant insurance expense is higher in 2006 as the tenant insurance program was in place for a full year in 2006, compared to a partial year in 2005.

General and Administrative—The significant increase in general and administrative expenses was due primarily to the increased costs associated with the management of the additional properties that have been added through acquisitions and new joint venture arrangements entered into in 2005 and 2006.

Depreciation and Amortization—The increase in depreciation and amortization expense is a result of additional properties acquired from the SUSA acquisition and other acquisitions completed throughout 2005 and 2006.

Other Income and Expenses

The following table sets forth information on other income and expenses for the years indicated:

	Year ended December 31,			
	2006	2005	$ Change	% Change
Interest expense	$(50,953)	$(42,549)	$(8,404)	19.8%
Interest income	2,469	1,625	844	51.9%
Equity in earnings of real estate ventures	4,693	3,170	1,523	48.0%
Minority interest—Operating Partnership	(985)	434	(1,419)	(327.0)%
Total other expense	$(44,776)	$(37,320)	$(7,456)	20.0%

Interest Expense—The increase in interest expense for the year ended December 31, 2006 was due primarily to $9,469 of interest expense on the mortgage loans on the 61 properties acquired in connection with the SUSA acquisition. The increase was offset by lower interest costs on corporate borrowings and existing property debt. Capitalized interest during the years ended December 31, 2006 and 2005 was $3,232 and $460, respectively.

Interest Income—Interest income earned in 2006 was mainly the result of the interest earned on the gross proceeds of $205,275 received from the sale of stock. The interest income earned in 2005 was primarily earned on the notes receivable that were obtained as part of the SUSA acquisition. These notes receivable were paid down to $0 as of December 31, 2006.

Equity in Earnings of Real Estate Ventures—The increase in equity in earnings of real estate ventures is due primarily to our purchase of new equity interests in joint ventures in July 2005.

Minority Interest—Operating Partnership—Income allocated to the Operating Partnership represents 6.21% of the net income for the year ended December 31, 2006. The amount allocated to minority interest was higher than in the prior year due mainly to the fact that we recorded net income in 2006, and recorded a net loss in 2005.

FUNDS FROM OPERATIONS (Dollars in thousands, except share data)

FFO provides relevant and meaningful information about our operating performance that is necessary, along with net income (loss) and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net earnings (loss) because net earnings (loss) assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. We believe that the values of real estate assets fluctuate due to market conditions and FFO more accurately reflects the value of our real estate assets. FFO is defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") as net income (loss) computed in accordance with U.S. generally accepted accounting principles ("GAAP"), excluding gains or losses on sales of operating properties, plus depreciation and amortization and after adjustments to record unconsolidated partnerships and joint ventures on the same basis. We believe that to further understand our performance, FFO should be considered along with the reported net income (loss) and cash flows in accordance with GAAP, as presented in the consolidated financial statements.

The computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income (loss) as an indication of our performance, as an alternative to net cash flow from operating activities as a measure of our liquidity, or as an indicator of our ability to make cash distributions. The following table sets forth the calculation of FFO (dollars are in thousands, except for share data):

	For the Year Ended December 31,		
	2007	2006	2005
Net income (loss) attributable to common stockholders	$ 34,584	$ 14,876	$ (4,966)
Adjustments:			
Real estate depreciation	33,779	27,331	20,105
Amortization of intangibles	4,159	8,371	10,345
Joint venture real estate depreciation and amortization	4,039	4,773	2,186
Joint venture loss on sale of properties	43	—	—
Fair value adjustment of obligation associated with Preferred Operating Partnership units	(1,054)	—	—
Distributions paid on Preferred Operating Partnership Units	(1,438)	—	—
Income (loss) allocated to Operating Partnership minority interest	2,508	985	(434)
Funds from operations	$ 76,621	$ 56,336	$ 27,236
Weighted average number of shares—diluted	70,503,668	59,291,749	38,764,597

SAME-STORE STABILIZED PROPERTY RESULTS (Dollars in thousands)

We consider our same-store stabilized portfolio to consist of only those properties which were wholly-owned at the beginning and at the end of the applicable periods presented and that have achieved stabilization as of the first day of such period. The following table sets forth operating data for our same-store portfolio. We consider the following same-store presentation to be meaningful in regards to the properties shown below. These results provide information relating to property-level operating changes without the effects of acquisitions or completed developments.

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2007	2006		2007	2006		2006	2005	
Same-store rental revenues	$40,096	$39,016	2.8%	$159,070	$153,076	3.9%	$ 83,911	$ 78,683	6.6%
Same-store operating expenses	13,235	13,097	1.1%	54,726	54,014	1.3%	28,596	27,435	4.2%
Same-store net operating income	26,861	25,919	3.6%	104,344	99,062	5.3%	55,315	51,248	7.9%
Non same-store rental revenues	16,387	6,100	168.6%	47,245	17,917	163.7%	87,082	41,957	107.6%
Non same-store operating expenses	5,980	2,543	135.2%	18,344	8,229	122.9%	33,647	18,528	81.6%
Total rental revenues	56,483	45,116	25.2%	206,315	170,993	20.7%	170,993	120,640	41.7%
Total operating expenses	19,215	15,640	22.9%	73,070	62,243	17.4%	62,243	45,963	35.4%
Same-store square foot occupancy as of quarter end	84.1%	85.1%		84.1%	85.1%		85.5%	85.4%	
Properties included in same-store	181	181		181	181		103	103	

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

The increase in same-store rental revenues was primarily due to increased rental rates to new and existing tenants and our ability to maintain occupancy. The increase in same-store operating expenses was due to an increase in repairs and maintenance, insurance and property taxes.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

The increase in same-store rental revenues was primarily due to increased rental rates to new and existing tenants and our ability to maintain occupancy. The increase in same-store operating expenses was primarily due to an increase in property taxes and utilities.

CCS and CCU Property Performance:

Upon the achievement of certain levels of net operating income with respect to 14 of our pre-stabilized properties, our CCSs and our Operating Partnership's CCUs will convert into additional shares of common stock and OP units, respectively, beginning with the quarter ending March 31, 2006. As of December 31, 2007, there were 1,443,342 CCS/CCUs converted to shares and OP Units. Based on the performance of the properties as of December 31, 2007, an additional 455,152 CCS/CCUs became eligible for conversion. The board of directors approved the conversion of these CCS/CCUs on February 1, 2008 as per the Company's charter, and the shares and OP units were issued on February 5, 2008.

The table below outlines the performance of the properties for the three months and years ended December 31, 2007 and 2006, respectively and for the years ended December 31, 2006 and 2005.

	Three Months Ended December 31,		Percent Change	Year Ended December 31,		Percent Change	Year Ended December 31,		Percent Change
	2007	2006		2007	2006		2006	2005	
CCS/CCU rental revenues	$ 3,143	$ 2,824	11.3%	$ 12,089	$ 10,433	15.9%	$ 10,602	$ 8,432	25.7%
CCS/CCU operating expenses	1,066	1,244	(14.3)%	5,039	5,439	(7.4)%	5,440	5,478	(0.7)%
CCS/CCU net operating income	2,077	1,580	31.5%	7,050	4,994	41.2%	5,162	2,954	74.7%
Non CCS/CCU rental revenues	53,340	42,292	26.1%	194,226	160,560	21.0%	160,391	112,208	42.9%
Non CCS/CCU operating expenses	18,149	14,396	26.1%	68,031	56,804	19.8%	56,803	40,485	40.3%
Total rental revenues	56,483	45,116	25.2%	206,315	170,993	20.7%	170,993	120,640	41.7%
Total operating expenses	19,215	15,640	22.9%	73,070	62,243	17.4%	62,243	45,963	35.4%
CCS/CCU square foot occupancy as of quarter end	77.6%	74.1%		77.6%	74.1%		74.1%	69.9%	
Properties included in CCS/CCU	14	14		14	14		14	14	

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

The increase in revenues was primarily due to increased rental rates to new and existing tenants and increases in occupancy. The decrease in same-store operating expenses was due to a property tax adjustment from prior years.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

The increase in same-store rental revenues was primarily due to increased rental rates to new and existing tenants and increases in occupancy.

CASH FLOWS (Dollars in thousands)

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Cash flows provided by operating activities were $101,332 and $76,885 for the years ended December 31, 2007 and 2006, respectively. The increase in cash provided by operating activities was due to the addition through acquisition of new stabilized properties. In addition, the increase was also a result of the collection of receivables from affiliated joint ventures and related parties and the timing of payments of accounts payable and accrued expenses as a result of normal operations.

Cash used in investing activities was $253,579 and $239,778 for the years ended December 31, 2007 and 2006, respectively. The increase in 2007 is primarily the result of the additional cash being used to fund acquisition and development activities.

Cash provided by financing activities was $98,823 and $205,041 for the years ended December 31, 2007 and 2006, respectively. The decrease in 2007 was due to an increase in net borrowings and notes payable (net of principal payments) of $207,795 that was offset by a loan to a Preferred Unit holder of $100,000 in 2007. Additionally, net proceeds from share issuances of $194,474 were received in 2006 compared to $0 in 2007.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Cash flows provided by operating activities were $76,885 and $17,463 for the years ended December 31, 2006 and 2005, respectively. The increase in cash provided by operating activities was due to the addition of new stabilized properties including properties added as a result of the SUSA

acquisition. In addition, the increase was also a result of the collection of receivables from affiliated joint ventures and related parties as a result of normal operations.

Cash used in investing activities was $239,778 and $614,834 for the years ended December 31, 2006 and 2005, respectively. The decrease in 2006 is primarily the result of the $530,972 of cash paid in the acquisition of Storage USA in 2005 offset by the increase in the acquisition of other real estate assets in 2006 versus 2005.

Cash provided by financing activities was $205,041 and $601,695 for the years ended December 31, 2006 and 2005, respectively. The decrease consisted primarily of additional borrowings in 2006 of $165,666 versus $808,936 in 2005, and net proceeds from share issuances of $194,474 in 2006 versus $271,537 in 2005. This was offset by repayments on borrowings of $98,866 in 2006, compared to $431,255 in 2005. In addition, the Company also paid $50,005 in dividends to common stockholders in 2006, compared to $34,585 in 2005.

2007 OPERATIONAL SUMMARY

Our 2007 operating results were positive and reflected solid operating fundamentals and operational efficiency with increases in both revenues and net operating income. On a same-store basis, revenue increased 3.9% and NOI increased 5.3%. Same-store expense increases were minimal, with a year-on-year increase of a modest 1.3%. Revenue increases were driven mostly by rate growth to existing tenants, as year-end same-store occupancy decreased to 84.1% as compared to 85.1% the previous year.

The markets of Chicago, Columbus, Dallas and Houston were top performers in year-on-year revenue growth at stabilized properties. The markets of San Francisco/Oakland and Detroit also realized solid year-on-year increases in revenues.

Markets performing below the portfolio average in year-on-year revenue growth included Atlanta, Las Vegas, Sacramento and Phoenix. Properties in markets throughout Florida continue to perform below the portfolio average, though the occupancy began to stabilize during the three months ended December 31, 2007.

OUTLOOK

Though the level of growth experienced in 2007 was less than in 2006, we continue to see strength in self-storage fundamentals in many of our core markets. We believe that the ability to increase revenues in 2008 over levels achieved in 2007 exists, as field surveys show low levels of new supply and our internal customer research indicates continued demand for the self-storage product type.

We anticipate continued competition from all operators, both public and private, in all of the markets in which we operate. However, we believe that the quality and location of our property portfolio, our scale as the second largest operator of self storage, our revenue management systems, and experienced team give us the ability to perform well in various competitive and economic environments.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, we had approximately $17.4 million available in cash and cash equivalents. We intend to use this cash to purchase additional self-storage properties, to fund development and to fund operations in the first two quarters of 2008. We are required to distribute at least 90% of our net taxable income, excluding net capital gains, to our stockholders on an annual basis to maintain our qualification as a REIT. Therefore, it is unlikely that we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash generated from operations and external sources of capital.

At December 31, 2007, we had $24.5 million par value invested in ARS which are classified as available-for-sale investments. Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par. Our investments are in non-mortgage-backed ARS, are insured against loss of principal and interest and have credit ratings of AAA—AA. As a result of unsuccessful auctions, the interest rate is paid at LIBOR plus 125 or 150 basis points and the liquidity of these investments has been diminished. Based on our ability to access our cash and cash equivalents, our expected operating cash flows, and our other sources of cash including our credit line, we do not anticipate that the lack of liquidity on these investments will affect our ability to operate our business. Related to these failed auctions, we recorded a $1.2 million other-than-temporary impairment charge and a $1.4 million temporary impairment charge to reduce the value of our investment in ARS to an estimated fair value of $21.8 million.

On October 19, 2007, we entered into a new $100.0 million revolving line of credit (the "Credit Line") that matures October 31, 2010. We intend to use the proceeds of the Credit Line for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain of our financial ratios. The Credit Line is collateralized by mortgages on certain real estate assets. As of December 31, 2007, the Credit Line had $100.0 million of capacity based on the assets collateralizing the Credit Line. No amounts were outstanding on the Credit Line at December 31, 2007.

On October 4, 2004, we entered into a reverse interest rate swap (the "Swap Agreement") with U.S. Bank National Association, relating to our existing $61.8 million fixed rate mortgage with Wachovia Bank, which is due in 2009. Pursuant to the Swap Agreement, we will receive fixed interest payments of 4.3% and pay variable interest payments based on the one-month LIBOR plus 0.7% on a notional amount of $61.8 million. There were no origination fees or other up front costs incurred by us in connection with the Swap Agreement.

As of December 31, 2007, we had approximately $1.3 billion of debt, resulting in a debt to total capitalization ratio of 56.6%. As of December 31, 2007, the ratio of total fixed rate debt and other instruments to total debt was 90.5%. The weighted average interest rate of the total of fixed and variable rate debt at December 31, 2007 was 5.1%.

We expect to fund our short-term liquidity requirements, including operating expenses, recurring capital expenditures, dividends to stockholders, distributions to holders of OP units and interest on our outstanding indebtedness out of our operating cash flow, cash on hand and borrowings under our Credit Line.

Long-Term Liquidity Needs

Our long-term liquidity needs consist primarily of distributions to stockholders, new facility development, property acquisitions, principal payments under our borrowings and non-recurring capital expenditures. We do not expect that our operating cash flow will be sufficient to fund our long term liquidity needs and instead expect to fund such needs out of additional borrowings, joint ventures with third parties, and from the proceeds of public and private offerings of equity and debt. We may also use OP Units as currency to fund acquisitions from self-storage owners who desire tax-deferral in their exiting transactions.

OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in the notes to our financial statements, we do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as

structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, except as disclosed in the notes to our financial statements, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

CONTRACTUAL OBLIGATIONS (Dollars in thousands)

The following table sets forth information on payments due by period at December 31, 2007:

	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$ 62,274	$ 5,444	$ 10,194	$ 8,099	$ 38,537
Notes payable, exchangeable senior notes and notes payable to trusts					
Interest	638,677	67,357	104,832	81,869	384,619
Principal	1,319,771	43,498	415,012	83,324	777,937
Total contractual obligations	$2,020,722	$116,299	$530,038	$173,292	$1,201,093

As of December 31, 2007, the weighted average interest rate for all fixed rate loans was 5.0%, and the weighted average interest rate on all variable rate loans was 5.9%.

FINANCING STRATEGY

We will continue to employ leverage in our capital structure in amounts reviewed from time to time by our board of directors. Although our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, we will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed or variable rate. In making financing decisions, we will consider factors including but not limited to:

- the interest rate of the proposed financing;
- the extent to which the financing impacts flexibility in managing our properties;
- prepayment penalties and restrictions on refinancing;
- the purchase price of properties acquired with debt financing;
- long-term objectives with respect to the financing;
- target investment returns;
- the ability of particular properties, and our Company as a whole, to generate cash flow sufficient to cover expected debt service payments;
- overall level of consolidated indebtedness;
- timing of debt and lease maturities;
- provisions that require recourse and cross-collateralization;
- corporate credit ratios including debt service coverage, debt to total capitalization and debt to undepreciated assets; and
- the overall ratio of fixed and variable rate debt.

Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is non-recourse, the collateral will be limited to the particular properties to which the indebtedness relates. In addition, we may invest in properties subject to existing loans collateralized by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing properties, for general working capital or to purchase additional interests in partnerships or joint ventures or for other purposes when we believe it is advisable.

SEASONALITY

The self-storage business is subject to seasonal fluctuations. A greater portion of revenues and profits are realized from May through September. Historically, our highest level of occupancy has been at the end of July, while our lowest level of occupancy has been in late February and early March. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

RECENT ACCOUNTING PRONOUNCEMENTS

Emerging Issues Task Force ("EITF") Topic D-109, "*Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133*" ("Topic D-109"), discussed at the March 15, 2007 EITF meeting, was effective at the beginning of the first fiscal quarter beginning after June 15, 2007. Topic D-109 provides the SEC staff's view as to how one must evaluate whether a preferred stock "host" contract is a debt host or an equity host. It states that the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC staff believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. This may represent a change from the way these instruments were analyzed in the past.

We elected to early adopt Topic D-109 which specifically relates to the issuance of Preferred OP Units in connection with the AAAAA Rent-A-Space acquisition that was completed during the quarter ended June 30, 2007.

In September 2006, the FASB issued Statement No. 157, "*Fair Value Measurements*" ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No. 157*" (the "FSP"). The FSP amends FAS 157 to delay the effective date for FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, the FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. We have not quantified the impact that the adoption of FAS 157 will have on our financial statements.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. We have not quantified the impact that the adoption of FAS 159 will have on our financial statements.

In December 2007, the FASB issued revised Statement No. 141, "*Business Combinations*" ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the assets acquired and liabilities assumed. Generally, assets acquired and liabilities assumed in a transaction will be recorded at the acquisition-date fair value with limited exceptions. FAS 141(R) will also change the accounting treatment and disclosure for certain specific items in a business combination. FAS 141(R) applies proactively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. We will assess the impact of FAS 141(R) if and when a future acquisition occurs. However, the application of FAS 141(R) will result in a significant change in accounting for future acquisitions after the effective date.

In December 2007, the FASB issued Statement No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*" ("FAS 160"). FAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. We do not currently expect the adoption of FAS 160 to have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values of financial instruments are dependent upon prevailing market interest rates.

Interest Rate Risk

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

As of December 31, 2007, we had approximately $1.3 billion in total debt of which $124.9 million was subject to variable interest rates (including the $61.8 million on which we have the reverse interest rate swap). If LIBOR were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable rate debt would increase or decrease future earnings and cash flows by approximately $1.2 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

The fair value of fixed rate notes payable and notes payable to trusts at December 31, 2007 was $1.3 billion. The carrying value of these fixed rate notes payable at December 31, 2007 was $1.2 billion.

Item 8. Financial Statements and Supplementary Data

EXTRA SPACE STORAGE INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

Reports of Independent Registered Public Accounting Firms

To the Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited the accompanying consolidated balance sheets of Extra Space Storage Inc. and subsidiaries ("the Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the index at Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation as of January 1, 2006, in accordance with the guidance provided in Statements of Financial Accounting Standards No. 123(R) "Share-Based Payments."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 28, 2008

Extra Space Storage Inc.

Consolidated Balance Sheets

(Dollars in thousands, except share data)

	December 31, 2007	December 31, 2006
Assets:		
Real estate assets:		
Net operating real estate assets	$1,791,377	$1,382,055
Real estate under development	49,945	35,336
Net real estate assets	1,841,322	1,417,391
Investments in real estate ventures	95,169	88,115
Cash and cash equivalents	17,377	70,801
Investments available-for-sale	21,812	—
Restricted cash	34,449	44,282
Receivables from related parties and affiliated real estate joint ventures	7,386	15,880
Other assets, net	36,560	33,356
Total assets	$2,054,075	$1,669,825
Liabilities, Minority Interests and Stockholders' Equity:		
Notes payable	$ 950,181	$ 828,584
Notes payable to trusts	119,590	119,590
Exchangeable senior notes	250,000	—
Line of credit	—	—
Accounts payable and accrued expenses	31,346	25,704
Other liabilities	18,055	17,234
Total liabilities	1,369,172	991,112
Commitments and contingencies		
Minority interest represented by Preferred Operating Partnership units, net of $100,000 note receivable (Note 15)	30,041	—
Minority interest in Operating Partnership	35,135	34,841
Other minority interests	(194)	317
Stockholders' equity:		
Preferred stock, $0.01 par value, 50,000,000 shares authorized, no shares issued or outstanding	—	—
Common Stock, $0.01 par value, 300,000,000 and 200,000,000 shares authorized and 65,784,274 and 64,167,098 shares issued and outstanding at December 31, 2007 and December 31, 2006 respectively	658	642
Paid-in capital	826,026	822,181
Other comprehensive deficit	(1,415)	—
Accumulated deficit	(205,348)	(179,268)
Total stockholders' equity	619,921	643,555
Total liabilities, minority interests and stockholders' equity	$2,054,075	$1,669,825

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share data)

	For the Year Ended December 31,		
	2007	2006	2005
Revenues:			
Property rental	$ 206,315	$ 170,993	$ 120,640
Management and franchise fees	20,598	20,883	10,650
Tenant insurance	11,049	4,318	1,882
Development fees	357	272	992
Other income	547	798	564
Total revenues	238,866	197,264	134,728
Expenses:			
Property operations	73,070	62,243	45,963
Tenant insurance	4,710	2,328	1,023
Unrecovered development and acquisition costs	765	269	302
General and administrative	36,722	35,600	24,081
Depreciation and amortization	39,801	37,172	31,005
Total expenses	155,068	137,612	102,374
Income before interest, Preferred Operating Partnership, equity in earnings of real estate ventures, impairment and minority interests	83,798	59,652	32,354
Interest expense	(61,015)	(50,953)	(42,549)
Interest income	7,925	2,469	1,625
Interest income on note receivable from Preferred Unit holder	2,492	—	—
Equity in earnings of real estate ventures	5,300	4,693	3,170
Fair value adjustment of obligation associated with Preferred Operating Partnership units (Note 15)	1,054	—	—
Impairment of investments available-for-sale	(1,233)	—	—
Minority interest—Operating Partnership	(2,508)	(985)	434
Minority interests—other	281	—	—
Net income (loss)	36,094	14,876	(4,966)
Fixed distribution paid to Preferred Operating Partnership unit holder (Note 15)	(1,510)	—	—
Net income (loss) attributable to common stockholders	$ 34,584	$ 14,876	$ (4,966)
Net income (loss) per common share			
Basic	$ 0.53	$ 0.27	$ (0.14)
Diluted	$ 0.53	$ 0.27	$ (0.14)
Weighted average number of shares			
Basic	64,688,741	54,998,935	35,481,538
Diluted	70,503,668	59,291,749	35,481,538
Cash dividends paid per common share	$ 0.93	$ 0.91	$ 0.91

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands, except share data)

	Common Stock		Paid-in Capital	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Deficit	Total Stockholders' Equity
	Shares	Par Value					
Balances at December 31, 2004	31,169,950	$312	$347,883	$ —	$(104,588)	$ —	$243,607
Issuance of common stock, net of offering costs	20,000,000	200	271,337	—	—	—	271,537
Conversion of Operating Partnership units to common stock	400,000	4	3,923	—	—	—	3,927
Issuance of common stock upon the exercise of options	5,845	—	7	—	—	—	7
Restricted stock grants issued	190,000	2	2,973	(2,975)	—	—	—
Amortization of deferred stock compensation	—	—	—	601	—	—	601
Net loss	—	—	—	—	(4,966)	—	(4,966)
Dividends paid on common stock at $0.91 per share	—	—	—	—	(34,585)	—	(34,585)
Balances at December 31, 2005	51,765,795	518	626,123	(2,374)	(144,139)	—	480,128
Reclassification of deferred compensation upon adoption of SFAS 123R	—	—	(2,374)	2,374	—	—	—
Issuance of common stock, net of offering costs	12,075,000	121	194,780	—	—	—	194,901
Issuance of common stock upon the exercise of options	98,003	1	545	—	—	—	546
Issuance of common stock to board members	12,000	—	—	—	—	—	—
Restricted stock grants issued	49,800	—	—	—	—	—	—
Restricted stock grants cancelled	(33,500)	—	—	—	—	—	—
Compensation expense related to stock-based awards	—	—	1,725	—	—	—	1,725
Conversion of Operating Partnership units to common stock	200,000	2	1,809	—	—	—	1,811
Other adjustments	—	—	(427)	—	—	—	(427)
Net income	—	—	—	—	14,876	—	14,876
Dividends paid on common stock at $0.91 per share	—	—	—	—	(50,005)	—	(50,005)
Balances at December 31, 2006	64,167,098	642	822,181	—	(179,268)	—	643,555
Issuance of common stock upon the exercise of options	126,801	1	1,720	—	—	—	1,721
Restricted stock grants issued	120,729	1	—	—	—	—	1
Restricted stock grants cancelled	(3,082)	—	—	—	—	—	—
Conversion of Contingent Conversion Shares to common stock	1,372,728	14	—	—	—	—	14
Compensation expense related to stock-based awards	—	—	2,125	—	—	—	2,125
Fixed distribution paid to Preferred Operating Partnership unit holder	—	—	—	—	(1,510)	—	(1,510)
Change in fair value of auction rate securities	—	—	—	—	—	(1,415)	(1,415)
Net income	—	—	—	—	36,094	—	36,094
Dividends paid on common stock at $0.93 per share	—	—	—	—	(60,664)	—	(60,664)
Balances at December 31, 2007	65,784,274	$658	$826,026	$ —	$(205,348)	$(1,415)	$619,921

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	For the Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 36,094	$ 14,876	$ (4,966)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	39,801	37,172	31,005
Amortization of deferred stock compensation	—	—	601
Amortization of deferred financing costs	3,309	2,365	2,692
Fair value adjustment of obligation associated with Preferred Operating Partnership units (Note 15)	(1,054)	—	—
Impairment of investments available-for-sale	1,233	—	—
Stock compensation expense	2,125	1,725	—
Gain (loss) allocated to minority interests	2,227	985	(434)
Distributions from operations of real estate ventures in excess of earnings	3,946	5,559	6,356
Changes in operating assets and liabilities:			
Receivables from related parties	5,905	7,803	(18,691)
Other assets	4,589	3,029	(1,129)
Accounts payable and accrued expenses	5,642	(2,421)	2,309
Other liabilities	(2,485)	5,792	(280)
Net cash provided by operating activities	101,332	76,885	17,463
Cash flows from investing activities:			
Acquisition of real estate assets	(183,690)	(174,305)	(79,227)
Investments in trust preferred securities	—	—	(3,590)
Acquisition of Storage USA	—	—	(530,972)
Development and construction of real estate assets	(45,636)	(34,782)	(20,204)
Proceeds from sale of real estate assets	1,999	728	—
Investments in real estate ventures	(10,838)	(5,660)	(395)
Return of capital distributions of real estate ventures	284	—	—
Net purchases of investments available-for-sale	(24,460)	—	—
Change in restricted cash	9,833	(25,876)	(4,110)
Principal payments received on notes receivable	—	1,811	25,938
Purchase of equipment and fixtures	(1,071)	(1,694)	(2,274)
Net cash used in investing activities	(253,579)	(239,778)	(614,834)

See accompanying notes.

Extra Space Storage Inc.

Consolidated Statements of Cash Flows (Continued)

(Dollars in thousands)

	For the Year Ended December 31,		
	2007	2006	2005
Cash flows from financing activities:			
Proceeds from exchangeable senior notes	250,000	—	—
Proceeds from notes payable, notes payable to trusts and line of credit	56,759	165,666	808,936
Principal payments on notes payable and line of credit	(32,164)	(98,866)	(431,255)
Deferred financing costs	(8,867)	(3,393)	(9,267)
Loan to Preferred OP unit holder	(100,000)	—	—
Minority interest investments	—	92	225
Redemption of Operating Partnership units held by minority interest	(874)	—	(895)
Proceeds from issuance of common shares, net	—	194,474	271,537
Net proceeds from exercise of stock options	1,721	546	7
Dividends paid on common stock	(60,664)	(50,005)	(34,585)
Distributions to Operating Partnership units held by minority interest	(7,088)	(3,473)	(3,008)
Net cash provided by financing activities	98,823	205,041	601,695
Net increase (decrease) in cash and cash equivalents	(53,424)	42,148	4,324
Cash and cash equivalents, beginning of the period	70,801	28,653	24,329
Cash and cash equivalents, end of the period	$ 17,377	$ 70,801	$ 28,653
Supplemental schedule of cash flow information			
Interest paid, net of amounts capitalized	$ 55,132	$ 47,683	$ 37,465
Supplemental schedule of noncash investing and financing activities:			
Acquisitions:			
Real estate assets acquired (including intangible assets)	$ 231,037	$ 27,091	$ 54,761
Notes payable assumed	(95,202)	(10,878)	(10,260)
Notes receivable	—	(10,298)	(21,680)
Preferred Operating Partnership units issued as consideration	(131,499)	—	—
Investment in real estate ventures	(502)	(2,785)	—
Minority interest in Operating Partnership	(3,834)	(3,130)	(22,821)
Conversion of Operating Parntership Units held by minority interests for common stock	—	1,811	3,927
Restricted stock grants to employees	—	—	2,975
Temporary impairment of investments available-for-sale	(1,415)	—	—

See accompanying notes.

(Dollars in thousands, except share and per share data)

1. DESCRIPTION OF BUSINESS

Business

Extra Space Storage Inc. (the "Company") is a self-administered and self-managed real estate investment trust ("REIT"), formed as a Maryland Corporation on April 30, 2004 to own, operate, manage, acquire and develop self-storage facilities located throughout the United States. The Company continues the business of Extra Space Storage LLC and its subsidiaries (the "Predecessor"), which had engaged in the self-storage business since 1977. The Company's interest in its properties is held through its operating partnership, Extra Space Storage LP (the "Operating Partnership"), which was formed on May 5, 2004. The Company's primary assets are general partner and limited partner interests in the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). To the extent the Company continues to qualify as a REIT, it will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to its stockholders.

The Company invests in self-storage facilities by acquiring or developing wholly-owned facilities or by acquiring an equity interest in real estate entities. At December 31, 2007, the Company had direct and indirect equity interests in 606 storage facilities located in 33 states, and Washington, D.C. In addition, the Company managed 45 properties for franchisees or third parties bringing the total number of properties which it owns and/or manages to 651.

The Company operates in two distinct segments: (1) property management, acquisition and development; and (2) rental operations. The Company's property management, acquisition and development activities include managing, acquiring, developing and selling self-storage facilities. The rental operations activities include rental operations of self-storage facilities. No single tenant accounts for more than 5% of rental income.

Initial Public Offering

On August 17, 2004, the Company completed its initial public offering (the "Offering") of 20,200,000 shares of common stock, with proceeds to the Company of $234,825, net of offering costs of $17,675. As part of the offering, the Company granted the underwriters the right to purchase an additional 3,030,000 shares within 30 days after the Offering to cover over-allotments. On September 1, 2004, the underwriters exercised their right and purchased 3,030,000 shares of common stock with proceeds to the Company of $35,224, net of offering costs of $2,651. The Company also paid additional offering costs of $5,574 as part of the Offering.

In connection with the Offering, the existing holders of Class A, Class B, Class C and Class E Units in the Predecessor exchanged these units for an aggregate of 7,939,950 shares of common stock, 1,608,437 Operating Partnership ("OP") units, 3,888,843 contingent conversion shares ("CCSs"), 200,046 contingent conversion units ("CCUs") and $18,885 in cash. As a result of this exchange, the Predecessor became a wholly-owned subsidiary of the Operating Partnership. As of December 31, 2007, the Operating Partnership was a 92.88% subsidiary of the Company. The transaction did not result in a change in the carrying value of the Predecessor's assets and liabilities because the exchange was accounted for at historical cost as a transfer of assets between companies under common control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly or majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The Company follows FASB Interpretation No. 46R, "*Consolidation of Variable Interest Entities*" ("FIN 46R"), which addresses the consolidation of variable interest entities ("VIEs"). Under FIN 46R, arrangements that are not controlled through voting or similar rights are accounted for as VIEs. An enterprise is required to consolidate a VIE if it is the primary beneficiary of the VIE.

Under FIN 46R, a VIE is created when (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) the entity's equity holders as a group either: (a) lack direct or indirect ability to make decisions about the entity through voting or similar rights, (b) are not obligated to absorb expected losses of the entity if they occur, or (c) do not have the right to receive expected residual returns of the entity if they occur. If an entity is deemed to be a VIE pursuant to FIN 46R, the enterprise that is deemed to absorb a majority of the expected losses or receive a majority of expected residual returns of the VIE is considered the primary beneficiary and must consolidate the VIE.

Based on the provisions of FIN 46R, the Company has concluded that under certain circumstances when the Company (i) enters into option agreements for the purchase of land or facilities from an entity and pays a non-refundable deposit, or (ii) enters into arrangements for the formation of joint ventures, a VIE may be created under condition (ii) (b) or (c) of the previous paragraph. For each VIE created, the Company has considered expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46R. If the Company is determined to be the primary beneficiary of the VIE, the assets, liabilities and operations of the VIE are consolidated with the Company's financial statements.

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting on the accompanying consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Direct and allowable internal costs associated with the development, construction, renovation, and improvement of real estate assets are capitalized. Interest, property taxes, and other costs associated with development incurred during the construction period are capitalized. Capitalized interest during the years ended December 31, 2007, 2006 and 2005 was $4,380, $3,232, and $460, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred. Major replacements and betterments that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between five and 39 years.

In connection with the Company's acquisition of properties, the purchase price is allocated to the tangible and intangible assets and liabilities acquired based on their fair values. The value of the tangible assets, consisting of land and buildings, are determined as if vacant, that is, at replacement cost. Intangible assets, which represent the value of existing tenant relationships, are recorded at their fair values. The Company measures the value of tenant relationships based on the Company's experience with turnover in its facilities. The Company amortizes to expense the tenant relationships on a straight-line basis over the average period that a tenant is expected to utilize the facility (currently estimated to be 18 months).

Intangible lease rights represent: (1) purchase price amounts allocated to leases on two properties that cannot be classified as ground or building leases; these rights are amortized to expense over the life of the leases; and (2) intangibles related to ground leases on four properties that were acquired in 2007. These ground leases were assumed by the Company at rates that were lower and/or higher than the current market rates for similar leases. The value associated with these assumed leases were recorded as intangibles, which will be amortized over the lease terms.

Evaluation of Asset Impairment

Long lived assets held for use are evaluated by the Company for impairment when events or circumstances indicate that there may be an impairment. When such an event occurs, the Company compares the carrying value of these long-lived assets to the undiscounted future net operating cash flows attributable to the assets. An impairment loss is recorded if the net carrying value of the asset exceeds the undiscounted future net operating cash flows attributable to the asset. The impairment loss recognized equals the excess of net carrying value over the related fair value of the asset. Management has determined no property was impaired and no impairment charges have been recognized for the years ended December 31, 2007, 2006 and 2005.

When real estate assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the fair value of the assets, net of selling costs. If the estimated fair value, net of selling costs, of the assets that have been identified for sale is less than the net carrying value of the assets, then a valuation allowance is established. The operations of assets held for

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

sale or sold during the period are presented as discontinued operations for all periods presented. Management has determined no property was held for sale at December 31, 2007.

Investments in Real Estate Ventures

The Company's investments in real estate joint ventures, where the Company has significant influence, but not control and joint ventures which are VIEs in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements.

Under the equity method, the Company's investment in real estate ventures is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the Company's ownership interest in the earnings of each of the unconsolidated real estate ventures. For the purposes of presentation in the statement of cash flows, the Company follows the "look through" approach for classification of distributions from joint ventures. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the joint venture's sale of assets) in which case it is reported as an investing activity.

Management assesses whether there are any indicators that the value of the Company's investments in unconsolidated real estate ventures may be impaired when events or circumstances indicate that there may be an impairment. An investment is impaired if management's estimate of the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is considered to be other than temporary, the loss is measured as the excess of the carrying amount of the investment over the fair value of the investment. No impairment charges were recognized for the years ended December 31, 2007, 2006 and 2005.

Cash and Cash Equivalents

The Company's cash is deposited with financial institutions located throughout the United States of America and at times may exceed federally insured limits. The Company considers all highly liquid debt instruments with a maturity date of three months or less to be cash equivalents.

Investments Available-for-Sale

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value. Adjustments to fair value of available-for-sale securities are recorded as a component of other comprehensive income. A decline in the fair value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company classifies its investments in auction rate securities as investments available-for-sale in the accompanying balance sheet. These investments are carried at fair value with temporary unrealized gains and losses

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

included in accumulated other comprehensive deficit. The estimation process for fair valuing the investments included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods.

Restricted Cash

Restricted cash is comprised of escrowed funds deposited with financial institutions located in various states relating to earnest money deposits on potential acquisitions, real estate taxes, insurance, capital expenditures and lease liabilities.

Other Assets

Other assets consist primarily of equipment and fixtures, deferred financing costs, customer accounts receivable, investments in trusts, and prepaid expenses. Depreciation of equipment and fixtures is computed on a straight-line basis over three to seven years. Deferred financing costs are amortized to interest expense using the effective interest method over the terms of the respective debt agreements.

Derivative Instruments and Hedging Activities

SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*," as amended and interpreted, establishes accounting and reporting standards for derivative instruments and hedging activities. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in the statements of operations. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (loss), outside of earnings and subsequently reclassified to earnings when the hedged transaction affects earnings.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, investments available-for-sale, receivables, other financial instruments included in other assets, accounts payable and accrued expenses, variable rate notes payable and other liabilities reflected in the consolidated balance sheets at December 31, 2007 and 2006 approximate fair value. The fair value of fixed rate notes payable and notes payable to trusts at December 31, 2007 and 2006 was $1.3 billion and $836.0 million, respectively. The carrying value of these fixed rate notes payable and notes payable to trusts at December 31, 2007 and 2006 was $1.2 billion and $863.0 million, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk Management And Use Of Financial Instruments

In the normal course of its on-going business operations, the Company encounters economic risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk on its interest-bearing liabilities. Credit risk is the risk of inability or unwillingness of tenants to make contractually required payments. Market risk is the risk of declines in the value of properties due to changes in rental rates, interest rates or other market factors affecting the value of properties held by the Company. As disclosed in Note 9, the Company has entered into a Swap Agreement to manage a portion of its interest rate risk.

Conversion of Operating Partnership Units

Conversions of Operating Partnership units to common stock, when converted under the original provisions of the agreement, are accounted for by reclassifying the underlying net book value of the units from minority interest to equity in accordance with Emerging Issues Task Force Issue No. 95-7, "*Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts.*"

Revenue and Expense Recognition

Rental revenues are recognized as earned based upon amounts that are currently due from tenants. Leases are generally on month-to-month terms. Prepaid rents are recognized on a straight-line basis over the term of the leases. Promotional discounts are recognized as a reduction to rental income over the promotional period. Late charges, administrative fees, merchandise sales and truck rentals are recognized in income when earned. Management and franchise fee revenues are recognized monthly as services are performed and in accordance with the terms of the management agreements. Tenant insurance premiums are recognized as revenues over the period of insurance coverage. Development and acquisition fee revenues are recognized as development costs are incurred. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the unconsolidated real estate entities. Interest income is recognized as earned.

Property expenses, including utilities, property taxes, repairs and maintenance and other costs to manage the facilities are recognized as incurred. We accrue for property tax expense based upon estimates and historical trends. If these estimates are incorrect, the timing of expense recognition could be affected.

Real Estate Sales

The Company evaluates real estate sales for both sale recognition and profit recognition in accordance with the provisions of SFAS No. 66, "*Accounting for Sales of Real Estate.*" In general, sales of real estate and related profits/losses are recognized when all consideration has changed hands and risks and rewards of ownership have been transferred. Certain types of continuing involvement preclude sale treatment and related profit recognition; other forms of continuing involvement allow for sale recognition but require deferral of profit recognition.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs

The Company incurs advertising costs primarily attributable to directory, direct mail, internet and other advertising. Direct response advertising costs are deferred and amortized over the expected benefit period determined to be 12 months. All other advertising costs are expensed as incurred. The Company recognized $5,047, $4,960, and $4,374 in advertising expense for the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

The Company has elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). In order to maintain its qualification as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its stockholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax with respect to that portion of its income which meets certain criteria and is distributed annually to the stockholders. The Company plans to continue to operate so that it meets the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. If the Company were to fail to meet these requirements, the Company would be subject to federal income tax. The Company is subject to certain state and local taxes. Provision for such taxes has been included in the Company's property operations expense in the consolidated statements of operations. For the year ended December 31, 2007, 32% (unaudited) of all distributions to stockholders qualify as a return of capital.

The Company has elected to treat one of its existing corporate subsidiaries as a taxable REIT subsidiary ("TRS"). In general, a TRS of the Company may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business (except for the operation or management of health care facilities or lodging facilities or the provision to any person, under a franchise, license or otherwise, of rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal income tax. The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, "*Accounting for Income Taxes*" ("FAS 109"). Under FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. There were no material deferred tax assets or liabilities as of December 31, 2007 or 2006, and no material income tax provisions for the years ended December 31, 2007, 2006 or 2005.

The Company adopted the provisions of FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), an interpretation of FAS 109, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, there were no material unrecognized tax benefits. At December 31, 2007, there were no material unrecognized tax benefits.

Interest and penalties related to uncertain tax positions will be recognized in income tax expense when incurred. As of December 31, 2007, the Company had no interest and penalties related to uncertain tax positions.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), *"Share-Based Payment,"* ("SFAS 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards to employees and directors based on estimated fair values. SFAS 123R supersedes SFAS No. 123, *"Accounting for Stock-Based Compensation"* and Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"). The Company adopted SFAS 123R using the modified prospective application method of adoption which requires the Company to record compensation cost related to non-vested stock awards as of December 31, 2005 by recognizing the unamortized grant date fair value of these awards over their remaining service period with no change in historical reported earnings. Awards granted after December 31, 2005 are valued at fair value in accordance with provisions of SFAS 123R and recognized on a straight line basis over the service periods of each award. The forfeiture rate, which is estimated at a weighted average of 20.65% of unvested options outstanding as of December 31, 2007, is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Prior to 2006, the Company accounted for stock-based compensation in accordance with APB 25 using the intrinsic value method, which did not require that compensation cost be recognized for the Company's stock options provided the option exercise price was established at 100% of the common stock fair value on the date of grant. Under APB 25, the Company was required to record expense over the vesting period for the value of restricted common stock granted. Prior to 2006, the Company provided pro forma disclosure amounts in accordance with SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure"* ("SFAS 148"), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation.

Net Income (Loss) Per Share

Basic earnings (loss) per common share is computed by dividing net income (loss) by the weighted average common shares outstanding, less non-vested restricted stock. Diluted earnings (loss) per common share measures the performance of the Company over the reporting period while giving effect to all potential common shares that were dilutive and outstanding during the period. The denominator includes the number of additional common shares that would have been outstanding if the potential common shares that were dilutive had been issued and is calculated using either the treasury stock or if-converted method. Potential common shares are securities (such as options, warrants, convertible debt, Contingent Conversion Shares ("CCS"), Contingent Conversion Units ("CCU"), exchangeable Series A Participating Redeemable Preferred Operating Partnership units ("Preferred OP units") and exchangeable Operating Partnership units ("OP units")) that do not have a current right to participate in earnings but could do so in the future by virtue of their option or conversion right. In computing the dilutive effect of convertible securities, net income or loss is adjusted to add back any changes in earnings in the period associated with the convertible security. The numerator also is adjusted for the effects of any other non-discretionary changes in income or loss that would result from the assumed conversion of those potential common shares. In computing diluted earnings per share, only potential common shares that are dilutive, those that reduce earnings per share, are included.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's Operating Partnership has $250.0 million of exchangeable senior notes issued and outstanding that also can potentially have a dilutive effect on its earnings per share calculations. The exchangeable senior notes are exchangeable by holders into shares of the Company's common stock under certain circumstances per the terms of the indenture governing the exchangeable senior notes. The exchangeable senior notes are not exchangeable unless the price of the Company's common stock is greater than or equal to 130% of the applicable exchange price for a specified period during a quarter, or unless certain other events occur. The exchange price was $23.45 per share at December 31, 2007, and could change over time as described in the indenture. The price of the Company's common stock did not exceed 130% of the exchange price for the specified period of time during the fourth quarter of 2007, therefore holders of the exchangeable senior notes may not elect to convert them during the first quarter of 2008.

The Company has irrevocably agreed to pay only cash for the accreted principal amount of the exchangeable senior notes relative to its exchange obligations, but has retained the right to satisfy the exchange obligations in excess of the accreted principal amount in cash and/or common stock. Though the Company has retained that right, FAS 128, "*Earnings Per Share*," (FAS 128) requires an assumption that shares will be used to pay the exchange obligations in excess of the accreted principal amount, and requires that those shares be included in the Company's calculation of weighted average common shares outstanding for the diluted earnings per share computation. No shares were included in the computation at December 31, 2007 because there was no excess over the accreted principal for the period.

For the purposes of computing the diluted impact on earnings per share of the potential conversion of Preferred OP units into common shares, where the Company has the option to redeem in cash or shares as discussed in Note 15 and where the Company has stated the positive intent and ability to settle at least $115.0 million of the instrument in cash (or net settle a portion of the Preferred OP units against the related outstanding note receivable), only the amount of the instrument in excess of $115.0 million is considered in the calculation of shares contingently issuable for the purposes of computing diluted earnings per share as allowed by paragraph 29 of FAS 128.

For the years ended December 31, 2007, 2006, and 2005 options to purchase 287,240, 24,273 and 3,032,398 shares of common stock, respectively, were excluded from the computation of earnings per share as their effect would have been anti-dilutive.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The computation of net income (loss) per share is as follows:

	For the Year Ended December 31,		
	2007	2006	2005
Net income (loss) attributable to common stockholders	$ 34,584	$ 14,876	$ (4,966)
Add:			
Income allocated to minority interest—Preferred and Common Operating Partnership	2,508	985	—
Net income (loss) for diluted computations	$ 37,092	$ 15,861	$ (4,966)
Weighted average common shares oustanding:			
Average number of common shares outstanding—basic	64,688,741	54,998,935	35,481,538
Operating Partnership units	4,050,588	3,799,442	—
Preferred Operating Partnership units	989,980	—	—
Dilutive stock options, restricted stock and CCS/CCU conversions	774,359	493,372	—
Average number of common shares outstanding—diluted	70,503,668	59,291,749	35,481,538
Net income (loss) per common share			
Basic	$ 0.53	$ 0.27	$ (0.14)
Diluted	$ 0.53	$ 0.27	$ (0.14)

Recently Issued Accounting Standards

Emerging Issues Task Force ("EITF") Topic D-109, "*Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133*" ("Topic D-109"), discussed at the March 15, 2007 EITF meeting, was effective at the beginning of the first fiscal quarter beginning after June 15, 2007. Topic D-109 provides the SEC staff's view as to how one must evaluate whether a preferred stock "host" contract is a debt host or an equity host. It states that the determination of the nature of the host contract for a hybrid financial instrument (that is, whether the nature of the host contract is more akin to debt or to equity) issued in the form of a share should be based on a consideration of economic characteristics and risks. The SEC staff believes that the consideration of the economic characteristics and risks of the host contract should be based on all the stated and implied substantive terms and features of the hybrid financial instrument. This may represent a change from the way these instruments were analyzed in the past.

The Company elected to early adopt Topic D-109 which specifically relates to the issuance of Preferred OP Units in connection with AAAAA Rent-A-Space acquisition that was completed during the quarter ended June 30, 2007.

In September 2006, the FASB issued Statement No. 157, "*Fair Value Measurements*" ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements.

(Dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. 157-2, "*Effective Date of FASB Statement No. 157*" (the "FSP"). The FSP amends FAS 157 to delay the effective date for FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, the FSP defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company has not quantified the impact that the adoption of FAS 157 will have on its financial statements.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. This statement is effective for fiscal years beginning after November 15, 2007. The Company has not quantified the impact that the adoption of FAS 159 will have on its financial statements.

In December 2007, the FASB issued revised Statement No. 141, "*Business Combinations*" ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the assets acquired and liabilities assumed. Generally, assets acquired and liabilities assumed in a transaction will be recorded at the acquisition-date fair value with limited exceptions. FAS 141(R) will also change the accounting treatment and disclosure for certain specific items in a business combination. FAS 141(R) applies proactively to business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning on or after December 15, 2008. The Company will assess the impact of FAS 141(R) if and when a future acquisition occurs. However, the application of FAS 141(R) will result in a significant change in accounting for future acquisitions after the effective date.

In December 2007, the FASB issued Statement No. 160, "*Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*" ("FAS 160"). FAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not currently expect the adoption of FAS 160 to have a material impact on its financial statements.

Reclassifications

Certain amounts in the 2006 and 2005 financial statements and supporting note disclosures have been reclassified to conform to the current year presentation. Such reclassifications did not impact previously reported net income (loss) or accumulated deficit.

(Dollars in thousands, except share and per share data)

3. REAL ESTATE ASSETS

Real estate assets at December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007	December 31, 2006
Land	$ 464,624	$ 361,569
Buildings and improvements	1,420,235	1,085,269
Intangible assets—tenant relationships	32,173	25,436
Intangible lease rights	6,150	3,400
	1,923,182	1,475,674
Less: accumulated depreciation and amortization	(131,805)	(93,619)
Net operating real estate assets	1,791,377	1,382,055
Real estate under development	49,945	35,336
Net real estate assets	$1,841,322	$1,417,391

The Company amortizes to expense intangible assets—tenant relationships on a straight-line basis over the average period that a tenant utilizes the facility (18 months). The Company amortizes to expense the intangible lease rights over the terms of the related leases. Amortization related to the tenant relationships and lease rights was $4,250 and $8,371 for 2007 and 2006, respectively. The remaining balance of the unamortized lease rights will be amortized over the next 10 to 54 years.

4. BUSINESS ACQUISITION

To expand its business, on July 14, 2005, the Company, through its subsidiary Extra Space Storage LLC ("ESS LLC") and the Operating Partnership, closed the acquisition of various entities that collectively comprise the Storage USA ("SUSA") self-storage business pursuant to the Purchase and Sale Agreement (the "Agreement"), dated May 5, 2005, between ESS LLC, the Operating Partnership, Security Capital Self Storage Incorporated, a Delaware corporation, PRISA Self Storage LLC, a Delaware limited liability company ("PRISA"), PRISA II Self Storage LLC, a Delaware limited liability company ("PRISA II"), PRISA III Self Storage LLC, a Delaware limited liability company ("PRISA III"), VRS Self Storage LLC, a Delaware limited liability company ("VRS"), WCOT Self Storage LLC, a Delaware limited liability company ("WCOT"), and the Prudential Insurance Company of America, a New Jersey corporation (together with its affiliates, "Prudential"). The total purchase price of the acquisition was $2.3 billion, including amounts paid by the Company and Prudential.

In connection with the transaction, 259 self-storage properties were acquired by five separate limited liability companies owned by five subsidiaries of the Company (each, a "Company Sub") and Prudential. The limited liability company agreements govern the rights and responsibilities of each such limited liability company. In addition, the Company acquired 61 wholly-owned self storage properties, SUSA's equity interest in joint ventures which collectively owned 78 properties, acquired $37.7 million of notes receivable due from franchisees and assumed the management of 60 franchises and third party owned properties for a purchase price of $585.7 million.

(Dollars in thousands, except share and per share data)

4. BUSINESS ACQUISITION (Continued)

The Company's total purchase cost for SUSA of approximately $585.7 million consisted of the following:

Cash	$530,972
Operating Partnership units issued (1,470,149 units)	22,821
Liabilities assumed	31,940
Total purchase price	$585,733

The total purchase price for the acquisition of SUSA has been allocated to tangible and intangible assets and liabilities based on their estimated fair values. The value of the tangible assets, consisting of land and buildings, are determined as if vacant, that is, at replacement cost. Other tangible assets and liabilities and intangible assets, which represent the value of existing tenant relationships, are recorded at their estimated fair value. The following table summarizes the fair values of the assets acquired and liabilities assumed:

Tangible assets:	
Land	$ 86,234
Building	342,634
Intangibles assets:	
Tenant relationships	9,009
Investment in real estate ventures	90,677
Other assets and liabilities, net	57,179
Total assets acquired	$585,733

The results of operations from this acquisition are reflected in the Company's 2007 and 2006 financial statements. The following table reflects the results of the Company's operations on a pro forma basis as if the SUSA acquisition had been completed on January 1, 2004. The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated on January 1, 2004, nor is it necessarily indicative of future operating results.

	Years ending December 31,	
	2005	2004
Revenues	$176,591	$137,808
Net loss	$ (5,582)	$(25,694)
Loss per share	$ (0.16)	$ (1.68)

(Dollars in thousands, except share and per share data)

5. PROPERTY ACQUISITIONS

The following table shows the Company's acquisition of operating properties for the years ended December 31, 2007 and 2006 and does not include purchases of raw land or improvements made to existing assets:

Property Location(s)	Number of Properties	Date of Acquisition	Total Consideration	Cash Paid	Loans Receivable Settled	Loan Assumed	Net Liabilities / (Assets) Assumed	Value of OP Units Issued	Number of OP Units Issued	Source of Acquisition	Notes
Massachusetts(1), California(2), Connecticut(1)	4	12/31/2007	$ 40,674	$ 15,311	$ —	$ 24,482	$ 881	$ —	—	Related Party	(1)
New York	1	12/19/2007	2,926	1,240	—	1,765	(79)	—	—	Unrelated third party	
Texas	1	12/14/2007	6,122	5,964	—	—	158	—	—	Unrelated third party	
Florida	1	11/20/2007	12,115	4,887	—	7,400	(172)	—	—	Unrelated franchisee	
California	1	10/4/2007	10,805	3,675	—	7,205	(75)	—	—	Unrelated third party	
Alabama(1), Colorado(1), Indiana(1), Missouri(3), New Mexico(1)	7	8/31/2007	36,510	13,558	—	23,340	(388)	—	—	Affiliated joint venture	(2)
Maryland	1	8/31/2007	10,471	10,418	—	—	53	—	—	Affiliated joint venture	(3)
California	1	8/1/2007	14,686	4,915	—	—	5	9,766	80,905	Unrelated third party	
California	1	6/26/2007	11,216	196	—	2,822	1	8,197	61,398	Unrelated third party	
California(6) & Hawaii(2)	8	6/25/2007	126,623	11,154	—	—	1,933	113,536	847,677	Unrelated third party	
Georgia	3	6/14/2007	13,693	13,594	—	—	99	—	—	Unrelated franchisee	
California	1	6/14/2007	18,703	867	—	14,062	(60)	3,834	218,693	Unrelated third party	
Maryland	1	6/6/2007	14,942	8,128	—	6,834	(20)	—	—	Unrelated third party	
California	1	6/1/2007	4,020	4,036	—	—	(16)	—	—	Unrelated third party	
Florida	1	5/31/2007	8,975	8,882	—	—	93	—	—	Unrelated third party	
California	1	5/24/2007	5,585	5,575	—	—	10	—	—	Unrelated third party	
Maryland	1	4/17/2007	12,670	5,428	—	7,292	(50)	—	—	Unrelated third party	
Florida	1	3/27/2007	6,320	6,257	—	—	63	—	—	Unrelated franchisee	
Maryland	1	1/11/2007	14,334	14,348	—	—	(14)	—	—	Unrelated franchisee	
Tennessee	1	1/5/2007	3,684	3,672	—	—	12	—	—	Unrelated franchisee	
Arizona	1	1/2/2007	4,361	4,527	—	—	(166)	—	—	Affiliated joint venture	(2)
Florida(1) and Texas(3)	4	11/21/2006	22,928	22,507	—	—	421	—	—	Unrelated third party	
New Jersey	1	11/2/2006	13,338	13,129	—		209			Unrelated third party	
Colorado	1	9/1/2006	5,419	5,360	—	—	59	—	—	Unrelated third party	
Maryland	1	9/1/2006	16,340	13,094	—	—	116	3,130	182,828	Unrelated franchisee	
Texas	1	8/10/2006	3,764	3,715	—	—	49	—	—	Unrelated third party	
Georgia	1	8/8/2006	5,137	2,123	—	2,952	62	—	—	Unrelated franchisee	
California	1	7/28/2006	7,260	7,260	—	—	—	—	—	Unrelated third party	
Arizona	1	6/30/2006	4,100	4,100	—	—	—	—	—	Unrelated third party	
Texas	1	5/4/2006	14,521	14,521	—	—	—	—	—	Unrelated franchisee	
California	1	5/1/2006	12,500	12,403	—	—	97	—	—	Related Party	(4)
Kansas(1), Tennessee(1), and Texas(3)	5	4/12/2006	21,584	3,020	10,298	7,926	340	—	—	Related joint venture	(2)
Pennsylvania	1	3/30/2006	3,814	3,814	—	—	—	—	—	Unrelated third party	
Washington	3	2/15/2006	17,866	17,866	—	—	—	—	—	Unrelated third party	
Georgia	1	1/17/2006	5,148	5,148	—	—	—	—	—	Unrelated franchisee	
Florida	1	1/13/2006	8,003	8,003	—	—	—	—	—	Unrelated franchisee	
Florida	1	1/6/2006	5,414	5,414	—	—	—	—	—	Unrelated franchisee	
Total	64		$546,571	$288,109	$10,298	$106,080	$3,621	$138,463	1,391,501		

Notes:

(1) These properties were purchased from a related party that was owned by certain members of the Company's management team and a director. The independent members of the Company's board of directors approved this acquisition. The four properties include the purchase of one consolidated joint venture interest.

(Dollars in thousands, except share and per share data)

5. PROPERTY ACQUISITIONS (Continued)

(2) These properties were purchased from a joint venture entity in which the Company held partnership interests. The joint venture was dissolved and proceeds were distributed to joint venture partners. No gain or loss was recognized on these transactions.

(3) This property was purchased from a joint venture entity in which the Company holds a partnership interest. The joint venture remained in place and proceeds were distributed to the joint venture partner. No gain or loss was recognized on this transaction.

(4) This property was purchased from a related party that was owned by certain members of the Company's management team and a director. The independent members of the Company's board of directors approved this acquisition.

6. INVESTMENTS IN REAL ESTATE VENTURES

Investments in real estate ventures at December 31, 2007 and 2006 consist of the following:

	Excess Profit Participation %	Equity Ownership %	Investment balance at	
			December 31, 2007	December 31, 2006
Extra Space West One LLC ("ESW")	40%	5%	$ 1,804	$ 1,918
Extra Space West Two LLC ("ESW II")	40%	5%	5,019	—
Extra Space Northern Properties Six, LLC ("ESNPS")	35%	10%	1,642	1,757
PRISA Self Storage LLC ("PRISA")	17%	2%	12,732	13,393
PRISA II Self Storage LLC ("PRISA II")	17%	2%	10,608	10,821
PRISA III Self Storage LLC ("PRISA III")	20%	5%	4,405	4,534
VRS Self Storage LLC ("VRS")	20%	5%	4,515	4,547
WCOT Self Storage LLC ("WCOT")	20%	5%	5,211	5,287
Storage Portfolio I, LLC ("SP I")	40%	25%	18,567	19,260
Storage Portfolio Bravo II ("SPB II")	25-45%	20%	14,785	15,264
U-Storage de Mexico S.A. and related entities ("U-Storage")	35-40%	35-40%	4,891	—
Other minority owned properties	10-50%	10-50%	10,990	11,334
			$95,169	$88,115

In these joint ventures, the Company and the joint venture partner generally receive a preferred return on their invested capital. To the extent that cash/profits in excess of these preferred returns are generated through operations or capital transactions, the Company would receive a higher percentage of the excess cash/profits than its equity interest.

On March 1, 2007, the Company acquired a 39.5% interest in U-Storage de Mexico S.A., an existing Mexican corporation ("U-Storage"), which currently manages, develops, owns and operates self storage facilities in Mexico. Kenneth T. Woolley, a former Senior Vice President of the Company and son of Kenneth M. Woolley, the CEO of the Company, also acquired a 0.5% interest in U-Storage.

On December 31, 2007, the Company acquired from Extra Space Development ("ESD"), a related party owned by certain members of management and a director, its ownership interest in three joint

(Dollars in thousands, except share and per share data)

6. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

ventures: Extra Space of Elk Grove LLC (70% ownership interest, a consolidated joint venture), Extra Space West Two LLC (5% ownership interest) and Storage Associates Holdco LLC (10% ownership interest.) The excess profit participation is 10-50% for each joint venture. In addition to the joint venture interests, three wholly-owned properties were purchased. For a complete description of the transaction with ESD, see Note 14.

Equity in earnings of real estate ventures for the years ended December 31, 2007, 2006, and 2005 consists of the following:

	For the Year Ended December 31,		
	2007	2006	2005
Equity in earnings of ESW	$1,490	$1,351	$1,171
Equity in earnings of ESW II	—	—	—
Equity in earnings of ESNPS	206	166	135
Equity in earnings of PRISA	716	528	265
Equity in earnings of PRISA II	574	448	210
Equity in earnings of PRISA III	316	124	70
Equity in earnings of VRS	265	158	79
Equity in earnings of WCOT	308	151	68
Equity in earnings of SP I	1,099	949	413
Equity in earnings of SPB II	776	786	319
Equity in earnings (losses) of U-Storage	(301)	—	—
Equity in earnings (losses) of other minority owned properties	(149)	32	440
	$5,300	$4,693	$3,170

Equity in earnings of SP I and SPB II includes the amortization of the Company's excess purchase price of approximately $22 million of these equity investments over its original basis. The excess basis is amortized over 40 years.

(Dollars in thousands, except share and per share data)

6. INVESTMENTS IN REAL ESTATE VENTURES (Continued)

Combined, condensed unaudited financial information of ESW, ESW II, ESNPS, PRISA, PRISA II, PRISA III, VRS, WCOT, SP I and SPB II as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006, and 2005, follows:

Balance Sheets:	December 31, 2007	December 31, 2006
Assets:		
Net real estate assets	$2,076,477	$2,142,970
Other	48,659	53,140
	$2,125,136	$2,196,110
Liabilities and members' equity:		
Borrowings	$ 542,790	$ 522,790
Other liabilities	41,696	52,776
Members' equity	1,540,650	1,620,544
	$2,125,136	$2,196,110

Statements of Income:	For the Year ended December 31, 2007	2006	2005
Rents and other income	$294,395	$282,212	$157,558
Expenses	195,776	210,222	99,211
Net income	$ 98,619	$ 71,990	$ 58,347

Information (unaudited) related to the real estate ventures' debt at December 31, 2007 is set forth below:

	Loan Amount	Current Interest Rate	Debt Maturity
ESW—Fixed	$ 16,650	4.59%	July 2010
ESW II—Fixed	20,000	5.48%	March 2012
ESNPS—Fixed	34,500	5.27%	June 2015
PRISA III—Fixed	145,000	4.97%	August 2012
VRS—Fixed	52,100	4.76%	August 2012
WCOT—Fixed	92,140	4.76%	August 2012
SPB II—Fixed	67,400	4.83%	July 2009
SP I—Fixed	115,000	4.62%	April 2011
Other	80,403	various	various

(Dollars in thousands, except share and per share data)

7. INVESTMENTS AVAILABLE-FOR-SALE

The Company accounts for its investments in debt and equity securities according to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, which requires securities classified as "available-for-sale" to be stated at fair value. Adjustments to fair value of available-for-sale securities are recorded as a component of other comprehensive income. A decline in the market value of investment securities below cost, that is deemed to be other than temporary, results in a reduction in the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. At December 31, 2007, the Company had $24,460 par value invested in non mortgage-backed auction rate securities ("ARS"), which are classified as available-for-sale investments. Auction rate securities are generally long-term debt instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism allows existing investors to rollover their holdings and continue to own their respective securities or liquidate their holdings by selling their securities at par.

The recent uncertainties in the credit markets have prevented the Company and other investors from liquidating the holdings of auction rate securities in recent auctions for these securities because the amount of securities submitted for sale has exceeded the amount of purchase orders. Accordingly, the Company still holds these auction rate securities and is receiving interest at a higher rate than similar securities for which auctions have cleared. These investments are insured against loss of principal and interest and have credit ratings of AAA—AA. The Company is uncertain as to when the liquidity issues relating to these investments will improve. Related to these failed auctions, the Company recorded a $1,233 other-than-temporary impairment charge and a $1,415 temporary impairment charge to reduce the value of the investment in ARS to an estimated fair value of $21,812.

The carrying value of the Company's investments in ARS as of December 31, 2007 represents the Company's best estimate of the fair value of these investments based on currently available information. For example, the estimation process included consideration of such factors as issuer and insurer credit rating, comparable market data, if available, credit enhancement structures, projected yields, discount rates and terminal periods. Due to the uncertainty in the credit markets, it is reasonably possible the fair value of these investments may change in the near term. If the credit markets recover and successful auctions resume, the Company may be able to recover an amount greater than the carrying value of the ARS as of December 31, 2007, which would result in a gain. However, if the issuers are unable to successfully close future auctions and their credit ratings deteriorate, the Company may be required to further adjust the carrying value of its investment in ARS through additional impairment charges. An estimate of these future losses or gains cannot be made by the Company at this time.

(Dollars in thousands, except share and per share data)

8. OTHER ASSETS

Other assets at December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007	December 31, 2006
Equipment and fixtures	$11,899	$11,083
Less: accumulated depreciation	(8,364)	(6,564)
Deferred financing costs, net	15,534	10,511
Prepaid expenses and deposits	5,162	5,139
Accounts receivable, net	8,516	9,373
Investments in Trusts	3,590	3,590
Other	223	224
	$36,560	$33,356

9. NOTES PAYABLE

Notes payable at December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007	December 31, 2006
Fixed Rate		
Mortgage and construction loans with banks bearing interest at fixed rates between 4.65% and 8.33%. The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between March 21, 2009 and January 1, 2023.	$825,326	$743,511
Variable Rate		
Mortgage and construction loans with banks bearing floating interest rates (including loans subject to interest rate swaps) based on LIBOR. Interest rates are between LIBOR plus 0.65% (5.25% and 6.01% at December 31, 2007 and December 31, 2006, respectively) and LIBOR plus 2.50% (7.10% and 7.36% at December 31, 2007 and December 31, 2006, respectively). The loans are collateralized by mortgages on real estate assets and the assignment of rents. Principal and interest payments are made monthly with all outstanding principal and interest due between July 9, 2008 and March 1, 2011.	124,855	85,073
	$950,181	$828,584

(Dollars in thousands, except share and per share data)

9. NOTES PAYABLE (Continued)

The following table summarizes the scheduled maturities of notes payable at December 31, 2007:

1/1/08-12/31/08	$ 39,985
1/1/09-12/31/09	301,612
1/1/10-12/31/10	113,400
1/1/11-12/31/11	72,044
1/1/12-12/31/12	11,280
Thereafter	412,860
	$950,181

Real estate assets are pledged as collateral for the notes payable. The Company is subject to certain restrictive covenants relating to the outstanding notes payable. The Company was in compliance with all covenants at December 31, 2007.

In October 2004, the Company entered into a reverse interest rate swap agreement ("Swap Agreement") to float $61,770 of 4.30% fixed interest rate secured notes due in June 2009. Under this Swap Agreement, the Company will receie interest at a fixed rate of 4.30% and pay interest at a variable rate equal to LIBOR plus 0.655%. The Swap Agreement matures at the same time the notes are due. This Swap Agreement is a fair value hedge, as defined by SFAS No. 133, and the fair value of the Swap Agreement is recorded as an asset or liability, with an offsetting adjustment to the carrying value of the related note payable. Monthly variable interest payments are recognized as an increase or decrease in interest expense.

The estimated fair value of the Swap Agreement at December 31, 2007 and 2006 was reflected as an other liability of $125 and $1,925, respectively. For the years ended December 31, 2007 and 2006 interest expense was increased by $1,032 and $802, respectively, as a result of the Swap Agreement. For the year ended December 31, 2005, interest expense was reduced by $70 as a result of the Swap Agreement.

On August 31, 2007, as part of the acquisition of our partner's joint venture interest in seven properties, the Company assumed an interest rate cap agreement related to the assumption of the loan on these properties. The Company has designated the interest rate cap agreement as a cash flow hedge of the interest payments resulting from an increase in the interest rate above the rates designated in the interest rate cap agreement. The interest rate cap agreement will allow increases in interest payments based on an increase in the LIBOR rate above the capped rates (5.19% from 1/1/07 to 12/31/07 and 5.48% from 1/1/08 to 12/31/08) on $23,340 of floating rate debt to be offset by the value of the interest rate cap agreement. The value of the estimated fair value of the interest rate cap at December 31, 2007, was not material and no asset or liability was recorded.

10. NOTES PAYABLE TO TRUSTS

During July 2005, ESS Statutory Trust III (the "Trust III"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership, issued an aggregate of $40.0 million of preferred securities which mature on July 31, 2035. In addition, the Trust III issued

(Dollars in thousands, except share and per share data)

10. NOTES PAYABLE TO TRUSTS (Continued)

1,238 of Trust common securities to the Operating Partnership for a purchase price of $1.2 million. On July 27, 2005, the proceeds from the sale of the preferred and common securities of $41.2 million were loaned in the form of a note to the Operating Partnership ("Note 3"). Note 3 has a fixed rate of 6.91% through July 31, 2010, and then will be payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 3, payable quarterly, will be used by the Trust III to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after July 27, 2010.

During May 2005, ESS Statutory Trust II (the "Trust II"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company, issued an aggregate of $41.0 million of preferred securities which mature on June 30, 2035. In addition, the Trust II issued 1,269 of Trust common securities to the Operating Partnership for a purchase price of $1.3 million. On May 24, 2005, the proceeds from the sale of the preferred and common securities of $42.3 million were loaned in the form of a note to the Operating Partnership ("Note 2"). Note 2 has a fixed rate of 6.67% through June 30, 2010, and then will be payable at a variable rate equal to the three-month LIBOR plus 2.40% per annum. The interest on Note 2, payable quarterly, will be used by the Trust II to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after June 30, 2010.

During April 2005, ESS Statutory Trust I (the "Trust"), a newly formed Delaware statutory trust and a wholly-owned, unconsolidated subsidiary of the Operating Partnership of the Company issued an aggregate of $35.0 million of trust preferred securities which mature on June 30, 2035. In addition, the Trust issued 1,083 of Trust common securities to the Operating Partnership for a purchase price of $1.1 million. On April 8, 2005, the proceeds from the sale of the trust preferred and common securities of $36.1 million were loaned in the form of a note to the Operating Partnership (the "Note"). The Note has a variable rate equal to the three-month LIBOR plus 2.25% per annum. The interest on the Note, payable quarterly, will be used by the Trust to pay dividends on the trust preferred securities. The trust preferred securities may be redeemed by the Trust with no prepayment premium after June 30, 2010.

Under FIN 46R, Trust, Trust II and Trust III are VIEs that are not consolidated because the Company is not the primary beneficiary. A debt obligation has been recorded in the form of notes as discussed above for the proceeds, which are owed to the Trust, Trust II, and Trust III by the Company.

11. EXCHANGEABLE SENIOR NOTES

On March 27, 2007, our Operating Partnership issued $250.0 million of its 3.625% Exchangeable Senior Notes due April 1, 2027 (the "Notes"). Costs incurred to issue the Notes were approximately $5.7 million. These costs are being amortized as an adjustment to interest expense over five years, which represents the estimated term of the Notes, and are included in other assets, net in the Consolidated Balance Sheet as of December 31, 2007. The Notes are general unsecured senior obligations of the Operating Partnership and are fully guaranteed by the Company. Interest is payable on April 1 and October 1 of each year beginning October 1, 2007 until the maturity date of April 1, 2027. The Notes bear interest at 3.625% per annum and contain an exchange settlement feature, which

(Dollars in thousands, except share and per share data)

11. EXCHANGEABLE SENIOR NOTES (Continued)

provides that the Notes may, under certain circumstances, be exchangeable for cash (up to the principal amount of the Notes) and, with respect to any excess exchange value, for cash, shares of our common stock or a combination of cash and shares of our common stock at an initial exchange rate of approximately 42.6491 shares per $1,000 principal amount of Notes at the option of the Operating Partnership.

The Operating Partnership may redeem the Notes at any time to preserve the Company's status as a REIT. In addition, on or after April 5, 2012, the Operating Partnership may redeem the Notes for cash, in whole or in part, at 100% of the principal amount plus accrued and unpaid interest, upon at least 30 days but not more than 60 days prior written notice to holders of the Notes.

The holders of the Notes have the right to require the Operating Partnership to repurchase the Notes for cash, in whole or in part, on each of April 1, 2012, April 1, 2017 and April 1, 2022, and upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest. Certain events are considered "Events of Default," as defined in the indenture governing the Notes, which may result in the accelerated maturity of the Notes.

The Company has considered whether the exchange settlement feature represents an embedded derivative within the debt instrument under the guidance of FAS 133: "*Accounting for Derivative Instruments and Hedging Activities*," EITF 90-19: "*Convertible Bonds with Issuer Option to Settle for Cash Upon Conversion*," and EITF 01-6: "*The Meaning of "Indexed to a Company's Own Stock"*" that would require bifurcation (i.e., separate accounting). The Company has concluded that the exchange settlement feature has satisfied the exemption in SFAS 133 because it is indexed to the Company's own common stock and would otherwise be classified in stockholders equity, among other considerations. Accordingly, the Notes are presented as a single debt instrument (often referred to as "Instrument C" in EITF 90-19) in accordance with APB 14 "*Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*" due to the inseparability of the debt and the conversion feature.

12. LINE OF CREDIT

The Company, as guarantor, and its Operating Partnership entered into a $100.0 million revolving line of credit in September 2004, which included a $10.0 million swing line sub facility (the "Credit Facility"). The Credit Facility had an interest rate of 175 basis points over LIBOR (6.87% and 7.10% at December 31, 2007 and December 31, 2006, respectively), and was collateralized by mortgages on certain real estate assets. No amounts were outstanding on the line of credit at December 31, 2006 and 2005. The Credit Facility expired in September 2007 and was not renewed.

On October 19, 2007, the Company entered into a new $100.0 million revolving line of credit (the "Credit Line") that matures October 31, 2010. The Company intends to use the proceeds of the Credit Line for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain financial ratios of the Company. The Credit Line is collateralized by mortgages on certain real estate assets. As of December 31, 2007, the Credit Line had $100.0 million of capacity based on the assets collateralizing the Credit Line. No amounts were outstanding on the Credit Line at December 31, 2007. The Company is subject to certain restrictive

(Dollars in thousands, except share and per share data)

12. LINE OF CREDIT (Continued)

covenants relating to the line of credit. The Company was in compliance with all covenants at December 31, 2007.

13. OTHER LIABILITIES

Other liabilities at December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007	December 31, 2006
Deferred rental income	$11,805	$ 9,224
Security deposits	383	291
SUSA lease obligation liability	2,592	2,838
Fair value of interest rate swap	125	1,925
Other miscellaneous liabilities	3,150	2,956
	$18,055	$17,234

As a result of the acquisition of SUSA in 2005, the Company recorded restructuring liabilities of $4,638 relating to the assumption of a lease for a facility that will no longer be used in the Company's operations.

The following table sets forth the restructuring activity during the year ended December 31, 2007:

	Accrued restructuring liabilities at December 31, 2006	Cash Paid	Accrued restructuring liabilities at December 31, 2007
Facility exit costs	2,838	(246)	2,592
Allocated to:			
Continuing operations	$2,838	$(246)	$2,592

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS

The Company provides management and development services for certain joint ventures, franchise, third party and other related party properties. Management agreements provide generally for management fees of 6% of gross rental revenues for the management of operations at the self-storage facilities. The Company earns development fees of 4%-6% of budgeted costs on developmental projects and acquisition fees of 1% of the gross purchase price or the completed costs of development of acquired properties. As discussed in Note 5, the Company has purchased self-storage properties from related parties and affiliated entities.

(Dollars in thousands, except share and per share data)

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS (Continued)

Management fee revenues for related party and affiliated real estate joint ventures are summarized as follows:

Entity	Type	For the Year ended December 31, 2007	2006	2005
ESW	Affiliated real estate joint ventures	$ 436	$ 413	$ 374
ESNPS	Affiliated real estate joint ventures	444	422	397
PRISA	Affiliated real estate joint ventures	5,132	5,057	2,391
PRISA II	Affiliated real estate joint ventures	4,184	4,081	1,913
PRISA III	Affiliated real estate joint ventures	1,862	1,843	871
VRS	Affiliated real estate joint ventures	1,151	1,118	514
WCOT	Affiliated real estate joint ventures	1,539	1,464	688
SP I	Affiliated real estate joint ventures	1,264	1,221	548
SPB II	Affiliated real estate joint ventures	1,026	1,032	477
Extra Space Development ("ESD")	Related party	743	518	292
Various	Franchisees, third parties and other	2,817	3,714	2,185
		$20,598	$20,883	10,650

Development fee revenues for related party and affiliated real estate joint ventures for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	For the Year ended December 31, 2007	2006	2005
Affiliated real estate joint ventures	$357	$163	$704
Related party	—	109	288
	$357	$272	$992

Receivables from related parties and affiliated real estate joint ventures balances as of December 31, 2007 and 2006 are summarized as follows:

	December 31, 2007	December 31, 2006
Development fees	$1,501	$ 2,633
Other receivables from properties	5,885	13,247
	$7,386	$15,880

Development fees receivable consist of amounts due for development services from third parties and unconsolidated joint ventures. Other receivables from properties consist of amounts due for expenses paid on behalf of the properties that the Company manages and management fees. The Company believes that all of these related party and affiliated real estate joint venture receivables are

(Dollars in thousands, except share and per share data)

14. RELATED PARTY AND AFFILIATED REAL ESTATE JOINT VENTURE TRANSACTIONS (Continued)

fully collectible. The Company does not have any payables to related parties at December 31, 2007 and 2006.

The Company has determined that it had a variable interest in properties in which ESD owned or had an ownership interest. The Company did not have an equity investment or interest, and it was not the primary beneficiary. This variable interest was a result of management and development contracts that were held by the Company. The variable interest was limited to the management and development fees and there was not any additional loss that could be attributed to the Company. The Company determined that it was not the primary beneficiary in these agreements. Accordingly, these properties were not consolidated subsequent to August 16, 2004.

On December 31, 2007, the Company acquired ESD and its related assets for $46,674. The following assets were purchased as part of this transaction:

1. Three wholly-owned properties;
2. 70% ownership interest in Extra Space of Elk Grove LLC, a consolidated joint venture that owns one property;
3. 5% ownership interest in Extra Space West Two LLC, an unconsolidated joint venture that owns five properties; and
4. 10% ownership interest Storage Associates Holdco LLC, an unconsolidated joint venture that owns six properties.

The independent members of the Company's board of directors reviewed and approved the acquisition of ESD.

Centershift, a related party service provider, is partially owned by a certain director and members of management of the Company. Effective January 1, 2004, the Company entered into a license agreement with Centershift which secures a perpetual right for continued use of STORE (the site management software used at all sites operated by the Company) in all aspects of the Company's property acquisition, development, redevelopment and operational activities. During the years ended December 31, 2007, 2006 and 2005, the Company paid Centershift $965, $824, and $739, respectively, relating to the purchase of software and to license agreements.

The Company has entered into an aircraft dry lease and service and management agreement with SpenAero, L.C. ("SpenAero") an affiliate of Spencer F. Kirk, the Company's President. Under the terms of the agreement, the Company pays a defined hourly rate for use of the aircraft. During the years ended December 31, 2007, 2006 and 2005, the Company paid SpenAero $395, $314, and $263, respectively. The services that the Company receives from SpenAero are similar in nature and price to those that are provided to other outside third parties.

(Dollars in thousands, except share and per share data)

15. MINORITY INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS

On June 15, 2007, the Operating Partnership entered into a Contribution Agreement with various limited partnerships affiliated with AAAAA Rent-A-Space to acquire ten self-storage facilities (the "Properties") in exchange for the issuance of newly designated Preferred OP units of the Operating Partnership. The self-storage facilities are located in California and Hawaii.

On June 25 and 26, 2007, nine of the ten properties were contributed to the Operating Partnership in exchange for consideration totaling $137.8 million. Preferred OP units totaling 909,075, with a value of $121.7 million, were issued along with the assumption of approximately $14.2 million of third-party debt, of which $11.4 million was paid off at close. The final property was contributed on August 1, 2007 in exchange for consideration totaling $14.7 million. 80,905 Preferred OP units with a value of $9.8 million were issued along with $4.9 million of cash.

On June 25, 2007, the Company loaned the holders of the Preferred OP units $100.0 million. The note receivable bears interest at 4.85%, and is due September 1, 2017. The loan is secured by the borrower's Preferred OP units. The holders of the Preferred OP units can convert up to 114,500 Preferred OP units prior to the maturity date of the loan. If any redemption in excess of 114,500 Preferred OP units occurs prior to the maturity date, the holder of the Preferred OP units is required to repay the loan as of the date of that Preferred OP unit redemption. Preferred OP units are shown on the balance sheet net of the $100.0 million loan under the guidance in EITF No. 85-1, *"Classifying Notes Receivable for Capital,"* because the borrower under the loan receivable is also the holder of the Preferred OP units.

The Operating Partnership entered into a Second Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") which provides for the designation and issuance of the Preferred OP units. The Preferred OP units will have priority over all other partnership interests of the Operating Partnership with respect to distributions and liquidation.

Under the Partnership Agreement, Preferred OP units in the amount of $115.0 million bear a fixed priority return of 5% and have a fixed liquidation value of $115.0 million. The remaining balance will participate in distributions with and have a liquidation value equal to that of the common Operating Partnership units. The Preferred OP units will be redeemable at the option of the holder on or after September 1, 2008, which redemption obligation may be satisfied, at the Company's option, in cash or shares of its common stock.

At issuance, in accordance with SFAS 133: *"Accounting for Derivative Instruments and Hedging Activities"*, SFAS 150: *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*, EITF 00-19: *"Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock"*, EITF Topic D-109: *"Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133"*: and Accounting Series Release ("ASR") No. 268: *"Presentation in Financial Statements of "Redeemable Preferred Stocks"*, from inception through September 28, 2007 (the date of the amendment discussed below), the Preferred OP units were classified as a hybrid instrument such that the value of the units associated with the fixed return were classified in mezzanine after total liabilities on the balance sheet and before stockholders' equity. The remaining balance that participates in distributions equal to that of common OP units had been identified as an embedded derivative and had been classified as a

(Dollars in thousands, except share and per share data)

15. MINORITY INTEREST REPRESENTED BY PREFERRED OPERATING PARTNERSHIP UNITS (Continued)

liability on the balance sheet and recorded at fair value on a quarterly basis with any adjustment being recorded through earnings. For the year ended December 31, 2007, the fair value adjustment associated with the embedded derivative was $1,054.

On September 28, 2007, the Operating Partnership entered into an amendment to the Contribution Agreement (the "Amendment"). Pursuant to the Amendment, the maximum number of shares that can be issued upon redemption of the Preferred OP units was set at 116 million, after which the Company will have no further obligations with respect to the redeemed or any other remaining Preferred OP units. As a result of the Amendment, and in accordance with the above referenced guidance, the Preferred OP units are no longer considered a hybrid instrument and the previously identified embedded derivative no longer requires bifurcation and is considered permanent equity of the Operating Partnership. The Preferred OP units are included on the consolidated balance sheet as the minority interest represented by Preferred OP units.

16. MINORITY INTEREST IN OPERATING PARTNERSHIP

The Company's interest in its properties is held through the Operating Partnership. ESS Holding Business Trust I, a wholly-owned subsidiary of the Company, is the sole general partner of the Operating Partnership. The Company through ESS Business Trust II, a wholly-owned subsidiary of the Company, is also a limited partner of the Operating Partnership. Between its general partner and limited partner interests, the Company held a 92.88% majority ownership interest therein as of December 31, 2007. The remaining ownership interests in the Operating Partnership (including Preferred OP Units) of 7.12% are held by certain former owners of assets acquired by the Operating Partnership, which include a director and officers of the Company.

The minority interest in the Operating Partnership represents OP units that are not owned by the Company. In conjunction with the formation of the Company and as a result of subsequent acquisitions, certain persons and entities contributing interests in properties to the Operating Partnership received limited partnership units in the form of either OP units or Contingent Conversion units. Limited partners who received OP units in the formation transactions or in exchange for contributions for interests in properties have the right to require the Operating Partnership to redeem part or all of their OP units for cash based upon the fair market value of an equivalent number of shares of the Company's common stock (10 day average) at the time of the redemption. Alternatively, the Company may, at its option, elect to acquire those OP units in exchange for shares of its common stock on a one-for-one basis, subject to anti-dilution adjustments provided in the Operating Partnership agreement. The ten day average closing stock price at December 31, 2007, was $14.04 and there were 4,050,588 OP units outstanding. Assuming that all of the unit holders exercised their right to redeem all of their Operating Partnership units on December 31, 2007 and the Company elected to pay the non-controlling members cash, the Company would have paid $56,870 in cash consideration to redeem the units.

(Dollars in thousands, except share and per share data)

16. MINORITY INTEREST IN OPERATING PARTNERSHIP (Continued)

During June 2007, the Company issued 218,693 OP units valued at $3.8 million in conjunction with the acquisition of a property in San Francisco, California. 47,334 OP units were redeemed in exchange for cash throughout 2007.

During September 2006, the Company issued 182,828 OP units valued at $3.1 million in conjunction with the acquisition of a property in Rockville, Maryland. During July 2006, 200,000 Operating Partnership units were redeemed in exchange for common stock.

As of December 31, 2007, the Operating Partnership had 4,050,588 and 129,432 OP units and CCUs outstanding, respectively.

Unlike the OP units, CCUs do not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 wholly-owned lease-up properties, all or a portion of the CCUs will be automatically converted into OP units. Initially, each CCU will be convertible on a one-for-one basis into OP Units, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculates the net operating income from the 14 wholly-owned lease-up properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCUs will be converted so that the total percentage (not to exceed 100%) of CCUs issued in connection with the formation transactions that have been converted to OP units will be equal to the percentage determined by dividing the net operating income for such period in excess of $5.1 million by $4.6 million. If any CCU remains unconverted through the calculation made in respect of the 12-month period ending December 31, 2008, such outstanding CCUs will be cancelled.

While any CCUs remain outstanding, a majority of the Company's independent directors must review and approve the net operating income calculation for each measurement period and also must approve the sale of any of the 14 wholly-owned lease-up properties.

As of December 31, 2007, there were 70,614 CCUs converted to OP units. Based on the performance of the properties as of December 31, 2007, an additional 22,269 CCUs became eligible for conversion. The board of directors approved the conversion of these CCUs on February 1, 2008 as per the Company's charter, and the units were issued on February 5, 2008.

17. STOCKHOLDERS' EQUITY

The Company's charter provides that it can issue up to 300,000,000 shares of common stock, $0.01 par value per share, 4,100,000 CCSs, $.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2007, 65,784,274 shares of common stock were issued and outstanding, 2,645,547 CCSs were issued and outstanding and no shares of preferred stock were issued or outstanding.

All stockholders of the Company's common stock are entitled to receive dividends and to one vote on all matters submitted to a vote of stockholders. The transfer agent and registrar for the Company's common stock is American Stock Transfer & Trust Company. On October 29, 2007, the Company's Board of Directors approved an increase in the Company's annual dividend to $1.00 per common share to be paid quarterly at the rate of $0.25 per common share starting in the fourth quarter of 2007.

(Dollars in thousands, except share and per share data)

17. STOCKHOLDERS' EQUITY (Continued)

Unlike the Company's shares of common stock, CCSs do not carry any voting rights. Upon the achievement of certain performance thresholds relating to 14 wholly-owned lease-up properties, all or a portion of the CCSs will be automatically converted into shares of the Company's common stock. Initially, each CCS will be convertible on a one-for-one basis into shares of common stock, subject to customary anti-dilution adjustments. Beginning with the quarter ended March 31, 2006, and ending with the quarter ending December 31, 2008, the Company calculates the net operating income from the 14 wholly-owned lease-up properties over the 12-month period ending in such quarter. Within 35 days following the end of each quarter referred to above, some or all of the CCSs will be converted so that the total percentage (not to exceed 100%) of CCSs issued in connection with the formation transactions that have been converted to common stock will be equal to the percentage determined by dividing the net operating income for such period in excess of $5.1 million by $4.6 million. If any CCS remains unconverted through the calculation made in respect of the 12-month period ending December 31, 2008, such outstanding CCSs will be cancelled and restored to the status of authorized but unissued shares of common stock.

While any CCSs remain outstanding, a majority of the Company's independent directors must review and approve the net operating income calculation for each measurement period and also must approve the sale of any of the 14 wholly-owned lease-up properties.

As of December 31, 2007, there were 1,372,728 CCSs converted to common stock. Based on the performance of the properties as of December 31, 2007, an additional 432,883 CCSs became eligible for conversion. The board of directors approved the conversion of these CCSs on February 1, 2008 as per the Company's charter, and the shares were issued on February 5, 2008.

18. STOCK-BASED COMPENSATION

As of December 31, 2007, the Company had authorized 8,800,000 shares of common stock for issuance under the Company's two stock compensation plans: (1) the 2004 Long-Term Incentive Compensation Plan, and (2) the 2004 Non-Employee Directors' Share Plan (together, the "Plans").

Under the terms of the Plans, the exercise price of an option shall be determined by the Compensation, Nominating and Governance Committee and reflected in the applicable award agreement. All option grants have been issued at the five day average close price prior to the date of the grant. Each option will be exercisable after the period or periods specified in the award agreement (typically four years), which will generally not exceed 10 years from the date of grant. Options will be exercisable at such times and subject to such terms as determined by the Compensation, Nominating and Governance Committee, but under no circumstances may be exercised if such exercise would cause a violation of the ownership limit in the Company's charter. Unless otherwise determined by the Compensation, Nominating and Governance Committee at the time of grant, such stock options shall vest ratably over a four-year period beginning on the date of grant.

Also as defined under the terms of the Plans, restricted stock grants may be awarded. The stock grants are subject to a performance or vesting period over which the restrictions are lifted and the stock certificates are given to the grantee. During the performance or vesting period, the grantee is not permitted to sell, transfer, pledge, encumber or assign shares of restricted stock granted under the plan,

(Dollars in thousands, except share and per share data)

18. STOCK-BASED COMPENSATION (Continued)

however, has the ability to vote the shares and receive the dividends paid on the shares. The forfeiture and transfer restriction on the shares lapse over a two to four year period beginning on the date of grant.

Option Grants to Employees

As of December 31, 2007, 5,390,183 shares were available for issuance under the Plans. A summary of stock option activity for the years ended December 31, 2007 and 2006 is as follows:

Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value as of December 31, 2007
Outstanding at December 31, 2005	3,046,523	$13.89		
Granted	161,914	15.48		
Exercised	(259,700)	13.11		
Forfeited	(384,174)	14.92		
Outstanding at December 31, 2006	2,564,563	13.92		
Granted	418,000	18.51		
Exercised	(126,801)	13.68		
Forfeited	(204,044)	14.71		
Outstanding at December 31, 2007	2,651,718	$14.54	7.39	$2,150
Vested and Expected to Vest	2,032,385	$14.27	7.26	$1,849
Ending Exercisable	1,312,957	$13.56	6.91	$1,489

The weighted average fair value of stock options granted in 2007, 2006 and 2005 was $2.34, $1.78 and $1.25, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Expected volatility	25%	24%	21%
Dividend yield	6.4%	5.5%	6.9%
Risk-free interest rate	3.5%	4.7%	3.7%
Average expected term (years)	5	5	5

(Dollars in thousands, except share and per share data)

18. STOCK-BASED COMPENSATION (Continued)

A summary of stock options outstanding and exercisable as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
12.50 - 14.00	1,254,574	6.66	$12.58	855,324	$12.55
14.01 - 15.50	388,568	8.13	14.91	114,943	14.80
15.51 - 17.00	710,576	7.53	15.68	342,690	15.66
17.01 - 18.50	—	—	—	—	—
18.51 - 20.00	298,000	9.18	19.61	—	—
	2,651,718	7.39	$14.54	1,312,957	$13.56

Total compensation expense of $865 and $798 was recorded relating to outstanding options for the years ended December 31, 2007 and 2006. The total compensation cost related to non-vested stock options not yet recognized was approximately $1.1 million and the weighted-average period over which the total compensation cost related to non-vested stock options is expected to be realized is 1.86 years. Total cash received for the years ended December 31, 2007 and 2006 related to option exercises was $1,735 and $934, respectively.

The following pro-forma information as required by SFAS No. 148, *"Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,"* is presented for comparative purposes and illustrates the effect on net loss and net loss per common share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006:

	Year Ended December 31, 2005
Net loss attributable to common stockholders as reported	$(4,966)
Add: Stock-based compensation expense included in reported net loss attributable to common stockholders	601
Deduct: Stock-based compensation expense determined under fair value method for all awards	(1,261)
Pro forma net loss	$(5,626)
Loss per common share	
Basic and diluted—as reported	$ (0.14)
Basic and diluted—pro forma	$ (0.16)

Common Stock Granted to Employees and Directors

For the years ended December 31, 2007 and 2006, the Company granted 108,729 and 50,300 shares respectively of common stock to certain employees, without monetary consideration under the Company's 2004 Long-Term Incentive Compensation Plan.

(Dollars in thousands, except share and per share data)

18. STOCK-BASED COMPENSATION (Continued)

On August 1, 2007 and May 15, 2006, the Company's Board of Directors approved the annual issuance of 12,000 shares of common stock without monetary consideration under the Company's 2004 Non-Employee Directors' Share Plan to certain of its directors for services performed.

The Company recorded $1,260 and $927 of expense in general and administrative expense in its statement of operations related to outstanding shares of common stock granted to employees and directors for the years ended December 31, 2007 and 2006, respectively.

The fair value of common stock awards is determined based on the closing trading price of the Company's common stock on the grant date. A summary of the Company's employee and director share grant activity for the years ended December 31, 2007 and 2006 is as follows:

Restricted Stock Grants	Shares	Weighted-Average Grant-Date Fair Value
Unreleased at December 31, 2005	173,750	$15.66
Granted	62,300	16.42
Released	(46,250)	15.68
Cancelled	(33,500)	15.71
Unreleased at December 31, 2006	156,300	$15.94
Granted	120,729	18.17
Released	(61,975)	15.90
Cancelled	(3,082)	18.39
Unreleased at December 31, 2007	211,972	$17.23

19. EMPLOYEE BENEFIT PLAN

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code under which eligible employees can contribute up to 15% of their annual salary, subject to a statutory prescribed annual limit. For the years ended December 31, 2007 and 2006, the Company made matching contributions to the plan of $999 and $772, respectively, based on 100% of the first 3% and up to 50% of the next 2% of an employee's compensation.

20. GAIN ON SALE OF REAL ESTATE ASSETS

On August 3, 2007, the Company sold an undeveloped parcel of vacant land in Kendall, Florida for its book value of $1,999. There was no gain or loss recognized on the sale.

On January 30, 2006, the Company sold an excess parcel of vacant land in Lanham, Pennsylvania for its book value of $728. There was no gain or loss recognized on the sale.

(Dollars in thousands, except share and per share data)

21. SEGMENT INFORMATION

The Company operates in two distinct segments; (1) property management, acquisition and development and (2) rental operations. Financial information for the Company's business segments are set forth below:

	For the Year Ended December 31,		
	2007	2006	2005
Statement of Operations			
Total revenues			
Property management, acquisition and development	$ 32,551	$ 26,271	$ 14,088
Rental operations	206,315	170,993	120,640
	$ 238,866	$ 197,264	$ 134,728
Operating expenses, including depreciation and amortization			
Property management, acquisition and development	$ 43,450	$ 39,055	$ 25,762
Rental operations	111,618	98,557	76,612
	$ 155,068	$ 137,612	$ 102,374
Income (loss) before interest, Preferred Operating Partnership, impairment, minority interests and equity in earnings of real estate ventures			
Property management, acquisition and development	$ (10,899)	$ (12,784)	$ (11,674)
Rental operations	94,697	72,436	44,028
	$ 83,798	$ 59,652	$ 32,354
Interest expense			
Property management, acquisition and development	$ (1,300)	$ (829)	$ (911)
Rental operations	(59,715)	(50,124)	(41,638)
	$ (61,015)	$ (50,953)	$ (42,549)
Interest income			
Property management, acquisition and development	$ 7,925	$ 2,469	$ 1,625
Interest income on note receivable from Preferred Unit holder			
Property management, acquisition and development	$ 2,492	$ —	$ —
Fair value adjustment of obligation associated with Preferred Partnership units			
Property management, acquisition and development	$ 1,054	$ —	$ —
Impairment of investments available-for-sale			
Property management, acquisition and development	$ (1,233)	$ —	$ —
Minority interests—Operating Partnership and other			
Property management, acquisition and development	$ (2,227)	$ (985)	$ 434
Equity in earnings of real estate ventures			
Rental operations	$ 5,300	$ 4,693	$ 3,170
Net income (loss)			
Property management, acquisition and development	$ (4,188)	$ (12,129)	$ (10,526)
Rental operations	40,282	27,005	5,560
	$ 36,094	$ 14,876	$ (4,966)
Depreciation and amortization expense			
Property management, acquisition and development	$ 1,253	$ 858	$ 356
Rental operations	38,548	36,314	30,649
	$ 39,801	$ 37,172	$ 31,005
Statement of Cash Flows			
Acquisition of real estate assets			
Property management, acquisition and development	$(183,690)	$(174,305)	$ (79,227)
Acquisition of Storage USA			
Property management, acquisition and development	$ —	$ —	$(530,972)
Development and construction of real estate assets			
Property management, acquisition and development	$ (45,636)	$ (34,782)	$ (20,204)

(Dollars in thousands, except share and per share data)

21. SEGMENT INFORMATION (Continued)

	December 31, 2007	December 31, 2006
Balance Sheet		
Investment in real estate ventures		
Rental operations	$ 95,169	$ 88,115
Total assets		
Property management, acquisition and development	$ 385,394	$ 223,402
Rental operations	1,668,681	1,446,423
	$2,054,075	$1,669,825

22. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on its corporate offices and owns 12 self-storage facilities that are subject to ground leases. At December 31, 2007, future minimum rental payments under these non-cancelable operating leases are as follows:

	Total
Less than 1 yr	$ 5,444
Year 2	5,133
Year 3	5,061
Year 4	4,423
Year 5	3,676
Thereafter	38,537
	$62,274

The monthly rental amount for one of the ground leases is the greater of a minimum amount or a percentage of gross monthly receipts. The Company recorded rent expense of $3,115, $2,641, and $2,591 related to these leases in the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has guaranteed three construction loans for unconsolidated partnerships that own development properties in Baltimore, Maryland, Chicago, Illinois and Sacramento, California. These properties are owned by joint ventures in which the Company has between 10% and 50% equity interests. These guarantees were entered into in November 2004, July 2005 and August 2007, respectively. At December 31, 2007, the total amount of guaranteed mortgage debt relating to these joint ventures was $17,284 (unaudited). These mortgage loans mature December 1, 2008, July 28, 2008 and August 3, 2010, respectively. If the joint ventures default on the loans, the Company may be forced to repay the loans. Repossessing and/or selling the self-storage facilities and land that collateralize the loans could provide funds sufficient to reimburse the Company. The estimated fair market value of the encumbered assets at December 31, 2007 is $23,088 (unaudited). The Company has recorded no liability in relation to this guarantee as of December 31, 2007, as the fair value of the guarantee is not material. To date, the joint ventures have not defaulted on their mortgage debt. The Company believes the risk of having to perform on the guarantee is remote.

(Dollars in thousands, except share and per share data)

22. COMMITMENTS AND CONTINGENCIES (Continued)

The Company has been involved in routine litigation arising in the ordinary course of business. As of December 31, 2007, the Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against its properties.

23. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

	Three months ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$53,776	$56,550	$63,826	$64,714
Cost of operations	$36,155	$36,819	$41,112	$40,982
Net income	$ 6,470	$ 8,695	$11,338	$ 9,591
Net income attributable to common stockholders	$ 6,470	$ 8,695	$ 9,828	$ 9,591
Net income—basic	$ 0.10	$ 0.13	$ 0.15	$ 0.15
Net income—diluted	$ 0.10	$ 0.13	$ 0.15	$ 0.15

	Three months ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenues	$45,370	$48,531	$51,188	$52,175
Cost of operations	$34,214	$33,665	$34,661	$35,072
Net income	$ 738	$ 3,092	$ 4,307	$ 6,739
Net income attributable to common stockholders	$ 738	$ 3,092	$ 4,307	$ 6,739
Net income—basic	$ 0.01	$ 0.06	$ 0.08	$ 0.11
Net income—diluted	$ 0.01	$ 0.06	$ 0.07	$ 0.10

Extra Space Storage Inc.
Schedule III
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007			Accumulated depreciation	Date acquired or development completed
											Land	Building and improvements	Total		
Hoover	AL	$ 2,550	$ 1,313	$ 2,858	$—	$ 373	$ —		$ —		$ 1,313	$ 3,231	$ 4,544	$ 43	Aug-07
Mesa	AZ	1,474	849	2,547	—	42	—		—		849	2,589	3,438	228	Aug-04
Peoria	AZ	—	652	—	—	4,102	—		—		652	4,102	4,754	158	Apr-06
Phoenix	AZ	7,400	1,441	7,982	—	203	—		—		1,441	8,185	9,626	535	Jul-05
Phoenix	AZ	—	669	4,135	—	32	—		—		669	4,167	4,836	100	Jan-07
Phoenix	AZ	3,440	552	3,530	—	92	—		—		552	3,622	4,174	141	Jun-06
Alameda	CA	—	2,919	12,984	—	583	—		—		2,919	13,567	16,486	183	Jun-07
Antelope	CA	—	1,525	—	—	—	—		—		1,525	—	1,525	—	
Belmont	CA	—	3,500	—	—	7,328	—		—		3,500	7,328	10,828	69	May-07
Berkley	CA	—	1,716	19,602	—	186	—		—		1,716	19,788	21,504	258	Jun-07
Burbank	CA	8,413	3,199	5,082	—	176	419	(a)	672	(a)	3,618	5,930	9,548	1,068	Aug-00
Casitas	CA	4,386	1,431	2,976	—	37	180	(a)	374	(a)	1,611	3,387	4,998	635	Mar-00
Castro Valley	CA	—	—	6,346	—	59	—		—		—	6,405	6,405	87	Jun-07
Chatsworth	CA	11,200	3,594	11,166	—	354	—		—		3,594	11,520	15,114	731	Jul-05
Claremont	CA	2,624	1,472	2,012	—	31	—		—		1,472	2,043	3,515	189	Jun-04
Colma	CA	—	3,947	22,002	—	220	—		—		3,947	22,222	26,169	303	Jun-07
Compton	CA	—	1,426	—	—	—	—		—		1,426	—	1,426	—	
Culver City	CA	6,000	3,991	10,034	—	—	—		—		3,991	10,034	14,025	—	Dec-07
El Sobrante	CA	—	1,209	4,018	—	8	—		—		1,209	4,026	5,235	56	Jun-07
Elk Grove	CA	6,471	952	6,936	—	—	—		—		952	6,936	7,888	176	Dec-07
Fontana	CA	—	1,246	3,356	—	107	54	(a)	146	(a)	1,300	3,609	4,909	385	Oct-03
Fontana	CA	3,415	961	3,846	—	76	39	(a)	158	(a)	1,000	4,080	5,080	550	Sep-02
Glendale	CA	4,480	—	6,084	—	58	—		—		—	6,142	6,142	570	Jun-04
Hawthorne	CA	3,840	1,532	3,871	—	81	—		—		1,532	3,952	5,484	377	Jun-04
Hayward	CA	2,769	3,149	8,006	—	119	—		—		3,149	8,125	11,274	109	Jun-07
Hemet	CA	5,300	1,146	6,369	—	99	—		—		1,146	6,468	7,614	410	Jul-05
Inglewood	CA	4,233	1,379	3,343	—	258	150	(a)	377	(a)	1,529	3,978	5,507	751	Aug-00
LA Central Ave	CA	5,980	2,200	—	—	—	—		—		2,200	—	2,200	—	
LA Pico/Union	CA	—	3,075	—	—	—	—		—		3,075	—	3,075	—	
Lancaster	CA	—	1,425	—	—	—	—		—		1,425	—	1,425	—	
Lancaster	CA	5,840	1,347	5,827	—	168	—		—		1,347	5,995	7,342	224	Jul-06
Livermore	CA	4,920	1,134	4,615	—	31	—		—		1,134	4,646	5,780	428	Jun-04
Long Beach	CA	6,200	1,403	7,595	—	280	—		—		1,403	7,875	9,278	501	Jul-05
Los Gatos	CA	—	2,550	—	—	—	—		—		2,550	—	2,550	—	
Manteca	CA	3,777	848	2,543	—	49	—		—		848	2,592	3,440	270	Jan-04
Marina Del Rey	CA	18,400	4,248	23,549	—	210	—		—		4,248	23,759	28,007	1,473	Jul-05

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007: Land	Gross carrying amount at December 31, 2007: Building and improvements	Gross carrying amount at December 31, 2007: Total	Accumulated depreciation	Date acquired or development completed
Modesto	CA	$ —	$ 909	$ 3,043	$—	$ 86	$ —		$ —		$ 909	$ 3,129	$ 4,038	$ 43	Jun-07
N Highlands	CA	2,200	696	2,806	—	444	—		—		696	3,250	3,946	218	Jul-05
North Hollywood	CA	—	3,125	9,257	—	32	—		—		3,125	9,289	12,414	378	May-06
Oakland	CA	4,272	—	3,777	—	182	—		494	(a)	—	4,453	4,453	858	Apr-00
Oakland	CA	—	3,024	—	—	—	—		—		3,024	—	3,024	—	
Oceanside	CA	9,700	3,241	11,361	—	325	—		—		3,241	11,686	14,927	739	Jul-05
Pacoima	CA	—	3,050	—	—	—	—		—		3,050	—	3,050	—	
Palmdale	CA	—	1,225	5,379	—	2,094	—		—		1,225	7,473	8,698	465	Jan-05
Pico Rivera	CA	4,513	1,150	3,450	—	52	—		—		1,150	3,502	4,652	547	Aug-00
Pleasanton	CA	—	1,208	4,283	—	173	—		—		1,208	4,456	5,664	72	May-07
Richmond	CA	4,696	953	4,635	—	264	—		—		953	4,899	5,852	446	Jun-04
Riverside	CA	2,620	1,075	4,042	—	268	—		—		1,075	4,310	5,385	369	Aug-04
Sacramento	CA	4,200	852	4,720	—	221	—		—		852	4,941	5,793	325	Jul-05
San Bernardino	CA	3,376	1,213	3,061	—	63	—		—		1,213	3,124	4,337	289	Jun-04
San Bernardino	CA	—	750	—	—	5,134	—		—		750	5,134	5,884	145	Jun-06
San Francisco	CA	13,943	8,457	9,928	—	543	—		—		8,457	10,471	18,928	139	Jun-07
San Leandro	CA	—	4,601	9,777	—	315	—		—		4,601	10,092	14,693	96	Aug-07
Santa Clara	CA	—	4,750	—	—	—	—		—		4,750	—	4,750	—	
Santa Fe Springs	CA	7,184	3,617	7,022	—	44	—		—		3,617	7,066	10,683	38	Oct-07
Sherman Oaks	CA	17,204	4,051	12,152	—	154	—		—		4,051	12,306	16,357	1,036	Aug-04
Simi Valley	CA	—	5,535	—	—	—	—		—		5,535	—	5,535	—	
Stockton	CA	3,217	649	3,272	—	37	—		—		649	3,309	3,958	486	May-02
Thousand Oaks	CA	—	4,500	—	—	—	—		—		4,500	—	4,500	—	
Torrance	CA	6,960	3,710	6,271	—	130	—		—		3,710	6,401	10,111	603	Jun-04
Tracy A	CA	—	946	1,937	—	78	—		—		946	2,015	2,961	245	Apr-04
Tracy D	CA	—	778	2,638	—	57	133	(a)	447	(a)	911	3,142	4,053	355	Jul-03
Vallejo	CA	—	1,177	2,157	—	45	—		—		1,177	2,202	3,379	30	Jun-07
Venice	CA	6,995	2,803	8,410	—	49	—		—		2,803	8,459	11,262	714	Aug-04
Watsonville	CA	3,400	1,699	3,056	—	107	—		—		1,699	3,163	4,862	204	Jul-05
Whittier	CA	2,526	—	2,985	—	11	—		—		—	2,996	2,996	423	Jun-02
Arvada	CO	—	286	1,521	—	253	—		—		286	1,774	2,060	388	Sep-00
Colorado Springs	CO	3,245	781	3,400	—	67	—		—		781	3,467	4,248	29	Aug-07
Denver	CO	2,250	368	1,574	—	54	—		—		368	1,628	1,996	114	Jul-05
Denver	CO	—	602	2,052	—	259	143	(a)	512	(a)	745	2,823	3,568	523	Sep-00
Parker	CO	—	800	4,549	—	74	—		—		800	4,623	5,423	149	Sep-06
Thornton	CO	—	212	2,044	—	388	36	(a)	389	(a)	248	2,821	3,069	566	Sep-00
Westminister	CO	—	291	1,586	—	398	8	(a)	48	(a)	299	2,032	2,331	420	Sep-00

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007: Land	Gross carrying amount at December 31, 2007: Building and improvements	Gross carrying amount at December 31, 2007: Total	Accumulated depreciation	Date acquired or development completed
Groton	CT	$ —	$ 1,277	$ 3,992	$—	$ 236	$ —		$ —		$ 1,277	$ 4,228	$ 5,505	$ 424	Jan-04
Middletown	CT	3,175	932	2,810	—	—	—		—		932	2,810	3,742	—	Dec-07
Wethersfield	CT	—	709	4,205	—	72	—		—		709	4,277	4,986	589	Aug-02
Deland	FL	—	1,318	3,971	—	79	—		—		1,318	4,050	5,368	203	Jan-06
Forest Hill	FL	2,365	1,164	2,511	—	155	82	(a)	180	(a)	1,246	2,846	4,092	548	Aug-00
Fort Myers	FL	4,400	1,985	4,983	—	295	—		—		1,985	5,278	7,263	342	Jul-05
Fort Myers	FL	5,082	1,691	4,711	—	83	—		—		1,691	4,794	6,485	416	Aug-04
Fountainbleau	FL	4,305	1,325	4,395	—	203	114	(a)	388	(a)	1,439	4,986	6,425	969	Aug-00
Ft Lauderdale	FL	4,457	1,587	4,205	—	151	—		—		1,587	4,356	5,943	370	Aug-04
Greenacres	FL	—	1,463	3,244	—	16	—		—		1,463	3,260	4,723	238	Mar-05
Hialeah	FL	—	2,800	—	—	—	—		—		2,800	—	2,800	—	
Hialeah	FL	—	1,750	—	—	—	—		—		1,750	—	1,750	—	
Hollywood	FL	7,400	3,214	8,689	—	5	—		—		3,214	8,694	11,908	28	Nov-07
Hunters Creek	FL	8,200	2,233	9,223	—	51	—		—		2,233	9,274	11,507	674	Mar-05
Kendall	FL	7,885	5,315	4,305	—	130	544	(a)	447	(a)	5,859	4,882	10,741	910	Aug-00
Kendall	FL	—	1,850	—	—	149	(1,850)	(c)	(149)	(c)	—	—	—	—	
Madeira Beach	FL	4,857	1,686	5,163	—	36	—		—		1,686	5,199	6,885	449	Aug-04
Margate	FL	2,736	430	3,139	—	198	39	(a)	287	(a)	469	3,624	4,093	664	Aug-00
Metro West	FL	6,400	1,474	6,101	—	25	—		—		1,474	6,126	7,600	445	Mar-05
Miami	FL	—	1,238	7,597	—	108	—		—		1,238	7,705	8,943	121	May-07
Military Trail	FL	2,536	1,312	2,511	—	174	104	(a)	204	(a)	1,416	2,889	4,305	557	Aug-00
N. Lauderdale	FL	2,327	428	3,516	—	291	31	(a)	260	(a)	459	4,067	4,526	774	Aug-00
Naples	FL	5,400	2,570	5,102	—	142	—		—		2,570	5,244	7,814	343	Jul-05
North Miami	FL	5,848	1,256	6,535	—	155	—		—		1,256	6,690	7,946	629	Jun-04
Ocoee	FL	3,750	872	3,642	—	24	—		—		872	3,666	4,538	272	Mar-05
Orlando	FL	5,290	1,216	5,008	—	66	—		—		1,216	5,074	6,290	442	Aug-04
Port Charlotte	FL	4,481	1,389	4,632	—	58	—		—		1,389	4,690	6,079	409	Aug-04
Riverview	FL	3,591	654	2,953	—	43	—		—		654	2,996	3,650	259	Aug-04
Tamiami	FL	6,100	2,979	5,351	—	183	—		—		2,979	5,534	8,513	356	Jul-05
Tampa	FL	—	1,425	4,766	—	195	—		—		1,425	4,961	6,386	103	Mar-07
Tampa	FL	—	883	3,533	—	66	—		—		883	3,599	4,482	102	Nov-06
Valrico	FL	4,272	1,197	4,411	—	39	—		—		1,197	4,450	5,647	385	Aug-04
Venice	FL	7,096	1,969	5,903	—	127	—		—		1,969	6,030	7,999	301	Jan-06
Waterford Lakes	FL	4,600	1,166	4,816	—	1,074	—		—		1,166	5,890	7,056	378	Mar-05
West Palm Bch	FL	2,600	1,449	2,586	—	204	—		—		1,449	2,790	4,239	194	Jul-05
WPB	FL	4,000	1,752	4,909	—	186	—		—		1,752	5,095	6,847	337	Jul-05
Alpharetta	GA	2,896	1,893	3,161	—	72	—		—		1,893	3,233	5,126	115	Aug-06

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Cheshire	GA	$ 8,169	$ 3,737	$ 8,333	$—	$ 71	$ —		$ —		$ 3,737	$ 8,404	$ 12,141	$ 729	Aug-04
Dacula	GA	3,879	1,993	3,001	—	44	—		—		1,993	3,045	5,038	152	Jan-06
Duluth	GA	—	1,454	4,151	—	54	—		—		1,454	4,205	5,659	56	Jun-07
Meridian	GA	9,600	3,319	8,325	—	105	—		—		3,319	8,430	11,749	635	Feb-05
Roswell	GA	2,813	1,665	2,028	—	35	—		—		1,665	2,063	3,728	179	Aug-04
Snellville	GA	5,210	2,691	4,026	—	73	—		—		2,691	4,099	6,790	356	Aug-04
Stone Mountain	GA	2,049	925	3,505	—	57	—		—		925	3,562	4,487	230	Jul-05
Stone Mountain	GA	4,256	1,817	4,382	—	85	—		—		1,817	4,467	6,284	389	Aug-04
Sugar Hill	GA	—	1,368	2,540	—	60	—		—		1,368	2,600	3,968	35	Jun-07
Sugar Hill	GA	—	1,371	2,547	—	77	—		—		1,371	2,624	3,995	35	Jun-07
Holcomb Bridge	GL	2,445	1,973	1,587	—	45	—		—		1,973	1,632	3,605	145	Aug-04
Kahului	HI	—	3,984	15,044	—	6	—		—		3,984	15,050	19,034	204	Jun-07
Kapolei	HI	—	—	24,701	—	6	—		—		—	24,707	24,707	385	Jun-07
Chicago	IL	3,200	449	2,471	—	284	—		—		449	2,755	3,204	176	Jul-05
Chicago	IL	2,900	472	2,582	—	433	—		—		472	3,015	3,487	182	Jul-05
Chicago	IL	4,400	621	3,428	—	398	—		—		621	3,826	4,447	236	Jul-05
Chicago	IL	—	1,925	—	—	—	—		—		1,925	—	1,925	—	
Crest Hill	IL	—	847	2,946	—	49	121	(a)	424	(a)	968	3,419	4,387	382	Jul-03
Gurnee	IL	117	1,374	—	—	8,299	—		—		1,374	8,299	9,673	44	Oct-07
Naperville	IL	—	2,800	—	—	—	—		—		2,800	—	2,800	—	
North Aurora	IL	—	600	—	—	—	—		—		600	—	600	—	
South Holland	IL	3,175	839	2,879	—	61	26	(a)	89	(a)	865	3,029	3,894	424	Oct-02
Tinley Park	IL	—	1,823	—	—	—	—		—		1,823	—	1,823	—	
Indianapolis	IN	3,013	588	3,457	—	54	—		—		588	3,511	4,099	29	Aug-07
Wichita	KS	2,154	366	1,897	—	150	—		—		366	2,047	2,413	93	Apr-06
Louisville	KY	3,000	586	3,244	—	94	—		—		586	3,338	3,924	224	Jul-05
Louisville	KY	2,841	1,217	4,611	—	65	—		—		1,217	4,676	5,893	301	Jul-05
Louisville	KY	—	892	2,677	—	86	—		—		892	2,763	3,655	144	Dec-05
Metairie	LA	5,419	2,056	4,216	—	62	—		—		2,056	4,278	6,334	371	Aug-04
New Orleans	LA	7,927	4,058	4,325	—	404	—		—		4,058	4,729	8,787	389	Aug-04
Ashland	MA	—	474	3,324	—	133	—		—		474	3,457	3,931	489	Jun-03
Auburn	MA	3,653	918	3,728	—	73	—		—		918	3,801	4,719	704	May-04
Brockton	MA	2,422	647	2,762	—	51	—		—		647	2,813	3,460	448	May-04
Cambridge	MA	—	—	—	—	85	—		—		—	85	85	20	Feb-04
Dedham	MA	—	2,127	3,041	—	321	—		—		2,127	3,362	5,489	519	Mar-02
Dedham II	MA	—	2,443	7,328	—	327	—		—		2,443	7,655	10,098	786	Feb-04
Everett	MA	3,750	692	2,129	—	441	—		—		692	2,570	3,262	151	Jul-05

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007: Land	Gross carrying amount at December 31, 2007: Building and improvements	Gross carrying amount at December 31, 2007: Total	Accumulated depreciation	Date acquired or development completed
Foxboro	MA	$ 3,653	$ 759	$ 4,158	$ —	$ 89	$ —		$ —		$ 759	$ 4,247	$ 5,006	$ 901	May-04
Hudson	MA	2,780	806	3,122	—	114	—		—		806	3,236	4,042	687	May-04
Jamaica Plain	MA	8,881	3,285	11,275	—	—	—		—		3,285	11,275	14,560	—	Dec-07
Kingston	MA	—	555	2,491	—	39	—		—		555	2,530	3,085	369	Oct-02
Lynn	MA	2,462	1,703	3,237	—	123	—		—		1,703	3,360	5,063	593	Jun-01
Marshfield	MA	4,776	1,039	4,155	—	53	—		—		1,039	4,208	5,247	400	Mar-04
Milton	MA	—	2,838	3,979	—	3,566	—		—		2,838	7,545	10,383	634	Nov-02
North Bergen	MA	—	2,100	6,606	—	36	—		—		2,100	6,642	8,742	797	Jul-03
Northboro	MA	2,590	280	2,715	—	317	—		—		280	3,032	3,312	530	Feb-01
Norwood	MA	—	2,160	2,336	—	1,302	61	(a)	95	(a)	2,221	3,733	5,954	547	Aug-99
Oxford	MA	1,568	482	1,762	—	109	46	(a)	168	(a)	528	2,039	2,567	421	Oct-99
Plainville	MA	5,400	2,223	4,430	—	133	—		—		2,223	4,563	6,786	337	Jul-05
Quincy	MA	—	1,359	4,078	—	158	—		—		1,359	4,236	5,595	458	Feb-04
Raynham	MA	3,614	588	2,270	—	98	82	(a)	323	(a)	670	2,691	3,361	388	May-00
Saugus	MA	—	1,725	5,514	—	262	—		—		1,725	5,776	7,501	723	Jun-03
Somerville	MA	—	1,728	6,570	—	95	3	(a)	13	(a)	1,731	6,678	8,409	1,020	Jun-01
Stoneham	MA	5,400	944	5,241	—	46	—		—		944	5,287	6,231	336	Jul-05
Stoughton	MA	3,058	1,754	2,769	—	86	—		—		1,754	2,855	4,609	498	May-04
Waltham	MA	—	3,770	11,310	—	170	—		—		3,770	11,480	15,250	1,160	Feb-04
Weymouth	MA	4,607	2,806	3,129	—	38	—		—		2,806	3,167	5,973	621	Sep-00
Woburn	MA	—	—	—	—	134	—		—		—	134	134	29	Feb-04
Worcester	MA	1,771	896	4,377	—	2,136	—		—		896	6,513	7,409	909	May-04
Worcester/Ararat	MA	52	1,350	—	—	4,444	—		—		1,350	4,444	5,794	125	Dec-06
Anapolis	MD	—	1,375	8,896	—	172	—		—		1,375	9,068	10,443	67	Aug-07
Anapolis	MD	7,246	5,248	7,247	—	102	—		—		5,248	7,349	12,597	130	Apr-07
Arnold	MD	9,500	2,558	9,446	—	83	—		—		2,558	9,529	12,087	602	Jul-05
Baltimore	MD	—	800	—	—	—	—		—		800	—	800	—	
Bethesda	MD	12,800	—	18,331	—	152	—		—		—	18,483	18,483	1,152	Jul-05
Columbia	MD	8,400	1,736	9,632	—	94	—		—		1,736	9,726	11,462	612	Jul-05
Edgewood	MD	—	1,000	—	—	—	—		—		1,000	—	1,000	—	
Ft Washington	MD	11,280	4,920	9,174	—	57	—		—		4,920	9,231	14,151	221	Jan-07
Lanham	MD	—	3,346	10,079	—	565	(728)	(b)	—		2,618	10,644	13,262	1,084	Feb-04
Laurel Heights	MD	—	3,000	—	—	5,789	—		—		3,000	5,789	8,789	6	Dec-07
Park Lawn	MD	12,680	4,596	11,328	—	93	—		—		4,596	11,421	16,017	376	Sep-06
Towson	MD	4,100	861	4,742	—	92	—		—		861	4,834	5,695	306	Jul-05
Grandville	MI	1,700	726	1,298	—	189	—		—		726	1,487	2,213	100	Jul-05
Mt Clemens	MI	2,100	798	1,796	—	128	—		—		798	1,924	2,722	128	Jul-05

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007 Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Florissant	MO	$ 3,533	$1,241	$ 4,648	$ —	$ 163	$ —		$ —		$1,241	$ 4,811	$ 6,052	$ 44	Aug-07
Forest Park	MO	1,156	156	1,313	—	160	17	(a)	151	(a)	173	1,624	1,797	330	Jun-00
Grandview	MO	1,100	612	1,770	—	152	—		—		612	1,922	2,534	134	Jul-05
Halls Ferry	MO	2,283	631	2,159	—	162	59	(a)	205	(a)	690	2,526	3,216	482	Jun-00
St Louis	MO	3,963	1,444	4,162	—	110	—		—		1,444	4,272	5,716	38	Aug-07
St Louis	MO	2,819	676	3,551	—	114	—		—		676	3,665	4,341	33	Aug-07
Merrimack	NH	3,725	754	3,299	—	69	63	(a)	279	(a)	817	3,647	4,464	487	Apr-99
Nashua	NH	—	—	755	—	58	—		—		—	813	813	53	Jul-05
Avenel	NJ	8,080	1,518	8,037	—	43	—		—		1,518	8,080	9,598	608	Jan-05
Bayville	NJ	5,300	1,193	5,312	—	95	—		—		1,193	5,407	6,600	430	Dec-04
Bellmawr	NJ	4,134	3,600	—	—	—	—		—		3,600	—	3,600	—	
Edison	NJ	6,659	2,519	8,547	—	207	—		—		2,519	8,754	11,273	1,381	Dec-01
Egg Harbor	NJ	5,493	1,724	5,001	—	270	—		—		1,724	5,271	6,995	851	Dec-01
Ewing	NJ	5,060	1,552	—	11	4,765	—		—		1,563	4,765	6,328	117	Mar-07
Glen Rock	NJ	4,051	1,109	2,401	—	71	113	(a)	246	(a)	1,222	2,718	3,940	366	Mar-01
Hackensack	NJ	9,500	2,283	11,234	—	375	—		—		2,283	11,609	13,892	735	Jul-05
Hazlet	NJ	10,560	1,362	10,262	—	225	—		—		1,362	10,487	11,849	1,635	Dec-01
Hoboken	NJ	8,206	2,687	6,092	—	69	—		—		2,687	6,161	8,848	870	Jul-02
Howell	NJ	3,032	2,440	3,407	—	141	—		—		2,440	3,548	5,988	577	Dec-01
Lawrenceville	NJ	11,946	3,402	10,230	—	204	—		—		3,402	10,434	13,836	1,058	Feb-04
Linden	NJ	6,700	1,517	8,384	—	73	—		—		1,517	8,457	9,974	535	Jul-05
Lumberton	NJ	4,925	831	4,060	—	40	—		—		831	4,100	4,931	345	Dec-04
Lyndhurst	NJ	6,894	2,679	4,644	—	98	250	(a)	437	(a)	2,929	5,179	8,108	695	Mar-01
Metuchen	NJ	—	1,153	4,462	—	80	—		—		1,153	4,542	5,695	700	Dec-01
Morrisville	NJ	—	2,487	7,494	—	1,009	—		—		2,487	8,503	10,990	841	Feb-04
Neptune	NJ	—	4,204	8,906	—	94	—		—		4,204	9,000	13,204	253	Nov-06
North Bergen	NJ	11,000	2,299	12,728	—	96	—		—		2,299	12,824	15,123	806	Jul-05
Old Bridge	NJ	5,714	2,758	6,450	—	320	—		—		2,758	6,770	9,528	1,086	Dec-01
Parlin	NJ	6,700	2,517	4,516	—	265	—		—		2,517	4,781	7,298	347	Jul-05
Parlin	NJ	4,209	—	5,273	—	74	—		—		—	5,347	5,347	1,033	May-04
Tom's River	NJ	8,300	1,790	9,935	—	138	—		—		1,790	10,073	11,863	657	Jul-05
Union	NJ	—	1,754	6,237	—	78	—		—		1,754	6,315	8,069	507	Dec-04
Woodbridge	NJ	3,910	505	4,524	—	213	—		—		505	4,737	5,242	780	Dec-01
Albuquerque	NM	4,216	1,298	4,628	—	115	—		—		1,298	4,743	6,041	39	Aug-07
Lamont St.	NV	1,015	251	717	—	176	27	(a)	87	(a)	278	980	1,258	188	Feb-00
Las Vegas	NV	3,900	748	4,131	—	349	—		—		748	4,480	5,228	310	Jul-05
Bohemia	NY	1,762	1,456	1,398	—	7	—		—		1,456	1,405	2,861	2	Dec-07

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Gross carrying amount at December 31, 2007 Land	Gross carrying amount at December 31, 2007 Building and improvements	Gross carrying amount at December 31, 2007 Total	Accumulated depreciation	Date acquired or development completed
Fordham	NY	$ 9,817	$3,995	$11,870	$ —	$ 366	$ —		$ —		$3,995	$12,236	$16,231	$1,105	Aug-04
Mt Vernon	NY	5,100	1,585	6,025	—	489	—		—		1,585	6,514	8,099	414	Jul-05
Mt Vernon	NY	—	1,926	7,622	—	409	—		—		1,926	8,031	9,957	1,003	Nov-02
Nanuet	NY	3,792	2,072	4,644	60	100	—		—		2,132	4,744	6,876	719	Feb-02
New Paltz	NY	5,000	2,059	3,715	—	117	—		—		2,059	3,832	5,891	259	Jul-05
New York	NY	16,400	3,060	16,978	—	401	—		—		3,060	17,379	20,439	1,104	Jul-05
Plainview	NY	—	4,287	3,710	—	272	—		—		4,287	3,982	8,269	716	Dec-00
Columbus	OH	2,900	483	2,654	—	320	—		—		483	2,974	3,457	213	Jul-05
Columbus	OH	1,500	374	2,059	—	55	—		—		374	2,114	2,488	147	Jul-05
Columbus	OH	3,800	601	3,336	—	70	—		—		601	3,406	4,007	222	Jul-05
Kent	OH	1,500	220	1,206	—	96	—		—		220	1,302	1,522	99	Jul-05
Aloha	OR	6,200	1,221	6,262	—	62	—		—		1,221	6,324	7,545	410	Jul-05
King City	OR	—	2,520	—	—	—	—		—		2,520	—	2,520	—	
Banksville	PA	2,039	991	1,990	—	279	91	(a)	199	(a)	1,082	2,468	3,550	438	Aug-00
Bensalem	PA	—	1,131	4,525	—	103	—		—		1,131	4,628	5,759	371	Dec-04
Bensalem	PA	—	750	3,015	—	67	—		—		750	3,082	3,832	142	Mar-06
Doylestown	PA	3,797	220	3,442	—	154	24	(a)	384	(a)	244	3,980	4,224	528	Nov-99
Kennedy	PA	2,526	736	3,173	—	67	—		—		736	3,240	3,976	601	May-04
Penn Ave	PA	2,939	889	4,117	—	133	—		—		889	4,250	5,139	752	May-04
Philadelphia	PA	9,000	1,470	8,162	—	640	—		—		1,470	8,802	10,272	558	Jul-05
Philadelphia	PA	—	1,965	5,925	—	765	—		—		1,965	6,690	8,655	667	Feb-04
Johnston	RI	7,100	2,658	4,799	—	166	—		—		2,658	4,965	7,623	330	Jul-05
Charleston	SC	3,791	1,279	4,171	—	27	—		—		1,279	4,198	5,477	368	Aug-04
Columbia	SC	3,182	838	3,312	—	52	—		—		838	3,364	4,202	291	Aug-04
Goose Creek	SC	4,184	1,683	4,372	—	38	—		—		1,683	4,410	6,093	380	Aug-04
Summerville	SC	3,591	450	4,454	—	58	—		—		450	4,512	4,962	393	Aug-04
Cordova	TN	2,700	852	2,720	—	90	—		—		852	2,810	3,662	194	Jul-05
Cordova	TN	6,900	1,351	7,476	—	120	—		—		1,351	7,596	8,947	498	Jul-05
Cordova	TN	—	894	2,680	—	13	—		—		894	2,693	3,587	64	Jan-07
Memphis	TN	2,100	976	1,725	—	161	—		—		976	1,886	2,862	142	Jul-05
Memphis	TN	3,100	814	2,766	—	66	—		—		814	2,832	3,646	197	Jul-05
Nashville	TN	2,960	390	2,598	—	111	—		—		390	2,709	3,099	120	Apr-06
Allen	TX	—	901	5,553	—	56	—		—		901	5,609	6,510	159	Nov-06
Arlington	TX	2,020	534	2,525	—	101	—		—		534	2,626	3,160	235	Aug-04
Austin	TX	2,400	1,105	2,313	—	113	—		—		1,105	2,426	3,531	186	Jul-05
Austin	TX	3,944	870	4,455	—	51	—		—		870	4,506	5,376	398	Aug-04
Culebra	TX	2,068	1,269	1,816	—	87	—		—		1,269	1,903	3,172	168	Aug-04

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

											Gross carrying amount at December 31, 2007				
Property Name	State	Debt	Land initial cost	Building and improvements initial cost	Land costs subsequent to acquisition	Building costs subsequent to acquisition	Land Adjustments	Notes	Building Adjustments	Notes	Land	Building and improvements	Total	Accumulated depreciation	Date acquired or development completed
Dallas	TX	$ 4,400	$ 1,010	$ 5,547	$—	$ 159	$ —		$ —		$ 1,010	$ 5,706	$ 6,716	$ 368	Jul-05
Dallas	TX	11,700	1,980	12,501	—	100	—		—		1,980	12,601	14,581	517	May-06
Dallas	TX	2,080	337	2,216	—	170	—		—		337	2,386	2,723	109	Apr-06
Dallas	TX	6,332	4,432	6,181	—	79	—		—		4,432	6,260	10,692	552	Aug-04
Fort. Worth	TX	3,880	631	5,794	—	54	—		—		631	5,848	6,479	510	Aug-04
Grand Prairie	TX	2,204	551	2,330	—	34	—		—		551	2,364	2,915	207	Aug-04
Houston	TX	3,400	749	4,122	—	132	—		—		749	4,254	5,003	287	Jul-05
Houston	TX	4,939	2,596	8,735	—	96	—		—		2,596	8,831	11,427	382	Apr-06
Plano	TX	3,300	1,613	2,871	—	72	—		—		1,613	2,943	4,556	240	Jul-05
Plano	TX	—	1,010	6,203	—	56	—		—		1,010	6,259	7,269	177	Nov-06
Plano	TX	—	614	3,775	—	79	—		—		614	3,854	4,468	110	Nov-06
Rowlette	TX	—	1,002	2,601	—	58	—		—		1,002	2,659	3,661	92	Aug-06
San Antonio	TX	—	2,471	3,556	—	—	—		—		2,471	3,556	6,027	4	Dec-07
South Houston	TX	2,700	478	4,069	—	181	—		—		478	4,250	4,728	184	Apr-06
Westchase	TX	1,812	253	1,496	—	34	—		—		253	1,530	1,783	136	Aug-04
Kearns	UT	2,520	642	2,607	—	108	—		—		642	2,715	3,357	256	Jun-04
West Valley City	UT	2,000	461	1,722	—	43	—		—		461	1,765	2,226	117	Jul-05
Wethersfield	UT	4,000	1,349	4,372	—	82	—		—		1,349	4,454	5,803	286	Jul-05
Alexandria	VA	6,749	1,620	13,103	—	56	—		—		1,620	13,159	14,779	178	Jun-07
Falls Church	VA	6,200	1,259	6,975	—	179	—		—		1,259	7,154	8,413	448	Jul-05
Fred Oaks Rd	VA	5,100	2,067	4,261	—	91	—		—		2,067	4,352	6,419	291	Jul-05
West Broad	VA	5,723	2,305	5,467	—	49	—		—		2,305	5,516	7,821	478	Aug-04
Lakewood	WA	4,600	1,917	5,256	—	89	—		—		1,917	5,345	7,262	254	Feb-06
Lakewood	WA	4,597	1,389	4,780	—	124	—		—		1,389	4,904	6,293	234	Feb-06
Seattle	WA	7,400	2,727	7,241	—	120	—		—		2,727	7,361	10,088	467	Jul-05
Tacoma	WA	—	1,031	3,103	—	63	—		—		1,031	3,166	4,197	153	Feb-06
Miscellaneous other		(122)	849	2,202	—	1,570	—		—		849	3,772	4,621	1,133	
Construction in progress		—	—	—	—	49,945	—		—		—	49,945	49,945	—	
Intangible tenant relationships and lease rights		—	—	38,323	—	—	—		—		—	38,323	38,323	26,976	
		$950,181	$464,072	$1,362,886	$71	$137,283	$481		$ 8,334		$464,624	$1,508,503	$1,973,127	$131,805	

(a) Adjustments relate to the acquistion of joint venture partners interests

(b) Adjustment relates to partial disposition of land

(c) Adjustment relates to complete disposition of land

Extra Space Storage Inc.
Schedule III (Continued)
Real Estate and Accumulated Depreciation
(Dollars in thousands)

Activity in real estate facilities during the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Operating facilities			
Balance at beginning of year	$1,475,674	$1,260,211	$ 723,275
Acquisitions	400,902	189,725	521,510
Improvements	17,679	12,445	3,977
Transfers from construction in progress	30,926	14,096	11,449
Dispositions and other	(1,999)	(803)	—
Balance at end of year	$1,923,182	$1,475,674	$1,260,211
Accumulated depreciation:			
Balance at beginning of year	$ 93,619	$ 58,252	$ 28,339
Depreciation expense	38,186	35,367	29,913
Dispositions and other	—	—	—
Balance at end of year	$ 131,805	$ 93,619	$ 58,252
Construction in progress			
Balance at beginning of year	$ 35,336	$ 10,719	$ 1,963
Current developent	45,764	38,915	22,005
Transfers to operating facilities	(30,926)	(14,096)	(11,449)
Dispositions and other	(229)	(202)	(1,800)
Balance at end of year	$ 49,945	$ 35,336	$ 10,719
Net real estate assets	$1,841,322	$1,417,391	$1,212,678

The aggregate cost of real estate for U.S. federal income tax purposes is $1,923,182

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

(i) Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information required to be disclosed in the reports we file pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rule 13a-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide a reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have a disclosure committee that is responsible for considering the materiality of information and determining the disclosure obligations of the Company on a timely basis. The disclosure committee meets quarterly and reports directly to our Chief Executive Officer and Chief Financial Officer.

We carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(ii) Internal Control over Financial Reporting

(a) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(b) Attestation Report of the Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Extra Space Storage Inc.

We have audited Extra Space Storage Inc. (the "Company")'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2007, and the related consolidated statement of operations, redeemable units and members' and stockholders' equity, and cash flows for the year ended December 31, 2007 of Extra Space Storage Inc. and our report dated February 28, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 28, 2008

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Exchange Act Rule 13a- 15(f)) that occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On October 19, 2007, we entered into a new $100.0 million revolving line of credit (the "Credit Line") that matures October 31, 2010. We intend to use the proceeds of the Credit Line for general corporate purposes. The Credit Line has an interest rate of between 100 and 205 basis points over LIBOR, depending on certain of our financial ratios. The Credit Line is collateralized by mortgages on certain real estate assets. As of December 31, 2007, the Credit Line had approximately $100.0 million of capacity based on the assets collateralizing the Credit Line. No amounts were outstanding on the Credit Line at December 31, 2007.

On December 31, 2007, we entered into a subscription agreement (the "Subscription Agreement") and associated purchase agreements to acquire Extra Space Development ("ESD"), a related party, and its related assets for aggregate consideration of approximately $46.7 million, including approximately $21.5 million of cash and $25.2 million of assumed debt and other liabilities. As part of this transaction, we purchased (1) three wholly-owned properties located in California, Connecticut, and Massachusetts, (2) a 70% ownership interest in a consolidated joint venture that owns one property located in California, (3) a 5% ownership interest in an unconsolidated joint venture that owns five properties located in California, and (4) a 10% ownership interest in an unconsolidated joint venture that owns six properties located in Florida, Illinois, Massachusetts, New York and Rhode Island. The independent members of our board of directors reviewed and approved the acquisition of ESD.

As described in our previous filings with the Securities and Exchange Commission, we had management agreements to manage these self storage properties for ESD in exchange for a 6% management fee. For the year ended December 31, 2007, we received $0.7 million from ESD for property management services in 2007. ESD was owned by third-party individuals as well as by executive officers and directors in the following approximate percentages: Spencer Kirk, President and Director (33%), Kenneth M. Woolley, Chairman and Chief Executive Officer (33%), Richard S. Tanner, Senior Vice President, Development (7%), Kent Christensen, Executive Vice President and Chief Financial Officer (3%), and Charles L. Allen, Executive Vice President and Chief Legal Officer (2%).

The foregoing description of the Credit Line and acquisition of ESD does not purport to be complete and is qualified in its entirety by reference to the complete text of the Credit Line and Subscription Agreement, which are filed as exhibits to this report and incorporated herein by reference.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

As required by Section 303A.12(a) of the NYSE Listed Company Manual, our Chief Executive Officer made his annual certification to the NYSE stating that he was not aware of any violation by our Company of the corporate governance listing standards of the NYSE. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of our public disclosure.

Information required by this item is incorporated by reference to the information set forth under the captions "Item 1—Election of Directors," "Executive Officers," "Information about the Board of Directors and its Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2007.

We have adopted a Code of Business Conduct and Ethics in compliance with rules of the Securities and Exchange Commission that applies to all of our personnel, including our Board of Directors, Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code of Business Conduct and Ethics is available free of charge on the "Investor Info—Corporate Governance" section of our web site at www.extraspace.com. We intend to satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our web site at the address and location specified above.

The Board of Directors has adopted Corporate Governance Guidelines and charters for our Audit Committee and Compensation, Nominating and Governance Committee, each of which is posted on our website at the address and location specified above. Investors may obtain a free copy of the Code of Business Conduct and Ethics, the Corporate Governance Guidelines and the committee charters by contacting the Investor Relations Department at 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121, Attn: James Overturf or by telephoning (801) 562-5556.

Item 11. Executive Compensation

Information with respect to executive compensation is incorporated by reference to the information set forth under the caption "Executive Compensation" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the captions "Voting—Principal Stockholders," "Security Ownership of Directors and Officers" and "Equity Compensation Plan Information" in our definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to certain relationships and related transactions is incorporated by reference to the information set forth under the captions "Information about the Board of Directors and its Committees" and "Certain Relationships and Related Transactions" in our Proxy Statement to

be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2007.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accountant fees and services is incorporated by reference to the information set forth under the caption "Item 2. Ratification of Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after December 31, 2007.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) and (2). All Financial Statements and Financial Statement Schedules filed as part of this Annual Report on 10-K are included in Item 8—"Financial Statements and Supplementary Data" of this Annual Report on 10-K and reference is made thereto.

(3) The following documents are filed or incorporated by references as exhibits to this report:

Exhibit Number	Description
2.1	Purchase and Sale Agreement, dated May 5, 2005 by and among Security Capital Self Storage Incorporated, as seller and Extra Space Storage LLC, PRISA Self Storage LLC, PRISA II Self Storage LLC, PRISA III Self Storage LLC, VRS Self Storage LLC, WCOT Self Storage LLC and Extra Space Storage LP, as purchaser parties and The Prudential Insurance Company of America (incorporated by reference from Exhibit 2.1 of Form 8-K filed on May 11, 2005).
3.1	Amended and Restated Articles of Incorporation of Extra Space Storage Inc.(1)
3.2	Articles of Amendment dated September 28, 2007 (incorporated by reference from Exhibit 3.1 of Form 8-K filed on October 3, 2007).
3.3	Bylaws of Extra Space Storage Inc.(1)
3.4	Second Amended and Restated Agreement of Limited Partnership of Extra Space Storage LP (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 26, 2007).
3.5	Declaration of Trust of ESS Holdings Business Trust I.(1)
3.6	Declaration of Trust of ESS Holdings Business Trust II.(1)
4.1	Junior Subordinated Indenture dated as of July 27, 2005, between Extra Space Storage LP and JPMorgan Chase Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on August 2, 2005).
4.2	Amended and Restated Trust Agreement, dated as of July 27, 2005, among Extra Space Storage LP, as depositor and JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, the Administrative Trustees named therein and the holders of undivided beneficial interest in the assets of ESS Statutory Trust III (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.3	Form of Junior Subordinated Note—included in Exhibit 4.1 hereto (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.4	Form of Trust Preferred Security Certificate—included in Exhibit 4.2 hereto (incorporated by reference from Exhibit 4.2 of Form 8-K filed on August 2, 2005).
4.5	Indenture, dated March 27, 2007 among Extra Space Storage LP, Extra Space Storage Inc. and Wells Fargo Bank, N.A., as trustee, including the form of 3.625% Exchangeable Senior Notes due 2027 and form of guarantee (incorporated by reference from Exhibit 4.1 of Form 8-K filed on March 28, 2007).
10.1	Registration Rights Agreement, by and among Extra Space Storage Inc. and the parties listed on Schedule I thereto.(1)
10.2	License between Centershift Inc. and Extra Space Storage LP.(1)

Exhibit Number	Description
10.3	Loan Agreement, dated as of March 8, 2004, by and between General Electric Capital Corporation and Extra Space Properties Eight LLC.(1)
10.4	Loan Agreement, dated as of March 8, 2004, by and between General Electric Capital Corporation and Extra Space Properties Three LLC.(1)
10.5	Loan Agreement, dated as of March 8, 2004, by and between General Electric Capital Corporation and Extra Space of New Jersey, L.L.C.(1)
10.6	Loan Agreement, dated as of May 4, 2004, by and between Extra Space of Northborough LLC, Extra Space of Whittier LLC, Extra Space of Stockton LLC, Extra Space of Weymouth LLC, and Extra Space of Lynn LLC, and Bank of America, N.A.(1)
10.7	Loan Agreement, dated as of May 4, 2004, by and between Extra Space Properties Ten LLC and Bank of America, N.A.(1)
10.8	Loan Agreement, dated as of May 4, 2004, by and between Extra Space of Raynham LLC, Extra Space of Doylestown LLC, Extra Space of Glen Rock LLC, Extra Space of Fontana One LLC, and Extra Space of Merrimack LLC, and Bank of America, N.A.(1)
10.9	2004 Long-Term Compensation Incentive Plan.(1)
10.10	Extra Space Storage Performance Bonus Plan.(1)
10.11	Employment Agreement, dated July 27, 2004, by and between Extra Space Storage Inc. and Kenneth M. Woolley.(1)
10.12	Employment Agreement, dated July 27, 2004, by and between Extra Space Storage Inc. and Kent W. Christensen.(1)
10.13	Employment Agreement, dated July 27, 2004, by and between Extra Space Storage Inc. and Charles L. Allen.(1)
10.14	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for Employees with employment agreements. (Incorporated by reference from Exhibit 10.14 of Form 10-K filed on March 15, 2005).
10.15	Form of 2004 Long Term Incentive Compensation Plan Option Award Agreement for employees without employment agreements. (Incorporated by reference from Exhibit 10.15 of Form 10-K filed on March 15, 2005).
10.16	Form of 2004 Non-Employee Directors Share Plan Option Award Agreement for Directors. (Incorporated by reference from Exhibit 10.16 of Form 10-K filed on March 15, 2005).
10.17	Joint Venture Agreement, dated June 1, 2004, by and between Extra Space Storage LLC and Prudential Financial, Inc.(1)
10.18	Purchase Agreement, by and between Extra Space Storage LLC and Fidelity Management Trust Company.(1)
10.19	Membership Interest Purchase Agreement, dated April 27, 2004, by and between Extra Space Storage LLC and Strategic Performance Fund-II, Inc.(1)
10.20	Promissory Note dated April 28, 2004 from Extra Space Storage payable to Strategic Performance Fund-II, Inc.(1)
10.21	Purchase and Sale Agreement, by and between Extra Space Storage LLC and Extra Space West One LLC.(1)

Exhibit Number	Description
10.22	Extra Space Storage Non-Employee Director Plan (incorporated by reference from Exhibit 10.22 of Form 10-K/A filed on March 22, 2007).
10.23	Purchase Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).
10.24	Registration Rights Agreement, dated June 20, 2005, among Extra Space Storage Inc. and the investors named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 24, 2005).
10.25	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.26	Purchase Agreement, dated as of July 27, 2005, among Extra Space Storage LP, ESS Statutory Trust III and the Purchaser named therein (incorporated by reference from Exhibit 10.1 of Form 8-K filed on August 2, 2005).
10.27	Purchase and Sale Agreement, dated as of December 8, 2006 between Extra Space Storage LLC (Purchaser) and various limited partnerships affiliated with AAAAA Rent-A-Space (collectively, Sellers) (incorporated by reference from Exhibit 10.27 of Form 10-K filed on February 28, 2007).
10.28	Employment Agreement, dated July 26, 2006, by and between Extra Space Storage Inc. and Karl Haas (incorporated by reference from Exhibit 10.28 of Form 10-K/A filed on March 22, 2007).
10.29	Registration Rights Agreement, dated March 27, 2007, among Extra Space Storage LP, Extra Space Storage Inc., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference from Exhibit 10.1 of Form 8-K filed on March 28, 2007).
10.30	Contribution Agreement, dated June 15, 2007, among Extra Space Storage LP and various limited partnerships affiliated with AAAAA Rent-A-Space (incorporated by reference to Exhibit 10.1 of Form 8-K filed on June 18, 2007).
10.31	Promissory Note, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.2 of Form 8-K filed on June 26, 2007).
10.32	Pledge Agreement, dated June 25, 2007, among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.3 of Form 8-K filed on June 26, 2007).
10.33	Form of Registration Rights Agreement among Extra Space Storage LP, H. James Knuppe and Barbara Knuppe (incorporated by reference to Exhibit 10.4 of Form 8-K filed on June 26, 2007).
10.34	First Amendment to Contribution Agreement and to Agreement Regarding Transfer of Series A Units, dated September 28, 2007, among Extra Space Storage LP, various limited partnerships affiliated with AAAAA Rent-A-Space, H. James Knuppe. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on October 3, 2007).
10.35	2004 Long Term Incentive Compensation Plan Restricted Stock Award Agreement (incorporated by reference from Exhibit 10.2 of Form 10-Q filed on November 7, 2007).

Exhibit Number	Description
10.36	First Amendment to Extra Space Storage Inc. 2004 Long Term Incentive Plan (incorporated by reference from Exhibit 10.3 of Form 10-Q filed on November 7, 2007).
10.37	First Amendment to Extra Space Storage Inc. 2004 Non-Employee Directors' Share Plan (incorporated by reference from Exhibit 10.4 of Form 10-Q filed on November 7, 2007).
10.38	Loan Agreement between ESP Seven Subsidiary LLC as Borrower and General Electric Capital Corporation as Lender, dated October 16, 2007(2)
10.39	Subscription Agreement, dated December 31, 2007, among Extra Space Storage LLC and Extra Space Development, LLC(2)
14.0	Code of Business Conduct and Ethics (incorporated by reference from our Annual Report on Form 10-K filed on March 15, 2005).
21.1	Subsidiaries of the Company(2)
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference from our Registration Statement on Form S-11 (File No. 333-115436 dated August 11, 2004).

(2) Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

EXTRA SPACE STORAGE INC.

By: /s/ KENNETH M. WOOLLEY

Kenneth M. Woolley
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 29, 2008

By: /s/ KENNETH M. WOOLLEY

Kenneth M. Woolley
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: February 29, 2008

By: /s/ KENT W. CHRISTENSEN

Kent W. Christensen
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: February 29, 2008

By: /s/ P. SCOTT STUBBS

P. Scott Stubbs
Senior Vice President Finance and Accounting
(Principal Accounting Officer)

Date: February 29, 2008

By: /s/ SPENCER F. KIRK

Spencer F. Kirk
President and Director

Date: February 29, 2008

By: /s/ JOSEPH D. MARGOLIS

Joseph D. Margolis
Director

Date: February 29, 2008

By: /s/ ROGER B. PORTER

Roger B. Porter
Director

Date: February 29, 2008

By: /s/ K. FRED SKOUSEN

K. Fred Skousen
Director

EXTRA SPACE STORAGE INC.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, UT 84121

April 16, 2008

Dear Fellow Stockholder:

I am pleased to invite you to the 2008 Annual Meeting of Stockholders of Extra Space Storage Inc., which will be held on Wednesday, May 21, 2008, at 11:00 a.m. Mountain Daylight Time at the Grand America Hotel in Salt Lake City, Utah.

You will find more information about the meeting in the attached notice and proxy statement.

We encourage you to vote so that your shares will be represented at the meeting. Information on how you may vote your shares appears on the enclosed proxy card.

Sincerely,

Kenneth M. Woolley
Chairman of the Board and Chief Executive Officer

EXTRA SPACE STORAGE® EST-1977

Notice of 2008 Annual Meeting of Stockholders

Time:	11:00 a.m., Mountain Daylight Time, Wednesday, May 21, 2008
Place:	Grand America Hotel, 555 South Main Street, Salt Lake City, Utah 84111
Record Date:	Stockholders at the close of business on March 31, 2008 are entitled to vote
Matters to be voted upon:	• Election of seven members of the board of directors for terms expiring at the 2009 annual meeting of stockholders and until their successors are duly elected and qualify; • Approval of the Amendment and Restatement of the 2004 Long Term Incentive Compensation Plan; • Ratification of the engagement of Ernst & Young LLP as the Company's independent registered public accounting firm for 2008; and • Any other business properly brought before the meeting or any adjournments or postponements thereof.

Whether you expect to attend the annual meeting, to ensure your representation, please mark, sign, date and return the enclosed proxy card as promptly as possible in the postage prepaid envelope enclosed for that purpose. You may still vote in person if you attend the annual meeting. If you attend the meeting, you may continue to have your shares of common stock voted as instructed in the proxy or you may withdraw your proxy at the meeting and vote your shares of common stock in person.

This notice of meeting and accompanying proxy statement are first being sent to our stockholders on or about April 16, 2008.

Charles L. Allen
Secretary
Salt Lake City, Utah
April 16, 2008

TABLE OF CONTENTS

EXTRA SPACE STORAGE INC.

2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

to be held at 11:00 a.m., Mountain Daylight Time, May 21, 2008
at the Grand America Hotel, 555 South Main Street, Salt Lake City, Utah 84111

We are furnishing this proxy statement to our stockholders in connection with the 2008 annual meeting of stockholders.

Our board of directors is soliciting proxies of our stockholders to vote their shares at the annual meeting. These proxy materials have been prepared by our management for the board of directors. This proxy statement and the accompanying form of proxy are first being sent to our stockholders on or about April 16, 2008.

VOTING

Voting Shares at the Annual Meeting

A stockholder is entitled to vote at the annual meeting if our records show that the stockholder was a stockholder of record as of the close of business on March 31, 2008, the date our board of directors has selected as the record date for this meeting. At that time, a total of 66,437,222 shares of our common stock were outstanding and entitled to vote. Each share of our common stock has one vote. Proxy cards accompanying this proxy statement show the number of shares that each stockholder of record is entitled to vote. Stockholders do not have cumulative voting rights.

Stockholders at the annual meeting will consider the election of directors and the other items listed on the notice of meeting. They may vote in favor of some or all of the nominees for director or may withhold their votes from some or all of the nominees. For all other proposals, they may vote for or against, or they may abstain from voting.

Stockholders may vote in person at the annual meeting, or they may grant a proxy by marking, signing, dating, and returning the proxy cards in the postage paid envelopes provided.

Shares will be voted as the stockholder of record instructs. The persons named as proxies on the proxy card, signed by the stockholder of record, will vote as recommended by our board of directors on any matter for which a stockholder has not given instructions. The board of directors' recommendations appear on page 3.

Revoking a Proxy

Stockholders of record may revoke their proxy and change their votes any time before their votes are cast by:

- giving written notice of revocation to our Corporate Secretary at our address prior to the annual meeting,
- signing and forwarding to us a later dated proxy, or
- attending the annual meeting and voting their shares of common stock in person.

Quorums and Vote Counting

The annual meeting requires a quorum, which means that a majority of the shares issued and outstanding as of the record date must be represented at the meeting. If a stockholder grants a proxy or attends the meeting in person, that stockholder's shares will be counted to determine whether a quorum is present, even if the stockholder abstains from voting on some or all matters introduced at the meeting. "Broker nonvotes" (as described below) also count for quorum purposes.

If shares are held through a broker, bank or other nominee, generally the nominee may vote the shares it holds for the stockholder in accordance with the stockholder's instructions. However, if the nominee has not received instructions within ten days prior to the meeting, the nominee may vote in its discretion only on matters that the New York Stock Exchange (the "NYSE") determines to be routine. If a nominee cannot vote on a particular matter because it is not routine, there is a "broker nonvote" on that matter.

The seven nominees for director who receive the highest vote totals will be elected as directors. All other matters must be approved by a majority of the votes cast by stockholders who are present or represented and entitled to vote at the annual meeting. In addition, the total vote cast on the proposal to approve the amendment and restatement of our 2004 Long Term Incentive Compensation Plan must represent over 50% in interest of all shares of stock entitled to vote on the matter. Abstentions and broker nonvotes are counted as present and entitled to vote, but they are not counted as votes for or against any proposal and therefore have no effect on the outcome of the election of directors, or the proposal to ratify our Audit Committee's selection of our independent registered public accounting firm for 2008. Abstentions and broker nonvotes will also have no effect on the outcome of the proposal to approve the amendment and restatement of our 2004 Long Term Incentive Compensation Plan, unless holders of less than 50% in interest of all shares of stock entitled to vote on the proposal cast votes, in which event they will have the same effect as votes against the proposal.

American Stock Transfer & Trust Company, our transfer agent and registrar, will assist in the distribution of proxy materials and tabulation of votes.

Costs of Soliciting Proxies

We are paying the costs of soliciting proxies. In addition to solicitation by mail, certain of our directors, officers and regular employees may solicit the return of proxies by telephone, facsimile, personal interview or otherwise without being paid additional compensation. We will also reimburse brokerage firms and other persons representing the beneficial owners of our shares for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners in accordance with the proxy solicitation rules and regulations of the Securities and Exchange Commission (the "SEC") and the NYSE.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 21, 2008

This proxy statement and the accompanying annual report for fiscal year 2007 are available at the Company's website *www.extraspace.com* under Investor Relations.

Recommendations of the Board of Directors

FOR the election of the following persons to the board of directors to serve until the 2009 annual meeting and until their successors are duly elected and qualify:

Anthony Fanticola
Hugh W. Horne
Spencer F. Kirk
Joseph D. Margolis
Roger B. Porter
K. Fred Skousen
Kenneth M. Woolley

FOR the approval of the amendment and restatement of the 2004 Long Term Incentive Compensation Plan.

FOR the ratification of our Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2008.

Principal Stockholders

The following table shows the number of shares of our common stock beneficially owned by each person known to us as having beneficial ownership of more than five percent of our common stock based on filings with the SEC that were provided to the Company. The number of shares is as of the close of business on February 15, 2008.

Name	Number of Shares Owned	Percent of Class
Cohen & Steers Capital Management Inc. 280 Park Avenue 10th Floor New York, NY 10017	6,605,000	9.95%
ING Clarion Real Estate Securities 259 North Radnor-Chester Road Suite 205 Radnor, PA 19087	5,850,000	8.81%
Security Capital Research & Management, Inc. 10 South Dearborn Street Suite 1400 Chicago, IL 60603-2300	5,535,000	8.33%
RREEF Real Estate Securities Advisors, L.P. 875 N. Michigan Avenue 41st Floor Chicago, IL 60611	4,287,450	6.46%
Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355-2331	4,200,000	6.32%
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	3,855,000	5.80%

INFORMATION ABOUT THE BOARD OF DIRECTORS AND ITS COMMITTEES

Nominees for Directors

The following table sets forth the name, age and the position(s) with us, if any, currently held by each person nominated as a director:

Name	Age	Title
Anthony Fanticola(2)	65	Director
Hugh W. Horne	63	Director
Spencer F. Kirk	46	President and Director
Joseph D. Margolis(1)	47	Director
Roger B. Porter(1),(2)	61	Director
K. Fred Skousen(1),(2)	65	Director
Kenneth M. Woolley	61	Chairman and Chief Executive Officer

(1) Member of Audit Committee

(2) Member of Compensation, Nominating and Governance Committee

Anthony Fanticola, Member of the Compensation, Nominating and Governance Committee. Anthony Fanticola currently manages his personal portfolio. He formerly served as the owner, Chairman and Chief Executive Officer of A. Fanticola Companies, Inc., Oil Express, Inc. and Lube Pit, Inc. (parent companies of 90 Jiffy Lube stores located in Southern California, Seattle/Tacoma, Washington and Tucson, Arizona). Prior to his involvement with Oil Express, Inc. and Lube Pit, Inc., Mr. Fanticola owned and operated a variety of privately owned businesses and served as Vice President of Vons Food and Drug where he was responsible for overseeing approximately $800 million in sales. He has been a member of our board of directors since August 2004.

Hugh W. Horne has served as President and Chief Executive Officer of Storageworld, L.P. and Storage Spot, Inc. since 1998. For 25 years, Mr. Horne was employed by Public Storage, Inc. where he served in a number of capacities. His primary responsibility was that of President of the Real Estate Development Group responsible for all aspects of development including approximately 750 self-storage properties totaling 45 million square feet, the development of approximately 100 commercial properties totaling six million square feet, and the acquisition of approximately 450 existing self-storage properties totaling 27 million square feet. At Public Storage, Mr. Horne also served as Corporate Secretary and as Vice President of Public Storage Management, Inc., its property management subsidiary. Mr. Horne holds a B.S. in business from Eastern New Mexico University. He has been a member of our board of directors since August 2004.

Spencer F. Kirk was named the Company's President in September 2007 after a three year sabbatical. Prior to that time, he served as Executive Vice President of the Company's predecessor which he joined in June of 1998. Prior to that time, he co-founded and served as Chairman and Chief Executive Officer of Megahertz Corporation. Mr. Kirk holds a B.A. in finance and an M.B.A. from the University of Utah. He has been a member of our board of directors since August 2004.

Joseph D. Margolis, Member of the Audit Committee. Joseph D. Margolis is a co-founding partner of Arsenal Real Estate Funds, a private real estate investment manager. Before forming Arsenal, Mr. Margolis held senior positions for twelve years at Prudential Real Estate Investors in portfolio management, capital markets and as General Counsel, and also served on the management and investment committees. Mr. Margolis is a graduate of Harvard College and Columbia University School of Law. He has been a member of our board of directors since February 2005.

Roger B. Porter, Lead Independent Director, Chairman of the Compensation, Nominating and Governance Committee and a member of the Audit Committee. Roger B. Porter is the IBM Professor of Business and Government and the Master of Dunster House at Harvard University. He also is a Senior Scholar at the Woodrow Wilson International Center for Scholars. Mr. Porter served for more than a decade in various senior economic policy positions in the Ford, Reagan and George H.W. Bush White Houses. Under President George H.W. Bush, Mr. Porter served as Assistant to the President for Economic and Domestic Policy from 1989 to 1993. Mr. Porter is a director of Tenneco, Inc., Pactiv Corporation, Zions Bancorporation and Packaging Corporation of America. Mr. Porter holds a B.A. from Brigham Young University and was selected as a Rhodes Scholar and Woodrow Wilson Fellow, receiving his B.Phil. from Oxford University. He received his M.A. and Ph.D. from Harvard University. He has been a member of our board of directors since August 2004.

K. Fred Skousen, Chairman of the Audit Committee and a member of the Compensation, Nominating and Governance Committee. K. Fred Skousen serves as Advancement Vice President at Brigham Young University. Previously, he was Dean of the Marriott School of Management and Director of the School of Accountancy at Brigham Young University. Mr. Skousen has been a consultant to the Financial Executive Research Foundation, the Controller General of the United States, the Federal Trade Commission and several large companies. Mr. Skousen currently serves on the audit committee and board of directors of Beneficial Financial Group. Mr. Skousen has served as a faculty member at the University of Minnesota, the University of California, Berkeley, and the

University of Missouri, as well as a faculty resident on the staff of the SEC and a faculty fellow at Price Waterhouse and Co. He served as Director of Research and a member of the Executive Committee of the American Accounting Association, is a former member of the American Institute of CPAs and is a former President of the Utah Association of CPAs. Mr. Skousen earned a B.A. from Brigham Young University and an M.A. and Ph.D. from the University of Illinois. He has been a member of our board of directors since August 2004.

Kenneth M. Woolley, Chairman and Chief Executive Officer ("CEO"), is the founder of our Company and has served as our Chairman and Chief Executive Officer since its inception, and was formerly Chief Executive Officer of the Company's predecessor. He directs all strategic planning and oversees the development and acquisition activities for the Company. Mr. Woolley has been involved in the self-storage industry since 1977. He has been directly responsible for developing over 165 properties and acquiring over 625 self-storage properties throughout the United States. Early in his career he was a management consultant with the Boston Consulting Group. From 1979 to 1998, he was an Associate Professor, and later an Adjunct Associate Professor, of Business Administration at Brigham Young University, where he taught undergraduate and MBA classes in Corporate Strategy and Real Estate. Mr. Woolley has also developed more than 7,000 apartment units, and has been the founder of several companies in the retail, electronics, food manufacturing and natural resources industries. Mr. Woolley holds a B.A. in physics from Brigham Young University and an M.B.A. and Ph.D. in business administration from Stanford Graduate School of Business.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines titled "Corporate Governance Guidelines" which are available at *www.extraspace.com* under Investor Relations—Corporate Governance and in print to any stockholder that requests a copy. These principles were adopted by the board of directors to help ensure that the board of directors is independent from management, adequately performs its function as the overseer of management and that the interests of the board of directors and management align with the interests of the stockholders.

Director Independence

In accordance with the NYSE rules, the board of directors affirmatively determines the independence of each director and nominee for election as a director in accordance with the rules as listed on the NYSE website. We have not adopted any additional standards for independence outside those listed by the NYSE. The listing requirements of the NYSE require that a majority of the members of a listed company's board of directors and that all members of its audit committee and compensation, nominating and governance committee be independent. Based on these standards, the board of directors has determined that each of the following non-employee directors is independent and has no relationship with the Company, except as a director and stockholder of the Company:

Anthony Fanticola
Hugh W. Horne
Joseph D. Margolis
Roger B. Porter
K. Fred Skousen

Nomination for Directors

The Compensation, Nominating and Governance Committee is responsible for screening potential director candidates and recommending qualified candidates to the board of directors for nomination. Stockholders' nominations for directors must be made in writing and include the nominee's written

consent to the nomination and sufficient background information on the candidate to enable the committee to assess his or her qualifications. Nominations should be addressed to the Company's Corporate Secretary at the following address:

Extra Space Storage Inc., Attn: Corporate Secretary
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

Qualifications

The board of directors has developed criteria that are designed to describe the qualities and characteristics desirable for the board of directors as a whole.

The criteria are reviewed annually by the Compensation, Nominating and Governance Committee and the board of directors. In general, they require that each director:

- is committed to enhancing long-term stockholder value and possesses a high level of personal and professional ethics;
- has sound business judgment and integrity;
- has financial literacy or other business or professional experience relevant to understanding our business;
- has the ability to think and act independently; and
- has demonstrated the capacity to work constructively with others.

Communications with the Board and its Committees

Any stockholder or other interested parties may communicate with the board of directors, the independent board members, the chairman, any of the board of directors committees, or one or more of its individual members, by directing correspondence to any of them in care of the Corporate Secretary, Extra Space Storage Inc., 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121 or by referring to the "Stockholder Communication Policy" at *www.extraspace.com* under Investor Relations—Corporate Governance.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics (the "Code") outlines the principles of conduct and ethics to be followed by our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The purpose of the Code is to:

- promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- promote avoidance of conflicts of interest, including disclosure to an appropriate person or committee of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
- promote full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by the Company;
- promote compliance with applicable governmental laws, rules and regulations;
- promote the prompt internal reporting to an appropriate person or committee of violations of the Code;
- promote accountability for adherence to the Code;

- provide guidance to employees, officers and directors to help them recognize and deal with ethical issues; and
- provide mechanisms to report unethical conduct and help foster our longstanding culture of honesty and accountability.

A copy of the Code has been provided to, and signed by, each of our directors, officers and employees. A copy of our Code may be found on our website at *www.extraspace.com* under Investor Relations—Corporate Governance and will be provided in print to any stockholder that requests a copy.

Whistleblowing and Whistleblower Protection Policy

The Audit Committee has established procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters. If you wish to contact the Audit Committee to report complaints or concerns relating to the financial reporting of the Company, you may do so by (i) calling the Compliance Hotline at 1-800-637-9894, (ii) emailing the Company's Compliance Email Box at whistleblower@extraspace.com, or (iii) delivering the report via regular mail, which may be mailed anonymously, to the Audit Committee, c/o Extra Space Storage Inc., 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, Utah 84121.

MEETINGS AND COMMITTEES OF THE BOARD

Attendance at Meetings of the Board and its Committees

The board of directors holds at least four regularly scheduled meetings per year and additional special meetings as necessary. Each director is expected to attend scheduled and special meetings, unless unusual circumstances make attendance impractical. The board of directors may also take action from time to time by written or electronic consent. For the year ended December 31, 2007, the board of directors conducted a total of 12 meetings. Each director attended at least 75% of the meetings of the board of directors and of any committees on which he served during this period.

Meetings of Non-Management Directors

The non-management directors hold regularly scheduled meetings in executive session, without the presence of management. The board of directors chooses a lead independent director to chair the meetings of the non-management directors. Roger B. Porter currently serves as the lead independent director. Stockholders wishing to communicate directly with Mr. Porter or the non-management directors may send correspondence addressed in care of:

Corporate Secretary
Extra Space Storage Inc.
2795 East Cottonwood Parkway, Suite 400
Salt Lake City, Utah 84121

Committees of the Board of Directors

The board of directors has two committees. The committees on which each director serves are listed in the biographical information for the directors above.

Audit Committee

The Audit Committee has direct responsibility for the appointment, compensation, retention and oversight of the independent auditors for the Company, and sole authority to establish pre-approval policies and procedures for audit and non-audit engagements with the independent auditors. The Audit Committee also oversees the operation of a comprehensive system of internal controls designed to ensure the integrity of our financial statements and reports and compliance with laws, regulations and corporate policies. Additionally, the Audit Committee oversees the independent auditor's qualifications, performance and independence; monitors communications with the independent auditor; and monitors the performance of the internal audit function at the Company. A copy of the Audit Committee's charter is available at the Company's website *www.extraspace.com* under Investor Relations—Corporate Governance and in print to any stockholder that requests a copy.

In accordance with the rules of the NYSE, the board of directors has determined that each of the current members of the Audit Committee is independent as defined by the Audit Committee's charter and Sections 303.01(B)(2)(a) and (3) of the NYSE Listing Standards.

The board of directors has determined that Mr. Skousen, is an "audit committee financial expert," as defined in the SEC's Regulation S-K, Item 407(d)(5).

Report of the Audit Committee

The Audit Committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company, as well as the Company's compliance with corporate policies, legal and regulatory requirements, including the Sarbanes-Oxley Act of 2002. During fiscal 2007, the Audit Committee met 12 times, and discussed with the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), controller, internal auditors and independent registered public accounting firm (external auditors), the SEC filings that contained financial information, prior to their public release. The Audit Committee's meetings include, whenever appropriate, executive sessions with the Company's independent registered public accountants and with the Company's internal auditors, in each case without the presence of the Company's management.

In discharging its oversight responsibility, the Audit Committee received from the external auditors a formal written statement describing all relationships between the external auditors and the Company that might bear on the external auditors' independence and discussed with the external auditors their independence and any relationships that may impact their objectivity and independence. The Audit Committee also discussed with management, the internal auditors and the external auditors the quality and adequacy of the Company's internal controls and the internal audit function's organization and responsibilities. The Audit Committee reviewed both with the external and internal auditors their audit plans, audit scope and identification of audit risks.

In carrying out its responsibilities, the Audit Committee, among other things:

- monitors preparation of quarterly and annual financial reports by the Company's management;
- supervises the relationship between the Company and its independent registered public accountants, including: having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accountants;
- oversees management's implementation and maintenance of effective systems of internal and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Company's internal auditing program; and

- reviews, approves and/or ratifies related party transactions for which such approval is required under applicable law, including SEC and NYSE rules.

During fiscal 2007, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with U.S. generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, as amended, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with Ernst & Young LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Ernst & Young LLP to the Audit Committee pursuant to *Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees)*.

In addition, the Audit Committee reviewed key initiatives and programs aimed at strengthening the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Audit Committee met privately with the Company's head of Internal Audit and continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing internal audit department staffing levels and steps taken to implement recommended improvements in internal procedures and controls. The Audit Committee conducted a performance self-evaluation for review with the board of directors that included a comparison of the performance of the Audit Committee with the requirements of its Charter.

As set forth in the Audit Committee's Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The internal auditors are responsible for independently assessing such financial statements, principles and policies and internal controls and procedures as well as monitoring management's follow-up to any internal audit reports. The external auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements, reviews of the Company's quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q, and annually auditing the effectiveness of the Company's internal controls over financial reporting and other procedures. The members of the Audit Committee are not full-time employees of the Company and are not performing the functions of auditors or accountants. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards.

Taking all of these reviews and discussions into account, the undersigned Committee members recommended to the board of directors that the board of directors approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, for filing with the SEC.

Submitted by the Audit Committee,

K. Fred Skousen (Chairman)
Roger B. Porter
Joseph D. Margolis

Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee (C/N/G Committee) operates under a written charter adopted by the board of directors. A copy is posted on the Company's website at

www.extraspace.com under Investor Relations—Corporate Governance is available and in print to any stockholder that requests a copy. The C/N/G Committee assesses the adequacy of the Committee's charter annually. The charter, which reflects the standards set forth in the SEC and NYSE rules and regulations, identifies the C/N/G Committee's primary duties and responsibilities as follows:

- set corporate governance principles;
- adopt a code of ethics;
- adopt policies with respect to and to resolve conflicts of interest;
- monitor the Company's compliance with corporate governance requirements of federal and state law and the rules and regulations of the NYSE;
- review and determine the desirable balance of experience, qualifications and expertise among members of the board of directors;
- review possible candidates for membership on the board of directors (including nominations proposed by stockholders) and recommend a slate of nominees for election as directors at the Company's Annual Meeting of Stockholders;
- review the function and composition of the committees of the board of directors and recommend membership on such committees;
- oversee the board of directors' evaluation of itself and its committees;
- examine periodically the philosophy and structure of the Company's compensation programs; and
- oversee and act on behalf of the board of directors with respect to the benefit and compensation plans of the Company.

During 2007, the committee held five meetings. In performing its duties, the C/N/G Committee has the authority to take such action as it deems appropriate to implement the purposes of the C/N/G Committee. The C/N/G Committee may retain legal, accounting or other consultants, and meet in separate executive sessions with the Company's management, employees, and its compensation consultant.

The C/N/G Committee has retained Mercer as a compensation consultant to advise the C/N/G Committee in connection with matters pertaining to executive compensation, including advising as to market levels and practices, plan design and implementation, and best practices and governance principles.

Compensation, Nominating and Governance Committee Interlocks and Insider Participation

All members of the C/N/G Committee are independent Non-Management Directors. During 2007, none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the board of directors of the Company or on the C/N/G Committee of the board of directors. No member of the C/N/G Committee has ever been an officer or employee of the Company or any of its subsidiaries.

Policy Regarding Board Attendance at Stockholders Meetings

We encourage attendance at stockholders meetings by members of the board of directors and senior executives so that stockholders will have the opportunity to meet and question a representative group of our directors and senior executives. All seven of our directors attended the 2007 annual meeting of stockholders.

DIRECTOR COMPENSATION

During 2007, all outside directors not employed by Extra Space Storage Inc. received director's fees of $30,000 per year and $2,500 per board meeting attended in person, $500 per committee meeting attended in person and $500 per teleconference board or committee meeting attended. Directors who served as the chair of the Audit Committee and the C/N/G Committee received additional annual compensation of $20,000 and $10,000, respectively. The lead independent director received additional annual compensation of $5,000. All non-employee directors also received an annual grant of 2,000 shares of common stock under the 2004 Non-Employee Director Plan. The following table sets forth the compensation paid to the Company's non-employee directors in 2007:

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)	All other compensation ($)	Total ($)
Anthony Fanticola	$ 47,000	$ 28,700	$ —	$ —	$ 75,700
Hugh W. Horne	45,000	28,700	—	—	73,700
Spencer F. Kirk(2)	32,500	28,700	—	—	61,200
Joseph D. Margolis	50,500	28,700	—	—	79,200
Roger B. Porter	67,500	28,700	—	—	96,200
K. Fred Skousen	73,500	28,700	—	—	102,200
Total	$316,000	$172,200	$ —	$ —	$488,200

(1) Each non-employee director received 2,000 shares of common stock on August 1, 2007 valued at $14.35 per share. Dollar amounts represent the SFAS No. 123 (revised 2004) "Shared-Based Payment" ("SFAS 123R") amounts as reported in the Company's notes to the financial statements in its 2007 Form 10-K filed with the SEC.

(2) Fees paid prior to becoming the Company's President in September 2007.

EXECUTIVE OFFICERS

Information for Kenneth M. Woolley and Spencer F. Kirk is contained above under the heading "Information about the Board of Directors and its Committees—Nominees for Directors." Information with regard to our other executive officers is set forth below. All of our executive officers are elected as officers at the annual organizational meeting of the board of directors held following each annual meeting of stockholders.

Kent W. Christensen, 48, has served as our Executive Vice President and Chief Financial Officer since November 2006, was our Senior Vice President and Chief Financial Officer from 2004 to 2006 and was the Chief Financial Officer of our predecessor from 1998 to 2004. Prior to joining our predecessor, Mr. Christensen was the Chief Financial Officer of Source One Management for ten years, where he designed and installed financial and accounting systems. Prior to his time at Source One, he worked at KPMG Peat Marwick. Mr. Christensen holds a B.S. and a Masters in Accounting from Utah State University.

Charles L. Allen, 58, has served as our Executive Vice President, Chief Legal Officer ("CLO") and Secretary since November 2006 and was our Senior Vice President, Chief Legal Officer and Secretary from 2004 to 2006. He was the General Counsel of our predecessor from 1998 to 2002. From 2002 to 2003, he served as Senior Vice President of Development. He coordinates and supervises all acquisition, development and corporate matters nationwide. Prior to joining our predecessor, Mr. Allen was a Senior Managing Partner at Allen, Nelson, Hardy & Evans and Associate General Counsel for Megahertz Corporation until it was acquired by US Robotics/3 Com Corporation. Mr. Allen holds a

B.S. in accounting from Brigham Young University and a J.D. from the J. Reuben Clark Law School of Brigham Young University.

Karl Haas, 56, has served as our Executive Vice President of Operations and Chief Operating Officer ("COO") since November 2006 and was our Senior Vice President of from the acquisition of Storage USA in July 2005 to 2006. Prior to the acquisition of Storage USA, Mr. Haas was the Executive Vice President of Management for Storage USA from 1994 to July 2005. He was Executive Vice President of Storage USA Management Corp. from 1988 to 1991. During 1991, Mr. Haas became Storage USA Management Corp.'s President and Chief Operating Officer. Mr. Haas received his B.S. in business administration, with an emphasis in accounting, from the University of Maryland at College Park. Mr. Haas worked for Arthur Young & Co. for ten years, leaving in 1983 as an Audit Principal. In 1983, Mr. Haas joined a local Baltimore, Maryland real estate developer/entrepreneur. From 1983 through 1988, he fulfilled various roles, including accounting, finance and management of various real estate management and other operating businesses.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The Company's executive compensation philosophy, policies, and program are under the supervision of the Compensation Nominating and Governance Committee of the board (referred to in this Compensation Discussion and Analysis as the "Committee"). The Committee is composed entirely of independent board members. A description of the composition, authority, and responsibilities of the committee are found in "Corporate Governance—Committees of the Board of Directors."

The Committee's primary responsibilities with respect to compensation are to:

- establish the Company's total compensation philosophy, and ensure that the compensation programs of the Company reflect that philosophy;
- establish the compensation of the CEO;
- review and approve the CEO's compensation recommendations with respect to other executives;
- monitor awards under the Company's equity compensation plans; and
- report routinely to the board in executive sessions.

General Philosophy

The philosophy underlying our executive compensation policies is to align management's incentives with the long-term interests of stockholders and to be competitive with comparable employers. Accordingly, we have structured the executive compensation program to:

- reinforce a results-oriented culture with executive pay that reflects Company and individual performance against business objectives and high ethical standards;
- provide compensation that attracts, retains and motivates key executives;
- emphasize variable performance-based compensation, commensurate with an executive's increasing responsibilities; and
- align the interests of stockholders and the Company's executives by implementing compensation programs that provide for acquiring and retaining significant equity interests in the Company by senior executives.

Each named executive officer's total compensation is comprised of the following elements designed to complement each other:

- base salary
- annual incentive bonus
- long term incentives through stock options and restricted stock; and
- other benefits typically offered to executives by major U.S. corporations.

Setting Executive Compensation

In order to ensure the fulfillment of the general philosophy as outlined above and to assist in establishing the Company's aggregate level of compensation, the Committee engages a nationally recognized compensation consulting firm, Mercer, that reports directly to the Committee to maintain its independence.

Working with the consultant, the Committee developed a list of eleven comparable companies, all REITs, that are similar to the Company in enterprise value, number of employees, number of properties, and total revenue. The Committee also took into consideration such elements as joint venture properties and unconsolidated revenues. The companies used in the comparator group are:

- AvalonBay Communities, Inc.
- Camden Property Trust
- Colonial Properties Trust
- Equity Lifestyle Properties, Inc.
- Essex Property Trust, Inc.
- First Industrial Realty Trust
- Home Properties
- Mid-America Apartment Communities, Inc.
- Sovran Self Storage, Inc.
- U-Store-It Trust
- UDR, Inc.

The group included two direct competitors, Sovran Self Storage, Inc. and U-Store-It Trust. The remaining companies represent publicly traded REITs with market capitalizations comparable to Extra Space and that generally recruit individuals to fill senior management positions who are similar in skills and background of those recruited by the Company. We also consider historical compensation levels and the relative compensation levels among the Company's senior executive officers as well as other industry conditions and the overall effectiveness of our compensation program.

The Committee attempts to design programs that deliver total compensation for executives that approximates the 50th percentile (size adjusted) of the comparator group for the achievement of "at target" performance. Actual payouts may be substantially above or below the 50th percentile depending on actual performance compared to the target and based on individual performance related goals.

Management's Role in the Compensation-Setting Process

For the CEO, the consulting firm provides market data regarding salary, annual cash incentive award targets, and long-term incentive compensation awards, and provides advice directly to the Committee as it makes decisions with respect to compensation.

For the other executives, the CEO provides the initial recommendations regarding salary, annual cash incentive awards and other long-term incentive compensation awards. His recommendations are based on his evaluation of each senior executive's performance against business performance targets and objectives. The Committee reviews these recommendations in light of the market data prepared by the consulting firm. For other forms of compensation and benefits, management generally makes initial recommendations that are considered by the Committee.

The following describes each element of our executive compensation program, along with a discussion of the decisions taken by the Committee with respect to that aspect of compensation for 2007.

Base Salary

Base salary is a critical element of executive compensation as it provides executives with assured monthly cash compensation. In determining base salaries, we consider a number of factors including the executive's qualifications and experience, scope of responsibility, the goals and objectives established for the executive, the executive's past performance, the salaries paid to the position within the compensation peer group, and the relative position of base salaries among executives.

Annual Incentive Bonus

The annual incentive bonus provides senior executives an opportunity annually to earn a cash bonus for achieving specified performance based goals for the fiscal year. These performance based goals are tied half to their performance relative to specified individual goals and half to the financial operating performance of the Company.

The financial performance goals set for 2007 specifically related to the Company's achievement of a specific Funds From Operations ("FFO") target. The portion of bonus based on FFO could incrementally increase or decrease based on meeting, exceeding, or failing to meet the FFO target.

The Company 2007 FFO performance of $1.10, excluding the effect of auction rate securities, resulted in the payment of 110% of the portion of the bonus related to the achievement of the FFO goal.

The CEO and CLO were paid the full 50% of their bonus related to individual performance related goals, and the CFO and COO were paid at 223% and 168% of the bonus related to individual personal goals, respectively. The additional amounts paid to the CFO and the COO reflected their outstanding performance of achieving difficult objectives in a challenging environment, including the following:

- successful financings completed at favorable terms;
- properties acquired at attractive capitalization rates;
- industry leading same-store performance;
- industry leading FFO growth; and
- successful cost containment at same-store properties.

Long Term Incentives

The Long Term Incentive Program allows for awards of stock options and grants of restricted stock under the Company's 2004 Long Term Incentive Compensation Plan. The goals of the Company's equity awards are to: (1) align the interests of each executive officer with those of our stockholders by providing each individual with a significant incentive to manage the Company from the perspective of a stockholder with an equity stake in the business, and (2) encourage long-term retention of key employees by virtue of vesting conditions imposed on typical equity awards. Employees must remain employed by the Company for a fixed period of time in order for the equity awards to vest fully. Typically, option awards and grants of restricted stock vest over a four-year period at the rate of 25% per year and the options have a term of ten years. Vesting ceases upon termination of employment and unvested options and grants of restricted stock are cancelled upon termination of employment. The right to exercise vested options ceases 90 days after termination of employment, except that in the case of death, disability or retirement, the exercise period extends until one year after such termination of employment. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

In February 2007, as part of the total compensation package, grants of both stock options and restricted stock were given to the named executive officers. In September 2007, Mr. Kirk received an option grant upon joining the Company as President.

In February 2008, grants of both stock options and restricted stock were given to the named executive officers as part of their 2008 annual compensation package reflecting data gathered as part of the comparator group survey. The restricted stock grant given to the CFO had 25% vest immediately upon grant and the remaining 75% will vest over four years. This accelerated vesting was intended to act as a discretionary stock bonus for his performance in 2007.

Until the second quarter of 2007, the exercise price of our stock options was based on the five day average of our stock price prior to the date of grant. Accordingly, we amended the 2004 Long Term Incentive Compensation Plan to provide that the exercise price of our stock option grants would be set based on the closing price of our common stock on the date of grant. Stock option awards and grants of restricted shares are discussed and reviewed at regularly scheduled meetings of the Committee. By taking such actions at regularly scheduled meetings, the Committee seeks to avoid even the possibility that there could be an appearance that the grant timing was manipulated to affect the value of the awards. We do not have any program, plan or practice to coordinate stock option grants with the release by us of material non-public information or any other investor relations activities.

Employee Benefits and Other

In order to attract, retain and pay market levels of compensation, we provide our named executive officers and other employees the following benefits and perquisites.

Medical Insurance. The Company makes available to each named executive officer and their spouses and children such health, dental and vision insurance coverage as the Company may from time to time make available to its other corporate employees. A portion of the insurance coverage is paid by the Company.

Life Insurance. The Company provides each named executive officer such life insurance as the Company may from time to time make available to its other corporate employees.

Relocation Costs. Due to the Storage USA acquisition in 2005, it was necessary for certain employees to relocate to Salt Lake City, Utah. Relocations costs were paid by the Company for such moves.

Pension Benefits. We do not provide defined benefit pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) defined contribution plan. The Company currently matches 100% of the first three percent of an employee's compensation contributed by each employee to our 401(k) plan and then 50% of the next two percent of an employee's compensation contributed.

Nonqualified Deferred Compensation. We have not established any nonqualified defined contribution or other deferred compensation plans.

Post-Termination Benefit. We believe that reasonable severance benefits for our named executive officers are important because it may be difficult for our named executive officers to find comparable employment within a short period of time following certain qualifying terminations. Accordingly, the employment agreements we have entered into with our named executive officers provide for severance benefits in specified circumstances.

Other. We limit the perquisites that we make available to our executive officers, particularly in light of the potential for abuse associated with such perquisites. Our executives are entitled to few benefits that are not otherwise available to all of our employees. The aggregate value of these other benefits was less than $10,000 for each executive officer in the last fiscal year.

Policy Regarding Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the company's chief executive officer and four other most highly paid executive officers. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. The Company's CEO, CFO, and CLO are employed by our operating partnership Extra Space Storage LP and not by Extra Space Storage Inc. their compensation is not subject to the deduction limits of Section 162(m).

However, if our CEO, CFO, and CLO were paid by Extra Space Storage Inc. and including our President and COO, the non-performance based compensation paid in cash to our named executive officers in 2007 did not exceed the $1 million limit per officer, and the Committee does not anticipate that the non-performance based compensation to be paid in cash to our executive officers for 2008 will exceed that limit. In addition, our equity incentive plan has been structured so that any compensation paid in connection with the exercise of option grants under that plan, with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation. Restricted stock, which vests solely over time, will not qualify as performance based compensation.

Compensation Committee Report

The Committee has reviewed and discussed the Compensation Discussion and Analysis with the Company's management and, based on our review and discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation, Nominating and Governance Committee

Roger B. Porter, Chairman
K. Fred Skousen
Anthony Fanticola

Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation earned during the years ended December 31, 2007 and 2006 by our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer. We refer to these executive officers throughout this proxy statement as our named executive officers.

Name and principal position	Year	Salary	Non-equity incentive plan compensation (1)	Stock awards (2)	Option awards (2)	All other compensation (5)	Total
Kenneth M. Woolley .	2007	$400,000	$420,000	$ 63,897	$99,838	$ 33,369	$1,017,104
Chairman and Chief Executive Officer	2006	311,000	233,250	—	42,011	13,665	599,926
Spencer F. Kirk	2007(3)	111,530	—	—	8,022	1,843	121,395
President	2006(3)	—	—	—	—	—	—
Kent W. Christensen .	2007	325,000	325,000	261,748(4)	56,050	30,348	998,146
Chief Financial Officer	2006	255,000	127,500	—	27,136	18,846	428,482
Charles L. Allen	2007	275,000	173,250	21,299	32,095	20,901	522,545
Chief Legal Officer	2006	233,000	116,500	—	17,638	14,461	381,599
Karl Haas	2007	300,000	250,000	240,671	51,716	56,242	898,629
Chief Operating Officer	2006	260,000	117,000	203,350	37,259	229,734	847,343

(1) Represents amounts earned under the Company's 2007 and 2006 annual incentive plans.

(2) Represents FAS 123R expense amounts as reported in the Company's notes to the Financial Statements in its 2007 and 2006 form 10-K filed with the SEC.

(3) Spencer F. Kirk assumed his full time role as President in September 2007. Prior to that time he served as a director of the Company.

(4) Includes immediate vesting of 15,000 shares that were granted on on February 13, 2008 that related to 2007 performance.

(5) All other compensation in 2007 and 2006 includes:

Name		Defined contribution plans(a)	Group term life insurance premiums	Other medical insurance	Relocation expense(b)	Dividends on restricted stock	Total other compensation
Kenneth M. Woolley . . .	2007	$11,922	$459	$10,413	$ —	$10,575	$ 33,369
	2006	4,219	324	9,122	—	—	13,665
Spencer F. Kirk	2007	—	108	1,735	—	—	1,843
	2006	—	—	—	—	—	—
Kent W. Christensen . . .	2007	12,494	391	10,413	—	7,050	30,348
	2006	9,400	324	9,122	—	—	18,846
Charles L. Allen	2007	6,602	361	10,413	—	3,525	20,901
	2006	5,080	259	9,122	—	—	14,461
Karl Haas	2007	6,942	562	10,413	—	38,325	56,242
	2006	8,210	562	9,122	172,027	39,813	229,734

(a) Represents matching contributions made by the Company to the 401(k) plan. Currently, the rate of match is 100% of the first three percent contributed and then 50% of the next two percent contributed.

(b) Due to the Storage USA acquisition in 2005, it was necessary for certain employees to relocate to Salt Lake City, Utah. Relocations costs were paid by the Company for such moves.

Grants of Plan-Based Awards

Name	Grant date	Estimated future payouts under non-equity incentive plan awards: Threshold	Target(1)	Maximum(1)	All other stock awards: number of shares of stock or units(2)	All other option awards: number of securities underlying options	Exercise or base price of option awards ($/Share)	Grant date fair value of option awards
Kenneth M. Woolley	2/21/2007	—	$200,000	$300,000	15,000	100,000(3)	$19.91	$2.70
Spencer F. Kirk	9/6/2007	—	131,250	196,875	—	75,000(4)	15.07	1.35
Kent W. Christensen	2/21/2007	—	157,500	236,250	10,000	50,000(3)	19.91	2.70
Charles L. Allen	2/21/2007	—	87,000	130,500	5,000	25,000(3)	19.91	2.70
Karl Haas	2/21/2007	—	118,125	177,188	—	25,000(3)	19.91	2.70

(1) Amounts relate to the 50% of the annual incentive bonus that is tied to the FFO target as described in the annual incentive bonus above.

(2) Grants of restricted stock awards under the 2004 Long Term Incentive Compensation Plan ("Incentive Plan") related to the 2007 total compensation package for the named executive officers. The shares have dividend and voting rights and vest ratably over four years.

(3) Grants of stock options under the Incentive Plan related to the 2007 total compensation package for the named executive officers. The options vest ratably over four years. The option exercise price was determined using the 5 day average closing stock price prior to the date of the grant.

(4) Mr. Kirk received 75,000 stock options upon his hiring as President. The options vest ratably over four years. The option exercise price was the closing stock price on the date of grant.

Options Exercised and Stock Vested

Name	Option Awards: Number of shares acquired on exercise	Option Awards: Value realized on exercise	Stock Awards: Number of shares acquired on vesting	Stock Awards: Value realized on vesting
Kenneth M. Woolley	—	$ —	—	$ —
Spencer F. Kirk	—	—	—	—
Kent W. Christensen	—	—	—	—
Charles L. Allen	—	—	—	—
Karl Haas	—	—	15,000	239,000

2007 Outstanding Equity Awards at Fiscal Year-end

Name	Option awards: Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable(1)	Option exercise price	Option expiration date	Stock awards: Equity incentive plan awards: Number of unearned shares that have not vested(2)	Equity incentive plan awards: Market value of unearned shares that have not vested(3)
Kenneth M. Woolley	112,500	37,500	$12.50	8/12/2014	15,000	$214,350
	—	100,000	19.91	2/21/2017		
Spencer F. Kirk	—	75,000	15.07	9/6/2017	—	—
Kent W. Christensen	75,000	25,000	12.50	8/12/2014	10,000	142,900
	—	50,000	19.91	2/21/2017		
Charles L. Allen	48,750	16,250	12.50	8/12/2014	5,000	71,450
	—	25,000	19.91	2/21/2017		
Karl Haas	50,000	50,000	15.53	7/14/2015	32,500	464,425
	—	25,000	19.91	2/21/2017		

(1) Stock options vest ratably over four years from the date of grant which is 10 years prior to the expiration date.

(2) Vesting of the restricted stock grants are as follows: Mr. Woolley, Mr. Christensen, and Mr. Allen's shares vest ratably over four years from the date of grant of February 21, 2007. Mr. Haas's 32,500 shares vest as follows: 25,000 shares vest half on July 14, 2008 with the remainder vesting on July 14, 2009; 7,500 shares vest ratably over the remaining three years on December 16, 2008, 2009, and 2010.

(3) Market value at year-end is based on the closing trading price of our stock on December 31, 2007, which was $14.29.

Employment Agreements with Executive Officers

We have entered into employment agreements with Messrs. Kenneth M. Woolley, Kent W. Christensen, Charles L. Allen and Karl Haas. The employment agreements provide for Mr. Woolley to serve as our Chairman and Chief Executive Officer, Mr. Christensen to serve as our Executive Vice President and Chief Financial Officer, Mr. Allen to serve as our Executive Vice President and Chief Legal Officer, and Mr. Haas to serve as our Executive Vice President and Chief Operating Officer. These employment agreements require the executives to devote substantially all of their business attention and time to the Company's affairs, with certain specified exceptions. Spencer F. Kirk, President, currently does not have an employment agreement with the Company.

The employment agreements each have a term of three years with automatic one year renewals unless at least ninety days notice of non-renewal is given. The agreements for Mr. Woolley, Mr. Christensen and Mr. Allen commenced on August 17, 2004, while the agreement with Mr. Haas commenced on July 14, 2005.

The employment agreements provide for:

- an annual base salary, subject to increase by the Company's board of directors in its sole discretion;
- eligibility for annual bonuses;
- eligibility for participation in the Company's 2004 Long Term Stock Incentive Compensation Plan; and
- participation in all of the employee benefit plans and arrangements made available by us to the Company's similarly situated executives.

Messrs. Woolley's, Christensen's, Allen's and Haas's employment agreements provide that, if their employment is terminated by us without "cause" or by Messrs. Woolley, Christensen, Allen, and Haas for "good reason" (each as defined in their employment agreements), they will be entitled to the following severance payments and benefits to be paid within 30 days of the end of employment: (1) two years of annual base salary and two times the average of the two previous annual bonuses, (2) annual salary and other benefits earned and accrued under the applicable employment agreement prior to the termination of employment, (3) two year continuation of health benefits and (4) acceleration of vesting of incentive compensation and any non-qualified pension or deferred compensation benefits.

Upon the termination of an executive officer's employment either by us for "cause" or by Messrs. Woolley, Christensen, Allen, or Haas without "good reason" during the term, such executive officer will be entitled to receive his annual salary and bonus earned and accrued through the date of termination of the executive officer's employment.

Messrs. Woolley's, Christensen's and Allen's employment agreements also provide for payment of any annual salary or other benefits earned and accrued in the event of their death or "disability" (as defined in the employment agreement), to the executive, or his estate or beneficiaries, and payment of applicable life insurance and long term disability benefits.

As part of their employment agreements, Messrs. Woolley, Christensen, Allen and Haas have entered into a non-competition period that will extend for one year after termination by the employee or by us.

The following table sets forth the value of the amount that would have been received by or paid on behalf of our named executive officers for change of control or termination within the terms of the employment agreements as of December 31, 2007:

Name	Base Salary	Bonus	Value of Acceleration of Equity Awards(1)	Accrued Benefits(2)	Health Benefits(3)	Accrued Other(4)	Total
Kenneth M. Woolley	$800,000	$653,250	$281,475	$ 642	$20,825	$16,667	$1,772,859
Spencer F. Kirk	—	—	—	4,217	—	14,583	18,800
Kent W. Christensen	650,000	452,500	187,650	18,488	20,825	13,542	1,343,005
Charles L. Allen	550,000	289,750	100,538	15,644	20,825	11,458	988,215
Karl Haas	600,000	367,000	464,425	18,472	20,825	12,500	1,483,222

(1) Represents the value of the acceleration of the unvested stock options using the difference between the exercise price and stock price of $14.29 at December 31, 2007 and the value of the acceleration of the unvested restricted stock awards using the stock price of $14.29 at December 31, 2007. Options with an excercise price greater than the stock price of $14.29 at December 31, 2007 have been excluded from this calculation.

(2) Represents the amount of accrued vacation at December 31, 2007.

(3) Represents the value of health benefits to be paid on behalf the executive for the two years after termination.

(4) Represents the accrued salary that would be paid out assuming a termination date of December 31, 2007.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

The following table sets forth the beneficial ownership of our common stock, as of the close of business on February 15, 2008 of:

- each of our directors and nominees for director;
- each named executive officer noted above; and
- our directors and executive officers as a group.

The address for each named person is c/o Extra Space Storage Inc., 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, UT 84121. We are not aware of any pledge of our common stock by any of our executive officers or directors, or of any pledge of our common stock that could result in a change in control of our Company.

Name	Number of Shares Beneficially Owned	Percent of Class
Directors		
Anthony Fanticola(1)	676,309	1.02%
Hugh W. Horne(2)	4,000	*
Spencer F. Kirk(3)	2,917,215	4.39%
Joseph D. Margolis(2)	9,000	*
Roger B. Porter(4)	258,360	*
K. Fred Skousen(2)	4,000	*
Kenneth M. Woolley(5)	1,770,999	2.67%
Nondirector Named Executive Officers		
Charles L. Allen(6)	163,808	*
Kent W. Christensen(7)	238,710	*
Karl Haas(8)	65,000	*
All directors and executive officers as a group (10 persons)	6,107,401	9.20%

(*) Less than 1.0%

(1) Includes 153,756 shares of common stock which are held by The Anthony and JoAnn Fanticola Family Trust, for which Mr. Fanticola is a trustee. Includes 493,553 shares of common stock which are held by The Anthony and JoAnn Fanticola Family Limited Partnership, for which Mr. Fanticola is the president of the corporate general partner. Mr. Fanticola has no pecuniary interest in 98% of such shares and disclaims beneficial ownership. Amounts shown in the table do not include the ownership of 138,369 of Contingent Conversion Shares ("CCSs") which were not converted as of February 15, 2008, and options to acquire 35,000 shares of common stock.

(2) Amounts shown in the table do not include the options to acquire 35,000 shares of common stock.

(3) Includes 1,630,825 shares of common stock which are held by Krispen Family Holdings, L.C., an entity in which Mr. Kirk has shared voting and investment power. Mr. Kirk has no pecuniary interest in 50.5% of such shares and disclaims beneficial ownership. Includes 768,779 shares of common stock which are held by The Kirk 101 Trust. Mr. Kirk has no pecuniary interest in any of these shares and disclaims beneficial ownership. Includes 513,611 shares of common stock which are held by the SFKC Kirk Charitable Remainder Unitrust of which Mr. Kirk is the income beneficiary. Amounts shown in the table do not include the ownership of 622,736 CCSs which were not converted as of February 15, 2008, and options to acquire 110,000 shares of common stock.

(4) Amounts shown in the table do not include the ownership of 54,372 CCSs which were not converted as of February 15, 2008, and of options to acquire 35,000 shares of common stock.

(5) Amounts shown in the table do not include the ownership of 427,368 CCSs and 42,268 contingent conversion units ("CCUs") which were not converted as of February 15, 2008, Operating Partnership units of 197,733 and options to acquire 325,000 shares of common stock. Amounts include 75,000 restricted shares of our common stock that are subject to restrictions on transfers and forfeiture provisions. The forfeiture and transfer restrictions lapse over a four year period beginning on the date of grant.

(6) Amounts shown in the table do not include the ownership of 31,180 CCSs which were not converted as of February 15, 2008, and options to acquire 130,000 shares of common stock. Amounts include 25,000 restricted shares of our common stock that are subject to restrictions on transfers and forfeiture provisions. The forfeiture and transfer restrictions lapse over a four year period beginning on the date of grant.

(7) Amounts shown in the table do not include the ownership of 38,893 CCSs which were not converted as of February 15, 2008, and options to acquire 210,000 shares of common stock. Amounts include 70,000 restricted shares of our common stock that are subject to restrictions on transfers and forfeiture provisions. The forfeiture and transfer restrictions lapse over a four year period beginning on the date of grant.

(8) Amounts shown in the table do not include options to acquire 165,000 shares of common stock. Amounts include 62,500 restricted shares of our common stock that are subject to restrictions on transfers and forfeiture provisions. The forfeiture and transfer restrictions lapse over a four year period beginning on the date of grant.

Section 16(a) Beneficial Ownership Reporting Compliance

Under federal securities laws, our directors, executive officers and holders of 10% or more of our common stock are required to report, within specified monthly and annual due dates, their initial ownership in the Company's common stock and all subsequent acquisitions, dispositions or other transfers of beneficial interests therein, if and to the extent reportable events occur which require reporting by such due dates. Based solely on representations and information provided to us by the persons required to make such filings, we believe that all filing requirements were met in 2007, except that the Company was late in filing the Form 4s for the named executive officers' option and restricted stock grants in February 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Party Transactions

The Company recognizes that related party transactions present a heightened risk of conflicts of interest (or the perception thereof), and therefore has adopted a policy pursuant to which all related party transactions will be subject to review and approval or ratification in accordance with the procedures set forth in the policy. A related party transaction is defined in our policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission, or any successor provision as then in effect.

The policy provides that related party transactions are reviewed by our Audit Committee or another independent body of the board of directors, such as the independent and disinterested members of the board of directors. As set forth in the Audit Committee charter, the members of the Audit Committee, all of whom are independent directors, review and approve related party transactions for which such approval is required under applicable law, including SEC and NYSE rules.

In the course of its review and approval or ratification of a disclosable related party transaction, the Audit Committee or the independent and disinterested members of the board of directors may consider:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and
- any other matters the Audit Committee deems appropriate.

Related Party Transactions

Centershift, Inc.

We have entered into a license agreement with Centershift, Inc. which secures for the Company a perpetual right to use a web-based tracking and yield management technology called STORE in all aspects of our property acquisition, development, redevelopment and operational activities, while the cost of maintaining the infrastructure required to support this product remains the responsibility of Centershift. This license agreement provides for an annual license fee payable by us in exchange for which we receive all product upgrades and enhancements and customary customer support services from Centershift. For the year ended December 31, 2007, we paid Centershift $965,000 relating to the purchase of software and license agreements. The services that the Company receives from Centershift are similar in nature and price to those that are provided to other outside third parties. Centershift is owned by third-party individuals, as well as by executive officers and directors in the following approximate percentages: Spencer F. Kirk, director and President (29%), Kenneth M. Woolley, Chairman of the board of directors and Chief Executive Officer (28%), Richard S. Tanner, Senior Vice President, Development (7%), Kent Christensen, Executive Vice President and Chief Financial Officer (3%), and Charles L. Allen, Executive Vice President and Chief Legal Officer (2%).

Extra Space Development

On December 31, 2007, we acquired Extra Space Development ("ESD"), a related party, and its related assets for aggregate consideration of approximately $46.7 million, including approximately $21.5 million of cash and $25.2 million of assumed debt and other liabilities. As part of this transaction, we purchased (1) three wholly-owned properties located in California, Connecticut, and Massachusetts, (2) a 70% ownership interest in a consolidated joint venture that owns one property located in California, (3) a 5% ownership interest in an unconsolidated joint venture that owns five properties located in California, and (4) a 10% ownership interest in an unconsolidated joint venture that owns six properties located in Florida, Illinois, Massachusetts, New York and Rhode Island. The independent members of the Company's board of directors approved this acquisition.

Prior to the acquisition of ESD, the Company had managed the properties owned by ESD in exchange for a 6% management fee. For the year ended December 31, 2007, we received $693,000 from ESD for property management services. The services that the Company provided to ESD are similar in nature and price to those that are provided to other outside third parties.

ESD was owned by third-party individuals as well as by executive officers and directors in the following approximate percentages: Spencer Kirk, director and President (33%), Kenneth M. Woolley,

Chairman and CEO (33%), Richard S. Tanner, Senior Vice President, Development (7%), Kent Christensen, Executive Vice President and CFO (3%), and Charles L. Allen, Executive Vice President and CLO (2%).

Debt Guarantees

We have agreed to make available to Kenneth M. Woolley, our Chairman and CEO, his affiliates, associates and people acting in concert with any of the foregoing, Richard S. Tanner, his affiliates, associates and people acting in concert with any of the foregoing the following protections: for nine years, with a three-year extension if the applicable party continues to maintain ownership of at least 50% of the operating partnership units received by it in the formation transactions associated with the formation of the Company, the opportunity to:

- guarantee debt, or
- enter into a special loss allocation and deficit restoration obligation, in an aggregate amount, with respect to the foregoing contributors, at least equal to $60.0 million.

The ability of the foregoing contributors to guarantee debt or enter into a special loss allocation and deficit restoration obligation with our operating partnership may enable them to continue to defer any taxable gain attributable to their negative capital accounts in our predecessor. If we were to breach our agreement to make available these opportunities, we would be required to make an indemnification payment to the contributors.

SpenAero, L.C.

From time to time, the Company leases a private jet from SpenAero, L.C. ("SpenAero"), an affiliate of Spencer F. Kirk, the Company's President and a member of the Company's board of directors. Under the terms of the lease agreement, the Company pays SpenAero an hourly rate for each flight hour it uses. In the fiscal year ended December 31, 2007, the Company paid SpenAero a total of $395,000 for lease payments and fuel. The Company is not required to lease any minimum number of hours on the aircraft. The lease rates and other charges by SpenAero to the Company in connection with the lease are similar in nature and amount to those provided to similar aircraft lessors not affiliated with the Company.

MATTERS THAT MAY BE BROUGHT BEFORE THE ANNUAL MEETING

Item 1. Election of Directors

Nominees

In accordance with the provisions of our charter and bylaws, each member of the board of directors is elected at the annual meeting. Each member of the board of directors elected will serve for a term expiring at the annual meeting of stockholders in 2009, and until his successor has been duly elected and qualifies or until his earlier resignation or removal. Messrs. Anthony Fanticola, Hugh W. Horne, Spencer F. Kirk, Joseph D. Margolis, Roger B. Porter, K. Fred Skousen and Kenneth M. Woolley, are the nominees for election to the board of directors.

Each of the nominees has consented to serve if elected. If, before the annual meeting, any of them becomes unable to serve, or chooses not to serve, the board of directors may nominate a substitute. If that happens, the persons named as proxies on the proxy card will vote for the substitute.

Biographical information about each of the nominees is found at the beginning of this proxy statement. See "Information about the Board of Directors and its Committees—Nominees for Directors."

Recommendation of the Board of Directors:

Our board of directors recommends that you vote FOR the election of Messrs. Anthony Fanticola, Hugh W. Horne, Spencer F. Kirk, Joseph D. Margolis, Roger B. Porter, K. Fred Skousen and Kenneth M. Woolley as directors for the term expiring at the 2009 annual meeting of stockholders, and until their respective successors are duly elected and qualify.

Item 2. Approval of the Amendment and Restatement of the 2004 Long Term Incentive Compensation Plan

The Board is submitting for stockholder approval the 2004 Long Term Incentive Compensation Plan, as amended and restated effective March 25, 2008 (the "Plan"). The Plan was originally adopted effective August 10, 2004 in connection with our initial public offering to provide equity compensation to the employees, directors and consultants in order to maintain competitive compensation practices and to align the interests of our board, employees and consultants with our stockholders. On March 25, 2008, the board approved and adopted an amendment and restatement of the original plan document, subject to approval by our stockholders.

The Plan as amended and restated provides for the grant of options, restricted stock, phantom shares, dividend equivalent rights, performance awards or other forms of equity-based compensation, which we refer to in this proxy as "awards". Performance awards may be paid in cash or stock.

Eligibility

Awards under the Plan may be granted to individuals who are our employees or employees of our subsidiaries, our directors and our consultants. However, options which are intended to qualify as Incentive Stock Options ("ISO"s) may only be granted to employees. During 2008, we estimate that approximately 200 employees will be eligible for grants under the Plan. However, no award may be granted under the Plan to any person who, assuming exercise of all options and payment of all awards held by such person immediately prior to such grant would own or be deemed to own more than 7.0% of the outstanding shares of our common stock or 7.0% of the outstanding shares of our capital stock, unless the restriction was specifically waived by action of the board of directors or a designated committee thereby.

Shares Subject to the Plan

The total number of shares subject to awards granted under the plan may not exceed 8,000,000, subject to adjustment for certain corporate events described below. In amending and restating the Plan we did not increase the number of shares available. Rather, this is the number of shares originally set forth in the Plan when it was adopted in 2004. Also, no individual may receive awards for more than 2,000,000 shares (subject to adjustment for the same corporate events) under the Plan in any one year and no individual may receive a cash award payable in any one calendar year of more than $5,000,000. The share limitations of the Plan shall be adjusted to reflect any stock dividends, stock spilt, reverse stock split, stock combination, reclassification, recapitalization or other similar change in capital structure. Shares subject to an award that are forfeited are added back into the pool of available shares for grant under the Plan. In addition, shares subject to an award which are used to pay the exercise price or any tax withholding on an award, are added back into the pool of shares available for grant under the Plan.

Administration

The Plan is administered by our C/N/G Committee. The C/N/G Committee has the following duties and responsibilities under the Plan:

- administer and interpret the Plan;
- determine the eligibility of an employee, director or consultant to receive an award;
- determine the number of shares to be subject to an award;
- determine the other provisions and conditions of each award;
- prescribe the form of agreements evidencing awards;
- select and establish the performance goals associated with performance awards; and
- certify that the performance goals in fact have been met, prior to payment of any performance award.

Types of Awards Under the Plan

The following briefly describes the characteristics of each type of award that may be made under the Plan.

Dividend Equivalents. A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or shares of common stock) of dividends declared on shares of common stock otherwise subject to an award. The C/N/G Committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional shares of common stock. The C/N/G Committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

Options. Stock options granted under the Plan may be either "non-qualified" or "incentive" stock options. Non-qualified stock options are options not intended to receive favorable tax treatment for participants applicable to incentive stock options under the Internal Revenue Code (the "Code").

There are certain requirements under the Code that apply to incentive stock options. Among such requirements, incentive stock options must (1) have an exercise price per share of stock of not less than 100% of the fair market value on the date of grant, (2) may only be granted to employees, and (3) may not have a term longer than ten years after the date of grant. In the case of an incentive stock option granted to an individual who owns, or is deemed to own, at least 10% of the total combined voting power of all classes of stock of the company, then the exercise price must be at least 110% of the fair market value of the stock underlying the subject options on the date of grant, and the incentive stock option must expire no later than the fifth anniversary of the date of its grant. The exercise price for options, together with any applicable tax required to be withheld, must be paid in full at the time of exercise

- by cash or cash equivalents;
- if approved by the C/N/G Committee, by shares previously owned by the participant valued at fair market value on the date of exercise;
- by a broker assisted cash-less exercise procedure;
- if permitted by law, through a Company loan, or third party sale program, as permitted by the C/N/G Committee;
- by a combination of any of the above methods; or
- any other method approved or accepted by the C/N/G Committee.

The C/N/G Committee will establish at the time of grant the provisions of each stock option, including:

- the exercise price (which cannot be less than fair market value);
- whether it is a non-qualified or incentive stock option;
- the terms and conditions for exercise of the options; and
- the duration of the option, provided no option will be exercisable more than 10 years after the date of grant.

Performance Awards. Performance awards give the participant the right to receive an amount either in shares or cash at the end of a specified performance period upon satisfaction of specified performance measures. The performance periods and performance measures are determined by the C/N/G Committee at the time of grant. The performance measures established by the C/N/G Committee shall be based on one or more of the following specific performance goals:

- net earnings (either before or after interest, taxes, depreciation and/or amortization);
- gross or net sales or revenue;
- net income (either before or after taxes);
- operating earnings or profit;
- cash flow (including but not limited to operating cash flow and free cash flow);
- return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales);
- gross or net profit or operating margins;
- costs;
- funds from operations;
- expense;
- working capital;
- earnings per share;
- share price;
- implementation of critical projects; and
- market share.

Any of the above may be measured either in absolute terms, as compared to any incremental increase, as compared to results of comparable companies or as compared to any published or special index that the C/N/G Committee deems appropriate.

The C/N/G Committee may adjust a goal after it is set based to reflect:

- items related to a change in accounting principle;
- items relating to financing activities;
- expenses for restructuring or productivity initiatives;
- other non-operating items;
- items related to acquisitions;

- items attributable to the business operations of any entity acquired by the Company during the performance period;
- items related to the disposal of a business or segment of a business;
- items related to discontinued operations that do not qualify as a segment of a business under United States generally accepted accounting principles ("GAAP");
- items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period;
- any other items of significant income or expense which are determined to be appropriate adjustments;
- items relating to unusual or extraordinary corporate transactions, events or developments;
- items related to amortization of acquired intangible assets;
- items that are outside the scope of the Company's core, on-going business activities; or
- items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Phantom Shares A phantom share represents a right to receive the fair market value of a share of our common stock, or, if provided by the C/N/G Committee, the right to receive the fair market value of a share of our common stock in excess of a base value established by the C/N/G Committee at the time of grant. Except as otherwise provided in the applicable award agreement, the settlement date with respect to a grantee is the first day of the month to follow grantee's termination of service. Phantom shares may generally be settled in cash or by transfer of shares of common stock (as may be elected by the participant or as may be provided by the C/N/G Committee at grant).

Restricted Stock. Restricted stock is the grant of shares that are nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. However, dividends may be deferred and held by the Company until the time the restricted stock vests and is no longer subject to restrictions. The restrictions on the restricted stock will lapse based upon such conditions as determined by the C/N/G Committee at the time of grant, which can be time or performance based, including based on the performance criteria described in Performance Awards above. Restricted stock will fully vest upon termination for death or disability.

Amendment and Termination.

Our board of directors may amend the Plan as it deems advisable, except that it may not amend the Plan in any way that would adversely affect a participant with respect to an award previously granted unless the amendment is required in order to comply with applicable laws. In addition, our board of directors may not amend the Plan without stockholder approval if such approval is required by applicable law, rule or regulation. Unless previously terminated by our board of directors, no new award may be granted under the Plan after August 10, 2014.

Certain Federal Income Tax Consequences.

The tax consequences of the Plan under current federal law are summarized in the following discussion. This discussion is limited to the general tax principles applicable to the Plan, and is intended for general information only. State and local income taxes are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The tax information summarized is not tax advice.

Nonqualified Stock Options. For federal income tax purposes, an optionee generally will not recognize taxable income at the time a non-qualified stock option is granted under the Plan. The optionee will recognize ordinary income, and the Company generally will be entitled to a deduction, upon the exercise of a non-qualified stock option. The amount of income recognized (and the amount generally deductible by the Company) generally will be equal to the excess, if any, of the fair market value of the shares at the time of exercise over the aggregate exercise price paid for the shares, regardless of whether the exercise price is paid in cash or in shares or other property. An optionee's basis for the stock for purposes of determining his or her gain or loss upon a subsequent disposition of the shares generally will be the fair market value of the stock on the date of exercise of the non-qualified stock option, and any subsequent gain or loss will generally be taxable as capital gain or loss.

Incentive Stock Options. An optionee generally will not recognize taxable income either at the time an incentive stock option is granted or when it is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price will be an "item of tax preference" to the optionee for purposes of alternative minimum tax. Generally, upon the sale or other taxable disposition of the shares acquired upon exercise of an incentive stock option, the optionee will recognize taxable income. If shares acquired upon the exercise of an incentive stock option are held for the longer of two years from the date of grant or one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition will be treated as a long-term capital gain or loss, and the company will not be entitled to any deduction. If this holding period is not met and the stock is sold for a gain, then the difference between the option price and the fair market value of the stock on the date of exercise will be taxed as ordinary income and any gain over that will be eligible for long or short term capital gain treatment. If the holding period is not met and the shares are disposed of for less than the fair market value on the date of exercise, then the amount of ordinary income is limited to the excess, if any, of the amount realized over the exercise price paid. The Company generally will be entitled to a deduction in the amount of any ordinary income recognized by the optionee.

Performance Award. A participant who has been granted a performance award generally will not recognize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time. When an award is paid, whether in cash or shares, the participant generally will recognize ordinary income, and the Company will be entitled to a corresponding deduction.

Phantom Stock. No taxable income is generally recognized upon the receipt of phantom stock. Upon payment for the phantom stock, the cash or the fair market value of the shares received generally will be taxable as ordinary income in the year of payment. The Company generally will be entitled to a compensation deduction for the same amount which the recipient recognizes as ordinary income.

Restricted Stock. A participant to whom restricted stock is issued generally will not recognize taxable income upon such issuance and the Company generally will not then be entitled to a deduction, unless an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income and the Company generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price thereof. If an election is made under Section 83(b) of the Code, then the participant generally will recognize ordinary income at the date of issuance of the shares equal to the excess, if any, of the fair market value of the shares at that date over the purchase price therefore and the Company will be entitled to a deduction for the same amount.

Section 162(m)

Under Code Section 162(m), in general, income tax deductions of publicly-traded companies may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises) for certain executive officers exceeds $1 million in any one taxable year. However, under Code Section 162(m), the deduction limit does not apply to certain "performance-based" compensation established by an independent compensation committee which conforms to certain restrictive conditions stated under the Code and related regulations. The Plan has been structured with the intent that awards granted under the Plan may meet the requirements for "performance-based" compensation and Code Section 162(m). To the extent granted at an exercise price not less than the value of our common stock, options and phantom shares granted under the Plan are intended to qualify as "performance-based" under Section 162(m) of the Code. Restricted stock and performance awards under the Plan may qualify as "performance-based" under Code Section 162(m) if they vest or become payable based solely upon attainment of preestablished goals based on the performance criteria listed above.

Plan Benefits

The number of awards that an employee, director or consultant may receive under the Plan is in the discretion of the C/N/G Committee and therefore cannot be determined in advance. However, the following sets forth the awards made under the Plan during 2007:

Name and principal position	Number of Options	Number of Restricted Shares
Kenneth M. Woolley Chairman and Chief Executive Officer	100,000	15,000
Spencer F. Kirk President	75,000	—
Kent W. Christensen Chief Financial Officer	50,000	10,000
Charles L. Allen Chief Legal Officer	25,000	5,000
Karl Haas Chief Operating Officer	25,000	—
Executives Group	120,000	36,750
Non-Executive Director Group	—	—
Non-Executive Officer Employee Group	23,000	41,979

Equity Compensation Plan Information

The following table sets forth information about our shares of common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans in existence as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of common shares remaining available for future issuance under equity compensation plans (excluding common shares reflected in (a))
Equity compensation plans approved by security holders	2,651,718(a)	$14.54	5,390,183(b)
Equity compensation plans not approved by security holders	—	—	—

(a) shares issuable pursuant to outstanding options under our 2004 Long-Term Incentive Compensation Plan and our 2004 Non-Employee Directors' Share Plan

(b) the number of shares of our common stock specified represents those issuable pursuant to future awards under our 2004 Long-Term Incentive Compensation Plan and our 2004 Non-Employee Directors' Share Plan

A copy of the Plan is attached as Exhibit A to this proxy statement.

Recommendation of the Board of Directors:

Our board of directors recommends that you vote FOR the approval of the amendment and restatement of the 2004 Long Term Incentive Compensation Plan.

Item 3. Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee of the board of directors has appointed the firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the year ending December 31, 2008. Ernst & Young LLP has acted as the Company's independent registered public accounting firm since April 2005, and our management considers the firm to be well qualified.

We have been advised by Ernst & Young LLP that it is a registered public accounting firm with the Public Company Accounting Oversight Board (the "PCAOB") and complies with the auditing, quality control and independence standards and rules of the PCAOB and the SEC.

Our charter and bylaws do not require that stockholders ratify the appointment of the independent registered public accounting firm. We are submitting the appointment for ratification because the board of directors believes it is a matter of good corporate practice. If our stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP, but may still retain them.

A representative of Ernst & Young LLP is expected to be present at the annual meeting with the opportunity to make a statement if the representative desires to do so, and is expected to be available to respond to appropriate questions.

Audit and Non-Audit Fee Table

The following table presents the aggregate fees for professional audit services rendered for the integrated audits of our annual financial statements for the years ended December 31, 2007 and 2006,

for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for those fiscal years and for the testing of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002, and fees billed for other services rendered during those periods.

	2007	2006
Audit fees(1)	$1,424,116	$1,301,067
Audit—related fees(2)	337,798	192,563
Tax fees(3)	474,353	335,692
All other fees(4)	—	—
	$2,236,267	$1,829,322

(1) Audit fees consist of services rendered for the audit of our annual financial statements, audit of our internal control over financial reporting, review of the consolidated financial statements included in our Form 10-Q, consents issued related to registration statements, and issuance of comfort letters.

(2) Audit-related fees represent professional fees for accounting consultation and other attest engagements.

(3) Tax fees represent professional services rendered for tax compliance, tax advice and tax planning.

(4) All other fees are for services other than those in the previous categories such as permitted corporate finance assistance and permitted advisory services.

Audit Committee Pre-Approval of Services by the Independent Registered Public Accounting Firm

In accordance with its charter and applicable rules and regulations adopted by the SEC, the Company's Audit Committee reviews and pre-approves any engagement of the independent registered public accounting firm to provide audit, review or attest services or non-audit services and the fees for any such services. The Audit Committee annually considers and, if appropriate, approves the provision of audit services by the independent registered public accounting firm. In addition, the Audit Committee periodically considers and, if appropriate, approves the provision of any additional audit and non-audit services by our independent registered public accounting firm that are neither encompassed by the Audit Committee's annual pre-approval nor prohibited by applicable rules and regulations of the SEC. The Audit Committee has delegated to the chairman of the Audit Committee, Mr. Skousen, the authority to pre-approve, on a case-by-case basis, any such additional audit and non-audit services to be performed by our independent registered public accounting firm. Mr. Skousen reports any decision to pre-approve such services to the Audit Committee at its next regular meeting. All of the fees described in the table above were pre-approved by the Audit Committee.

Recommendation of the Board of Directors

Our board of directors recommends that you vote "FOR" ratification of the Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2008.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Under SEC rules, proposals from our eligible stockholders must be received by us no later than December 17, 2008, in order to be considered for inclusion in the proxy statement for the 2009 annual meeting of stockholders. Any such proposals, as well as any questions relating thereto, should be

directed to the Corporate Secretary of the Company at the Company's principal executive offices. Proposals we receive after December 17, 2008 will not be included in the proxy statement for the 2009 annual meeting.

In addition, under our bylaws, and as SEC rules permit, stockholders must follow certain procedures to nominate a person for election as a director at an annual or special meeting, or to introduce an item of business at an annual meeting. A stockholder must notify the Corporate Secretary of the Company in writing of the director nominee or the other business. The notice must include the required information and be delivered to the Corporate Secretary at the principal executive offices of the Company not earlier than the 150th day and not later than 5:00 p.m., Mountain Daylight Time, on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. Proposals we receive which do not comply with the procedures set forth in our bylaws will not be acted upon at the 2009 annual meeting.

If the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder must be delivered as described above not earlier than the 150th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 p.m., Mountain Daylight Time, on the later of the 120th day prior to the date of such annual meeting or the 10th day following the day on which disclosure of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting does not change or create a new opportunity for notice as described above.

The stockholder's notice shall set forth the following, as applicable:

(1) as to each individual whom the stockholder proposes to nominate for election or reelection as a director, (a) the name, age, business address and residence address of such individual, (b) the class, series and number of any shares of our stock that are beneficially owned by such individual, (c) the date such shares were acquired and the investment intent of such acquisition, and (d) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934 and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(2) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below) individually or in the aggregate (including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom);

(3) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the Company which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person;

(4) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (2) or (3) above, the name and address of such stockholder, as they appear on the Company's stock ledger and current name and address, if different, of such Stockholder Associated Person; and

(5) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

"Stockholder Associated Person" of any stockholder means (1) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (2) any beneficial owner of shares of stock of the Company owned of record or beneficially by such stockholder and (3) any person controlling, controlled by or under common control with such Stockholder Associated Person.

OTHER MATTERS

Our board of directors and management know of no other matters or business to be presented for consideration at the annual meeting. If, however, any other matters properly come before the annual meeting or any adjournment(s) or postponement(s) thereof, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their discretion on any such matters. The persons named in the enclosed proxy may also, if they deem it advisable, vote such proxy to adjourn the annual meeting from time to time.

The rules promulgated by the SEC permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement and annual report to households at which two or more stockholders reside. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of our proxy statement and annual report. If you would like to opt out of this practice for future mailings and receive separate proxy statements and annual reports for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement or annual report without charge by sending a written request to Extra Space Storage Inc., 2795 East Cottonwood Parkway, Suite 400, Salt Lake City, UT 84121, Attention: Secretary, or by telephone at (801) 562-5556. We will promptly send additional copies of the proxy statement or annual report upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement or annual report can request delivery of a single copy of the proxy statement or annual report by contacting their broker, bank or other intermediary or sending a written request to Extra Space Storage Inc. at the address above.

Kenneth M. Woolley
Chairman of the Board and
Chief Executive Officer

April 16, 2008

Exhibit A

EXTRA SPACE STORAGE INC.

2004 LONG TERM INCENTIVE COMPENSATION PLAN

As Amended and Restated, Effective March 25, 2008

TABLE OF CONTENTS

EXTRA SPACE STORAGE INC.

2004 LONG TERM INCENTIVE COMPENSATION PLAN

Extra Space Storage Inc., a self-administered and self-managed Maryland corporation, wishes to attract employees, Directors and consultants to the Company and its Subsidiaries and induce employees, Directors and consultants to remain with the Company and its Subsidiaries, and encourage them to increase their efforts to make the Company's business more successful whether directly or through its Subsidiaries. In furtherance thereof, Extra Space Storage Inc. 2004 Long Term Incentive Compensation Plan is designed to provide equity-based incentives to employees, Directors and consultants of the Company and its Subsidiaries. Awards under the Plan may be made to selected employees, Directors and consultants of the Company and its Subsidiaries in the form of Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights or other forms of equity-based compensation. The Plan is hereby amended and restated effective as of March 25, 2008 in the following form.

1. DEFINITIONS

Whenever used herein, the following terms shall have the meanings set forth below:

"Articles of Amendment and Restatement" means the Extra Space Storage Inc. Articles of Amendment and Restatement.

"Award," except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Performance Awards, and other equity-based Awards as contemplated herein.

"Award Agreement" means a written agreement in a form approved by the Committee to be entered into between the Company and the Participant as provided in Section 3.

"Beneficial Ownership" means ownership of Capital Stock by a Person who is or would be stated as an owner of such Capital Stock either actually or constructively through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code. The terms "Beneficially Own" and "Beneficially Owns" shall have the correlative meanings.

"Board" means the Board of Directors of the Company.

"Capital Stock" means the Common Stock, CCSs and preferred stock that may be issued pursuant to Article V of the Articles of Amendment and Restatement.

"Capital Stock Ownership Limit" means 7% (by value or by number of shares, whichever is more restrictive) of the outstanding Capital Stock of the Company, excluding any such outstanding Capital Stock which is not treated as stock for federal income tax purposes. The number and value of shares of outstanding Capital Stock of the Company shall be determined by the Board in good faith, which determination shall be conclusive for all purposes hereof. For purposes of applying the Capital Stock Ownership Limit with respect to a Person holding CCSs, such Person shall be treated as holding the number of shares of Common Stock into which the CCSs held by such Person are convertible at such time.

"Cause" means, unless otherwise provided in the Participant's Award Agreement, (i) engaging in (A) willful or gross misconduct or (B) willful or gross neglect, (ii) repeatedly failing to adhere to the directions of superiors or the Board or the written policies and practices of the Company or its Subsidiaries or its affiliates, (iii) the commission of a felony or a crime of moral turpitude, or any crime involving the Company or its Subsidiaries, or any affiliate thereof, (iv) fraud, misappropriation or embezzlement, (v) a material breach of the Participant's employment agreement (if any) with the Company or its Subsidiaries or its affiliates, or (vi) any illegal act detrimental to the Company or its

Subsidiaries or its affiliates; provided, however, that, if at any particular time the Participant is subject to an effective employment agreement with the Company, then, in lieu of the foregoing definition, "Cause" shall at that time have such meaning as may be specified in such employment agreement.

"CCSs" means the non-voting contingent convertible stock that may be issued pursuant to Article V of the Articles of Amendment and Restatement.

"Change in Control" means the happening of any of the following:

(i) any "person," including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding (A) the Company, (B) any entity controlling, controlled by or under common control with the Company, (C) any employee benefit plan of the Company or any entity described in clause (B), (D) with respect to any particular Participant, the Participant and any "group" (as such term is used in Section 13(d)(3) of the Exchange Act) of which the Participant is a member), (E) Kenneth M. Woolley, his affiliates, associates and people acting in concert with any of the foregoing and (F) Spencer F. Kirk, his affiliates, associates and people acting in concert with any of the foregoing, is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing 20% or more of either (1) the combined voting power of the Company's then outstanding securities or (2) the then outstanding Shares (in either such case other than as a result of an acquisition of securities directly from the Company); provided, however, that, in no event shall a Change in Control be deemed to have occurred upon an initial public offering of the Common Stock under the Securities Act; or

(ii) any consolidation or merger of the Company where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any); or

(iii) there shall occur (A) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by "persons" (as defined above) in substantially the same proportion as their ownership of the Company immediately prior to such sale or (B) the approval by shareholders of the Company of any plan or proposal for the liquidation or dissolution of the Company; or

(iv) the members of the Board at the beginning of any consecutive 24-calendar-month period (the "Incumbent Directors") cease for any reason other than due to death to constitute at least a majority of the members of the Board; provided that any director whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the members of the Board then still in office who were members of the Board at the beginning of such 24-calendar-month period, shall be deemed to be an Incumbent Director.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Committee appointed by the Board under Section 3.

"Common Stock" means the Company's Common Stock, par value $.01 per share, either currently existing or authorized hereafter.

"Common Stock Ownership Limit" means 7% (by value or by number of shares, whichever is more restrictive) of the outstanding Common Stock. The number and value of shares of outstanding Common Stock shall be determined by the Board in good faith, which determination shall be conclusive for all purposes hereof. For purposes of applying the Common Stock Ownership Limit with respect to a Person holding CCSs, such Person shall be treated as holding the number of Shares into which the CCSs held by such Person are convertible at such time.

"Company" means the Extra Space Storage Inc., a Maryland corporation.

"Constructive Ownership" means ownership of any Capital Stock by a Person who is or would be treated as an owner of such Capital Stock either actually or constructively through the application of Section 318 of the Code, modified by Section 856(d)(5) of the Code. The terms "Constructively Own" and "Constructively Owns" shall have the correlative meanings.

"Director" means a non-employee director of the Company or its Subsidiaries.

"Disability" means the occurrence of an event which would entitle an employee of the Company to the payment of disability income under one of the Company's approved long-term disability income plans or, in the absence of such a plan, unless otherwise provided by the Committee in the Participant's Award Agreement, a disability which renders the Participant incapable of performing all of his or her material duties for a period of at least 180 consecutive or non-consecutive days during any consecutive twelve-month period.

"Dividend Equivalent Right" means a right awarded under Section 8 of the Plan to receive (or have credited) the equivalent value of dividends paid on Common Stock.

"Excepted Holder" means any shareholder of the Company for whom an Excepted Holder Ownership Limit is created by the Articles of Amendment and Restatement or by the Board.

"Excepted Holder Ownership Limit" means, with respect to any Excepted Holder, the percentage limit established by the Board pursuant to the Articles of Amendment and Restatement, or as other wise established by the Board in its discretion, subject in all cases to the requirements, limitations and adjustment provisions set forth in the Articles of Amendment and Restatement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" per Share as of a particular date means (i) if Shares are then listed on a national stock exchange, the closing sales price per Share on the exchange for the relevant date, or if no sales of Shares occurred on the relevant date, then the closing sales price per Share on the next preceding date on which there was a sale of Shares on such exchange, as determined by the Committee, (ii) if Shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the Shares in such over-the-counter market on the relevant date, or if no trading in the Shares occurred on the relevant date, then the closing sales price per Share on the next preceding date on which there was trading of Shares, as determined by the Committee, or (iii) if Shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided that, where the Shares are so listed or traded, the Committee may make such discretionary determinations where the Shares have not been traded for 10 or more trading days.

"Grantee" means an employee, Director and consultant granted Restricted Stock, Phantom Shares, Dividend Equivalent Rights, Performance Awards or such other equity-based Awards as may be granted pursuant to Section 9 hereunder.

"Incentive Stock Option" means an "incentive stock option" within the meaning of Section 422(b) of the Code.

"Non-Qualified Stock Option" means an Option which is not an Incentive Stock Option.

"Option" means the right to purchase, at a price and for the term fixed by the Committee in accordance with the Plan, and subject to such other limitations and restrictions in the Plan and the applicable Award Agreement, a number of Shares determined by the Committee.

"Optionee" means an employee or Director of, or consultant to, the Company to whom an Option is granted, or the Successors of the Optionee, as the context so requires.

"Option Price" means the exercise price per Share.

"Participant" means a Grantee or Optionee.

"Partnership Units" means any OP Units, Preferred Units, Junior Units or any other fractional share of the Partnership Interests as defined in, and authorized pursuant to, the Agreement of Limited Partnership of Extra Space Storage LP, as amended from time to time, by and among ESS Holdings Business Trust I, a Massachusetts business trust and certain limited partners as set forth on Exhibit A thereto.

"Performance Award" means a cash bonus award, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 10.1.

"Performance-Based Compensation" means any compensation that is intended to qualify as "performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

"Performance Criteria" means the criteria (and adjustments) that the Committee selects for an Award for purposes of establishing the Performance Goal or Performance Goals for a Performance Period, determined as follows:

> The Performance Criteria that shall be used to establish Performance Goals are limited to the following: (i) net earnings (either before or after (A) interest, (B) taxes, (C) depreciation and (D) amortization), (ii) gross or net sales or revenue, (iii) net income (either before or after taxes), (iv) operating earnings or profit, (v) cash flow (including, but not limited to, operating cash flow and free cash flow), (vi) return on assets, (vii) return on capital, (viii) return on stockholders' equity, (ix) return on sales, (x) gross or net profit or operating margin, (xi) costs, (xii) funds from operations per share, (xiii) expense, (xiv) working capital, (xv) earnings per share, (xvi) price per share of Common Stock, (xvii) funds from operations, (xviii) implementation or completion of critical projects and (xix) market share, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group.
>
> The Committee may, in its discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under United States generally accepted accounting principles ("GAAP"); (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or

changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify as Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

"Performance Goals" means, for a Performance Period, one or more goals established in writing by the Committee for the Performance Period based upon one or more Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, or an individual.

"Performance Period" means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Grantee's right to, and the payment of, a Performance Award.

"Person" means an individual, corporation, partnership, limited liability company, estate, trust (including trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity; but does not include an underwriter acting in a capacity as such in a public offering of shares of Capital Stock provided that the ownership of such shares of Capital Stock by such underwriter would not result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or otherwise result in the Company failing to qualify as a REIT.

"Phantom Share" means a right, pursuant to the Plan, of the Grantee to payment of the Phantom Share Value.

"Phantom Share Value," per Phantom Share, means the Fair Market Value of a Share or, if so provided by the Committee, such Fair Market Value to the extent in excess of a base value established by the Committee at the time of grant.

"Plan" means the Company's 2004 Long Term Incentive Compensation Plan, as set forth herein and as the same may from time to time be amended.

"REIT" shall mean a real estate investment trust under Sections 856 through 860 of the Code.

"Restricted Stock" means an award of Shares that are subject to restrictions hereunder.

"Retirement" means the Termination of Service of a Participant with the Company under circumstances which would entitle an employee of the Company to an immediate pension under one of the Company's approved retirement plans, or, in the absence of such a plan, unless otherwise provided by the Committee in the Participant's Award Agreement, the Termination of Service (other than for Cause) of a Participant on or after the Participant's attainment of age 65 or on or after the Participant's attainment of age 55 with five consecutive years of service with the Company and or its Subsidiaries or its affiliates.

"Securities Act" means the Securities Act of 1933, as amended.

"Settlement Date" means the date determined under Section 7.4(c).

"Shares" means shares of Common Stock of the Company.

"Subsidiary" means any corporation (other than the Company), partnership or other entity at least 50% of the economic interest in the equity of which is owned by the Company or by another subsidiary.

"Successor of the Optionee" means the legal representative of the estate of a deceased Optionee or the person or persons who shall acquire the right to exercise an Option by bequest or inheritance or by reason of the death of the Optionee.

"Termination of Service" means a Participant's termination of employment or other service, as applicable, with the Company and its Subsidiaries. Cessation of service as an officer, or employee, Director and consultant shall not be treated as a Termination of Service if the Participant continues without interruption to serve thereafter in another one (or more) of such other capacities.

2. EFFECTIVE DATE AND TERMINATION OF PLAN.

The effective date of the Plan is August 10, 2004; provided, however, that the Plan shall not become effective unless and until it is approved by the requisite percentage of the shareholders of the Company. The Plan shall terminate on, and no Award shall be granted hereunder on or after, the 10-year anniversary of the earlier of the approval of the Plan by (i) the Board or (ii) the shareholders of the Company; provided, however, that the Board may at any time prior to that date terminate the Plan.

3. ADMINISTRATION OF PLAN.

(a) The Plan shall be administered by the Committee appointed by the Board. The Committee upon and after such time as it is covered by Section 16 of the Exchange Act, shall consist of at least two individuals each of whom shall be a "nonemployee director" as defined in Rule 16b-3 as promulgated by the Securities and Exchange Commission ("Rule 16b-3") under the Exchange Act and shall, at such times as the Company is subject to Section 162(m) of the Code (to the extent relief from the limitation of Section 162(m) of the Code is sought with respect to Awards), qualify as "outside directors" for purposes of Section 162(m) of the Code; provided that no action taken by the Committee (including without limitation grants) shall be invalidated because any or all of the members of the Committee fails to satisfy the foregoing requirements of this sentence. The acts of a majority of the members present at any meeting of the Committee at which a quorum is present, or acts approved in writing by a majority of the entire Committee, shall be the acts of the Committee for purposes of the Plan. If and to the extent applicable, no member of the Committee may act as to matters under the Plan specifically relating to such member. Notwithstanding the other foregoing provisions of this Section 3(a), any Award under the Plan to a person who is a member of the Committee shall be made and administered by the Board. If no Committee is designated by the Board to act for these purposes, the Board shall have the rights and responsibilities of the Committee hereunder and under the Award Agreements.

(b) Subject to the provisions of the Plan, the Committee shall in its discretion as reflected by the terms of the Award Agreements (i) authorize the granting of Awards to employees, Directors and consultants of the Company and its Subsidiaries; and (ii) determine the eligibility of an employee, Director or consultant to receive an Award, as well as determine the number of Shares to be covered under any Award Agreement, considering the position and responsibilities of the employee, Director or consultant, the nature and value to the Company of the employee's, Director's or consultant's present and potential contribution to the success of the Company whether directly or through its Subsidiaries and such other factors as the Committee may deem relevant.

(c) The Award Agreement shall contain such other terms, provisions and conditions not inconsistent herewith as shall be determined by the Committee. In the event that any Award Agreement or other agreement hereunder provides (without regard to this sentence) for the obligation of the Company or any affiliate thereof to purchase or repurchase Shares from a Participant or any other person, then, notwithstanding the provisions of the Award Agreement or such other agreement, such obligation shall not apply to the extent that the purchase or repurchase would not be permitted

under governing law. The Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participant pursuant to the express provisions of the Plan and the Award Agreement.

4. SHARES AND UNITS SUBJECT TO THE PLAN.

4.1 *In General.*

(a) Subject to Section 4.2, and subject to adjustments as provided in Section 14, the total number of Shares subject to Options or other equity-based Awards granted under the Plan, Shares of Restricted Stock and Phantom Shares granted under the Plan, in the aggregate, may not exceed 8,000,000. Shares distributed under the Plan may be treasury Shares or authorized but unissued Shares. Any Shares that have been granted as Restricted Stock or that have been reserved for distribution in payment for Options, Phantom Shares or other equity-based Awards under Section 9 but are later forfeited or for any other reason are not payable under the Plan may again be made the subject of Awards under the Plan. Any Shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award under the Plan.

(b) Shares subject to Dividend Equivalent Rights, other than Dividend Equivalent Rights based directly on the dividends payable with respect to Shares subject to Options or the dividends payable on a number of Shares corresponding to the number of Phantom Shares awarded, shall be subject to the limitation of Section 4.1(a). If any Phantom Shares, Dividend Equivalent Rights or other equity-based Awards under Section 9 are paid out in cash, then, notwithstanding the first sentence of Section 4.1(a) above, the underlying Shares may again be made the subject of Awards under the Plan.

(c) The certificates for Shares issued hereunder may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate.

4.2 *Limitation on Awards.*

Subject to adjustments pursuant to Section 14, and subject to the last sentence of Section 4.1(a), Incentive Stock Options with respect to an aggregate of no more than 8,000,000 Shares may be granted under the Plan. Subject to adjustments pursuant to Section 14, in no event may any Optionee or Grantee receive Awards for more than 2,000,000 Shares in any one year and the maximum aggregate amount of cash that may be paid during any calendar year with respect to one or more Performance Awards payable in cash shall be $5,000,000. The aggregate Fair Market Value, determined as of the date an Option is granted, of the Common Stock for which any Optionee may be awarded Incentive Stock Options which are first exercisable by the Optionee during any calendar year under the Plan (or any other stock option plan required to be taken into account under Section 422(d) of the Code) shall not exceed $100,000.

4.3 *Participation Limitation.*

(a) Limitation of Ownership. No Award shall be issued under the Plan to any person who after such Award would Beneficially or Constructively Own Capital Stock of the Company in excess of the Common Stock Ownership Limit or the Capital Stock Ownership Limit, unless the foregoing restriction is expressly and specifically waived by action of the independent Directors of the Board; provided, however, that an Excepted Holder would be permitted to Beneficially or Constructively Own Shares in excess of such limits provided that such Shares are not in excess of the Excepted Holder Ownership Limit for such Excepted Holder.

(b) No award shall be issued under the Plan to any person who after such Award would Beneficially or Constructively Own Shares in the Company that would result in the Company being

"closely held" within the meaning of Section 856(h) of the Code, or otherwise failing to qualify as a REIT (including but not limited to ownership that would result in the Company owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Company (either directly or indirectly through its Subsidiaries) from such tenant would cause the Company to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

5. PROVISIONS APPLICABLE TO STOCK OPTIONS.

5.1 *Grant of Option.*

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) determine and designate from time to time those employees, Directors and consultants of the Company and its Subsidiaries to whom Options are to be granted and the number of Shares to be optioned to each employee, Director and consultant; (ii) determine whether to grant Options intended to be Incentive Stock Options, or to grant Non-Qualified Stock Options, or both (to the extent that any Option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option); provided that Incentive Stock Options may only be granted to employees of the Company or a "subsidiary" of the Company (as defined below); (iii) determine the time or times when and the manner and condition in which each Option shall be exercisable and the duration of the exercise period; (iv) designate each Option as one intended to be an Incentive Stock Option or as a Non-Qualified Stock Option; and (v) determine or impose other conditions to the grant or exercise of Options under the Plan as it may deem appropriate. For purposes of Section 5.1(ii), the term "subsidiary" shall mean, any corporation (other than the Company) that is a "subsidiary corporation" with respect to the Company under Section 424(f) of the Code. In the event the Company becomes a subsidiary of another company, the provisions hereof applicable to subsidiaries shall, unless otherwise determined by the Committee, also be applicable to any company that is a "parent corporation" with respect to the Company under Section 424(e) of the Code.

5.2 *Option Price.*

The Option Price shall be determined by the Committee on the date the Option is granted and reflected in the Award Agreement, as the same may be amended from time to time, but shall not be less than Fair Market Value on the date of grant. Any particular Award Agreement may provide for different Option Prices for specified amounts of Shares subject to the Option. The Option Price with respect to each Incentive Stock Option, or other Option intended to qualify for relief from the restrictions of Section 162(m) of the Code, shall not be less than 100% (or, for Incentive Stock Options, 110%, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners)) of the Fair Market Value of a Share on the day the Option is granted.

5.3 *Period of Option and Vesting.*

(a) Unless earlier expired, forfeited or otherwise terminated, each Option shall expire in its entirety upon the 10th anniversary of the date of grant or shall have such other term (which may be shorter, but not longer, in the case of Incentive Stock Options) as is set forth in the applicable Award Agreement (except that, in the case of an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners) who is granted an Incentive Stock Option, the term of such Option shall be no more than five years from the date of grant). The Option shall also expire, be forfeited and terminate at such times and in such circumstances as otherwise provided hereunder or under the Award Agreement.

(b) Each Option, to the extent that the Optionee has not had a Termination of Service and the Option has not otherwise lapsed, expired, terminated or been forfeited, shall first become exercisable

according to the terms and conditions set forth in the Award Agreement, as determined by the Committee at the time of grant. Upon and after the death of an Optionee, such Optionee's Options, if and to the extent otherwise exercisable hereunder or under the applicable Award Agreement after the Optionee's death, may be exercised by the Successors of the Optionee.

5.4 *Exercisability Upon and After Termination of Optionee.*

(a) Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service other than by the Company or its Subsidiaries for Cause, other than by the Optionee for any reason, or other than by reason of death, Retirement or Disability, no exercise of an Option may occur after the expiration of the three-month period to follow the termination, or if earlier, the expiration of the term of the Option as provided under Section 5.3(a); provided that, if the Optionee should die after the Termination of Service, but while the Option is still in effect, the Option (if and to the extent otherwise exercisable by the Optionee at the time of death) may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3(a).

(b) Subject to provisions of the Award Agreement, in the event the Optionee has a Termination of Service on account of death, Disability or Retirement, the Option may be exercised until the earlier of (i) one year from the date of the Termination of Service of the Optionee, or (ii) the date on which the term of the Option expires in accordance with Section 5.3.

(c) Notwithstanding any other provision hereof, unless otherwise provided in the Award Agreement, if (i) the Optionee has a Termination of Service by the Company for Cause or (ii) the Optionee terminates employment with the Company and its Subsidiaries for any reason (other than on account of death, Retirement or Disability) the Optionee's Options, to the extent then unexercised, shall thereupon cease to be exercisable and shall be forfeited forthwith.

5.5 *Exercise of Options.*

(a) Subject to vesting, restrictions on exercisability and other restrictions provided for hereunder or otherwise imposed in accordance herewith, an Option may be exercised, and payment in full of the aggregate Option Price made, by an Optionee only by written notice (in the form prescribed by the Committee) to the Company specifying the number of Shares to be purchased.

(b) Without limiting the scope of the Committee's discretion hereunder, the Committee may impose such other restrictions on the exercise of Incentive Stock Options (whether or not in the nature of the foregoing restrictions) as it may deem necessary or appropriate.

(c) If Shares acquired upon exercise of an Incentive Stock Option are disposed of in a disqualifying disposition within the meaning of Section 422 of the Code by an Optionee prior to the expiration of either two years from the date of grant of such Option or one year from the transfer of Shares to the Optionee pursuant to the exercise of such Option, or in any other disqualifying disposition within the meaning of Section 422 of the Code, such Optionee shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any affiliate thereof) thereupon has a tax-withholding obligation, shall pay to the Company (or such affiliate) an amount equal to any withholding tax the Company (or affiliate) is required to pay as a result of the disqualifying disposition.

5.6 *Payment.*

(a) The aggregate Option Price shall be paid in full upon the exercise of the Option. Payment must be made by one of the following methods:

(i) a certified or bank cashier's check;

(ii) other than as prohibited under Section 13(k) of the Exchange Act, the proceeds of a Company loan program or third-party sale program or a notice acceptable to the Committee given as consideration under such a program, in each case if permitted by the Committee in its discretion, if such a program has been established and the Optionee is eligible to participate therein;

(iii) if approved by the Committee in its discretion, Shares of previously owned Common Stock, which have been previously owned for more than six months, having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price;

(iv) other than as prohibited under Section 13(k) of the Exchange Act, if approved by the Committee in its discretion, through the written election of the Optionee to have Shares withheld by the Company from the Shares otherwise to be received, with such withheld Shares having an aggregate Fair Market Value on the date of exercise equal to the aggregate Option Price; or

(v) by any combination of such methods of payment or any other method acceptable to the Committee in its discretion.

(b) Except in the case of Options exercised by certified or bank cashier's check, the Committee may impose limitations and prohibitions on the exercise of Options as it deems appropriate, including, without limitation, any limitation or prohibition designed to avoid accounting consequences which may result from the use of Common Stock as payment upon exercise of an Option.

(c) The Committee shall provide in the Award Agreement the extent (if any) to which an Option may be exercised with respect to any fractional Share, including whether any fractional Shares resulting from an Optionee's exercise may be paid in cash.

5.7 *Stock Appreciation Rights.*

The Committee, in its discretion, may also permit the Optionee to elect to exercise an Option by receiving a combination of Shares and cash, or, in the discretion of the Committee, either Shares or cash, with an aggregate Fair Market Value (or, to the extent of payment in cash, in an amount) equal to the excess of the Fair Market Value of the Shares with respect to which the Option is being exercised over the aggregate Option Price, as determined as of the day the Option is exercised.

5.8 *Exercise by Successors.*

An Option may be exercised, and payment in full of the aggregate Option Price made, by the Successors of the Optionee only by written notice (as may be prescribed by the Committee) to the Company specifying the number of Shares to be purchased. Such notice shall state that the aggregate Option Price will be paid in full, or that the Option will be exercised as otherwise provided hereunder, in the discretion of the Company or the Committee, if and as applicable.

5.9 *Nontransferability of Option.*

Except if otherwise provided in the applicable Award Agreement, each Option granted under the Plan shall be nontransferable by the Optionee except by will or the laws of descent and distribution of the state wherein the Optionee is domiciled at the time of his death; provided, however, that the Committee may (but need not) permit other transfers, where the Committee concludes that such transferability (i) does not result in accelerated U.S. federal income taxation, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, (iii) does not violate applicable securities laws, and (iv) is otherwise appropriate and desirable.

5.10 *Deferral.*

The Committee may establish a program under which Participants will have Phantom Shares subject to Section 7 credited upon their exercise of Options, rather than receiving Shares at that time.

6. PROVISIONS APPLICABLE TO RESTRICTED STOCK.

6.1 *Grant of Restricted Stock.*

(a) In connection with the grant of Restricted Stock, whether or not performance goals (as provided for under Section 10) apply thereto, the Committee shall establish one or more vesting periods with respect to the shares of Restricted Stock granted, the length of which shall be determined in the discretion of the Committee. Subject to the provisions of this Section 6, the applicable Agreement and the other provisions of the Plan, restrictions on Restricted Stock shall lapse if the Grantee satisfies all applicable employment or other service requirements through the end of the applicable vesting period.

(b) Subject to the other terms of the Plan, the Committee may, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Restricted Stock to employees, Directors and consultants of the Company and its Subsidiaries; (ii) provide a specified purchase price for the Restricted Stock (whether or not the payment of a purchase price is required by any state law applicable to the Company); (iii) determine the restrictions applicable to Restricted Stock and (iv) determine or impose other conditions, including any applicable performance goals, to the grant of Restricted Stock under the Plan as it may deem appropriate.

6.2 *Certificates.*

(a) In the discretion of the Committee, each Grantee of Restricted Stock may be issued a stock certificate in respect of Shares of Restricted Stock awarded under the Plan. A "book entry" (by computerized or manual entry) shall be made in the records of the Company to evidence an award of Restricted Stock, where no certificate is issued in the name of the Grantee. Each certificate, if any, shall be registered in the name of the Grantee and may include any legend which the Committee deems appropriate to reflect any restrictions on transfer hereunder or under the Award Agreement, or as the Committee may otherwise deem appropriate, and, without limiting the generality of the foregoing, shall bear a legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) OF THE EXTRA SPACE STORAGE INC. 2004 LONG TERM INCENTIVE COMPENSATION PLAN AND AN AWARD AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND EXTRA SPACE STORAGE INC. COPIES OF SUCH PLAN AND AWARD AGREEMENT ARE ON FILE IN THE OFFICES OF EXTRA SPACE STORAGE INC. AT 2795 EAST COTTONWOOD PARKWAY, SUITE 400, SALT LAKE CITY, UT 84121.

(b) The Committee shall require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions thereon shall have lapsed, and may in its discretion require that, as a condition of any Restricted Stock award, the Grantee shall have delivered to the Company a stock power, endorsed in blank, relating to the stock covered by such Award. If and when such restrictions so lapse, any stock certificates shall be delivered by the Company to the Grantee or his or her designee.

6.3 *Restrictions and Conditions.*

Unless otherwise provided by the Committee, the Shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(i) Subject to the provisions of the Plan and the Award Agreements, during a period commencing with the date of such Award and ending on the date the period of forfeiture with respect to such Shares lapses, the Grantee shall not be permitted voluntarily or involuntarily to

sell, transfer, pledge, anticipate, alienate, encumber or assign Shares of Restricted Stock awarded under the Plan (or have such Shares attached or garnished). Subject to the provisions of the Award Agreements and clauses (iii) and (iv) below, the period of forfeiture with respect to Shares granted hereunder shall lapse as provided in the applicable Award Agreement. Notwithstanding the foregoing, unless otherwise expressly provided by the Committee, the period of forfeiture with respect to such Shares shall only lapse as to whole Shares.

(ii) Except as provided in the foregoing clause (i), below in this clause (ii), or in Section 14, the Grantee shall have, in respect of the Shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the Shares, and, except as provided below, the right to receive any cash dividends. The Committee may provide in the Award Agreement that cash dividends on such Shares shall be held by the Company (unsegregated as a part of its general assets) until the period of forfeiture lapses (and forfeited if the underlying Shares are forfeited), and paid over to the Grantee as soon as practicable after such period lapses (if not forfeited), or alternatively may provide for other treatment of such dividends (including without limitation the crediting of Phantom Shares in respect of dividends or other deferral provisions). Certificates for Shares (not subject to restrictions hereunder) shall be delivered to the Grantee or his or her designee promptly after, and only after, the period of forfeiture shall lapse without forfeiture in respect of such Shares of Restricted Stock.

(iii) Termination of Service, Except by Death, or Disability. Unless otherwise provided in the applicable Award Agreement, and subject to clause (iv) below, if the Grantee has a Termination of Service for Cause or by the Grantee for any reason other than his or her death or Disability, during the applicable period of forfeiture, then (A) all Restricted Stock still subject to restriction shall thereupon, and with no further action, be forfeited by the Grantee, and (B) the Company shall pay to the Grantee as soon as practicable (and in no event more than 30 days) after such termination an amount equal to the lesser of (x) the amount paid by the Grantee for such forfeited Restricted Stock as contemplated by Section 6.1, and (y) the Fair Market Value on the date of termination of the forfeited Restricted Stock.

(iv) Death or Disability of Grantee. Unless otherwise provided in the applicable Award Agreement, in the event the Grantee has a Termination of Service on account of his or her death or Disability, or the Grantee has a Termination of Service by the Company for any reason other than Cause, during the applicable period of forfeiture, then restrictions under the Plan will immediately lapse on all Restricted Stock granted to the applicable Grantee.

7. PROVISIONS APPLICABLE TO PHANTOM SHARES.

7.1 *Grant of Phantom Shares.*

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the applicable Award Agreement: (i) authorize the granting of Phantom Shares to employees, Directors and consultants of the Company and its Subsidiaries and (ii) determine or impose other conditions to the grant of Phantom Shares under the Plan as it may deem appropriate.

7.2 *Term.*

The Committee may provide in an Award Agreement that any particular Phantom Share shall expire at the end of a specified term.

7.3 *Vesting.*

Phantom Shares shall vest as provided in the applicable Award Agreement.

7.4 *Settlement of Phantom Shares.*

(a) Each vested and outstanding Phantom Share shall be settled by the transfer to the Grantee of one Share; provided that, the Committee at the time of grant may provide that a Phantom Share may be settled (i) in cash at the applicable Phantom Share Value, (ii) in cash or by transfer of Shares as elected by the Grantee in accordance with procedures established by the Committee or (iii) in cash or by transfer of Shares as elected by the Company.

(b) Each Phantom Share shall be settled with a single-sum payment or distribution by the Company.

(c) Unless otherwise provided in the applicable Award Agreement, the Settlement Date with respect to a Grantee is the first day of the month to follow the Grantee's Termination of Service. Notwithstanding the foregoing, the Settlement Date, if not earlier pursuant to this Section 7.4(c), is the date of the Grantee's death.

(d) Notwithstanding the other provisions of this Section 7, in the event of a Change in Control, the Settlement Date shall be the date of such Change in Control and all amounts due with respect to Phantom Shares to a Grantee hereunder shall be paid as soon as practicable (but in no event more than 30 days) after such Change in Control.

7.5 *Other Phantom Share Provisions.*

(a) Rights to payments with respect to Phantom Shares granted under the Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, garnishment, levy, execution, or other legal or equitable process, either voluntary or involuntary; and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, attach or garnish, or levy or execute on any right to benefits payable hereunder, shall be void.

(b) A Grantee may designate in writing, on forms to be prescribed by the Committee, a beneficiary or beneficiaries to receive any payments payable after his or her death and may amend or revoke such designation at any time. If no beneficiary designation is in effect at the time of a Grantee's death, payments hereunder shall be made to the Grantee's estate. If a Grantee with a vested Phantom Share dies, such Phantom Share shall be settled and the Phantom Share Value in respect of such Phantom Shares paid, and any payments deferred pursuant to an election under Section 7.4(c) shall be accelerated and paid, as soon as practicable (but no later than 60 days) after the date of death to such Grantee's beneficiary or estate, as applicable.

(c) Phantom Shares are solely a device for the measurement and determination of the amounts to be paid to a Grantee under the Plan. Each Grantee's right in the Phantom Shares is limited to the right to receive payment, if any, as may herein be provided. The Phantom Shares do not constitute Common Stock and shall not be treated as (or as giving rise to) property or as a trust fund of any kind; provided, however, that the Company may establish a mere bookkeeping reserve to meet its obligations hereunder or a trust or other funding vehicle that would not cause the Plan to be deemed to be funded for tax purposes or for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. The right of any Grantee of Phantom Shares to receive payments by virtue of participation in the Plan shall be no greater than the right of any unsecured general creditor of the Company.

(d) Notwithstanding any other provision of this Section 7, any fractional Phantom Share will be paid out in cash at the Phantom Share Value as of the Settlement Date.

(e) Nothing contained in the Plan shall be construed to give any Grantee any rights with respect to Shares or any ownership interest in the Company. Except as may be provided in accordance with Section 8, no provision of the Plan shall be interpreted to confer upon any Grantee any voting, dividend or derivative or other similar rights with respect to any Phantom Share.

8. PROVISIONS APPLICABLE TO DIVIDEND EQUIVALENT RIGHTS.

8.1 *Grant of Dividend Equivalent Rights.*

Subject to the other terms of the Plan, the Committee shall, in its discretion as reflected by the terms of the Award Agreements, authorize the granting of Dividend Equivalent Rights to employees, Directors and consultants of the Company and its Subsidiaries based on the regular cash dividends declared on Common Stock, to be credited as of the dividend payment dates, during the period between the date an Award is granted, and the date such Award is exercised, vests or expires, as determined by the Committee. Such Dividend Equivalent Rights shall be converted to cash or additional Shares by such formula and at such time and subject to such limitation as may be determined by the Committee. With respect to Dividend Equivalent Rights granted with respect to Options intended to be qualified performance-based compensation for purposes of Section 162(m) of the Code, such Dividend Equivalent Rights shall be payable regardless of whether such Option is exercised. If a Dividend Equivalent right is granted in respect of another Award hereunder, then, unless otherwise stated in the Award Agreement, in no event shall the Dividend Equivalent Right be in effect for a period beyond the time during which the applicable portion of the underlying Award is in effect.

8.2 *Certain Terms.*

(a) The term of a Dividend Equivalent Right shall be set by the Committee in its discretion.

(b) Unless otherwise determined by the Committee, except as contemplated by Section 8.4, a Dividend Equivalent Right is exercisable or payable only while the Participant is an employee, Director or consultant.

(c) Payment of the amount determined in accordance with Section 8.1 shall be in cash, in Common Stock or a combination of both, as determined by the Committee.

(d) The Committee may impose such employment-related conditions on the grant of a Dividend Equivalent Right as it deems appropriate in its discretion.

8.3 *Other Types of Dividend Equivalent Rights.*

The Committee may establish a program under which Dividend Equivalent Rights of a type not described in the foregoing provisions of this Section 8 may be granted to Participants. For example, and without limitation, the Committee may grant a dividend equivalent right in respect of each Share subject to an Option or with respect to a Phantom Share, which right would consist of the right (subject to Section 8.4) to receive a cash payment in an amount equal to the dividend distributions paid on a Share from time to time.

8.4 *Deferral.*

(a) The Committee may establish a program under which Participants (i) will have Phantom Shares credited, subject to the terms of Sections 7.4 and 7.5 as though directly applicable with respect thereto, upon the granting of Dividend Equivalent Rights, or (ii) will have payments with respect to Dividend Equivalent Rights deferred.

(b) The Committee may establish a program under which distributions with respect to Dividend Equivalent Rights may be deferred. Such program may include, without limitation, provisions for the crediting of earnings and losses on unpaid amounts, and, if permitted by the Committee, provisions under which Participants may select from among hypothetical investment alternatives for such deferred amounts in accordance with procedures established by the Committee.

9. OTHER EQUITY-BASED AWARDS.

The Board shall have the right to grant other Awards having such terms and conditions as the Board may determine, including the grant of Shares of Capital Stock based upon certain conditions, the grant of Partnership Units based upon certain conditions and the grant of stock appreciation rights.

10. PERFORMANCE AWARDS.

10.1 *Grant of Performance Awards.*

The Committee is authorized to grant Performance Awards to any employee and to determine whether such Performance Awards shall be Performance-Based Compensation. The value of Performance Awards may be linked to any one or more of the Performance Criteria or other specific criteria determined by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Grantee. Performance Awards may be paid in cash, Shares, or both, as determined by the Committee.

10.2 *Cash Bonuses.*

Without limiting Section 10.1, the Committee may grant Performance Awards in the form of a cash bonus payable upon the attainment of objective Performance Goals, or such other criteria, whether or not objective, which are established by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such bonuses paid to a Grantee which are intended to be Performance-Based Compensation shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Article 5 and shall be subject to the limitations under Section 4.2.

10.3 *Performance Based Compensation.*

(a) The Committee, in its discretion, may determine whether an Award is to qualify as Performance-Based Compensation. If the Committee, in its discretion, decides to grant an Award that is intended to qualify as Performance-Based Compensation, then the provisions of this Section 10.3 shall control over any contrary provision contained in the Plan. The Administrator may in its discretion grant Awards that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Section 10.3 and that are not intended to qualify as Performance-Based Compensation. Unless otherwise specified by the Committee at the time of grant, the Performance Criteria with respect to an Award intended to be Performance-Based Compensation shall be determined on the basis of GAAP.

(b) Notwithstanding anything in the Plan to the contrary, the Committee may grant any Award intended to qualify as Performance-Based Compensation, including, without limitation, Restricted Stock the restrictions with respect to which lapse upon the attainment of specified Performance Goals and any performance or incentive Awards described in Section 10 that vest or becomes exercisable or payable upon the attainment of one or more specified Performance Goals.

(c) To the extent necessary to comply with the requirements of Section 162(m)(4)(C) of the Code, with respect to any Award which is intended to qualify as Performance-Based Compensation, no later than 90 days following the commencement of any Performance Period or any designated fiscal period or period of service (or such earlier time as may be required under Section 162(m) of the Code), the Committee shall, in writing, (i) designate one or more Grantees, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period based on the Performance Criteria, and (iv) specify the relationship between Performance Criteria and the Performance Goals and

the amounts of such Awards, as applicable, to be earned by each Grantee for such Performance Period. Following the completion of each Performance Period, the Committee shall certify in writing whether and the extent to which the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned under such Awards, the Committee shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

(d) Unless otherwise provided in the applicable Award and only to the extent otherwise permitted by Section 162(m)(4)(C) of the Code, as to an Award that is intended to qualify as Performance-Based Compensation, the Grantee must be employed by the Company or a Subsidiary throughout the Performance Period. Furthermore, a Grantee shall be eligible to receive payment pursuant to such Awards for a Performance Period only if and to the extent the Performance Goals for such period are achieved.

(e) Notwithstanding any other provision of the Plan, any Award which is intended to qualify as Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code or any regulations or rulings issued thereunder that are requirements for qualification as Performance-Based Compensation, and the Plan and the Award Agreement shall be deemed amended to the extent necessary to conform to such requirements.

11. TAX WITHHOLDING.

11.1 *In General.*

The Company shall be entitled to withhold from any payments or deemed payments any amount of tax withholding determined by the Committee to be required by law. Without limiting the generality of the foregoing, the Committee may, in its discretion, require the Participant to pay to the Company at such time as the Committee determines the amount that the Committee deems necessary to satisfy the Company's obligation to withhold federal, state or local income or other taxes incurred by reason of (i) the exercise of any Option, (ii) the lapsing of any restrictions applicable to any Restricted Stock, (iii) the receipt of a distribution in respect of Phantom Shares or Dividend Equivalent Rights or (iv) any other applicable income-recognition event (for example, an election under Section 83(b) of the Code).

11.2 *Share Withholding.*

(a) Upon exercise of an Option, the Optionee may, if approved by the Committee in its discretion, make a written election to have Shares then issued withheld by the Company from the Shares otherwise to be received, or to deliver previously owned Shares, in order to satisfy the liability for such withholding taxes. In the event that the Optionee makes, and the Committee permits, such an election, the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the minimum required applicable withholdings. Where the exercise of an Option does not give rise to an obligation by the Company to withhold federal, state or local income or other taxes on the date of exercise, but may give rise to such an obligation in the future, the Committee may, in its discretion, make such arrangements and impose such requirements as it deems necessary or appropriate.

(b) Upon lapsing of restrictions on Restricted Stock (or other income-recognition event), the Grantee may, if approved by the Committee in its discretion, make a written election to have Shares withheld by the Company from the Shares otherwise to be released from restriction, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for such withholding taxes. In the event that the Grantee makes, and the Committee permits, such an election,

the number of Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the minimum required applicable withholdings.

(c) Upon the making of a distribution in respect of Phantom Shares or Dividend Equivalent Rights, the Grantee may, if approved by the Committee in its discretion, make a written election to have amounts (which may include Shares) withheld by the Company from the distribution otherwise to be made, or to deliver previously owned Shares (not subject to restrictions hereunder), in order to satisfy the liability for such withholding taxes. In the event that the Grantee makes, and the Committee permits, such an election, any Shares so withheld or delivered shall have an aggregate Fair Market Value on the date of exercise sufficient to satisfy the minimum required applicable withholdings.

11.3 *Withholding Required.*

Notwithstanding anything contained in the Plan or the Award Agreement to the contrary, the Participant's satisfaction of any tax-withholding requirements imposed by the Committee shall be a condition precedent to the Company's obligation as may otherwise be provided hereunder to provide Shares to the Participant and to the release of any restrictions as may otherwise be provided hereunder, as applicable; and the applicable Option, Restricted Stock, Phantom Shares or Dividend Equivalent Rights shall be forfeited upon the failure of the Participant to satisfy such requirements with respect to, as applicable, (i) the exercise of the Option, (ii) the lapsing of restrictions on the Restricted Stock (or other income-recognition event) or (iii) distributions in respect of any Phantom Share or Dividend Equivalent Right.

12. REGULATIONS AND APPROVALS.

(a) The obligation of the Company to sell Shares with respect to an Award granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

(b) The Committee may make such changes to the Plan as may be necessary or appropriate to comply with the rules and regulations of any government authority or to obtain tax benefits applicable to an Award.

(c) Each grant of Options, Restricted Stock, Phantom Shares (or issuance of Shares in respect thereof) or Dividend Equivalent Rights (or issuance of Shares in respect thereof), or other Award under Section 9 (or issuance of Shares in respect thereof), is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance of Options, Shares of Restricted Stock, Phantom Shares, Dividend Equivalent Rights, other Awards or other Shares, no payment shall be made, or Phantom Shares or Shares issued or grant of Restricted Stock or other Award made, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions in a manner acceptable to the Committee.

(d) In the event that the disposition of stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required under the Securities Act, and the Committee may require any individual receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to represent to the Company in writing that such Shares are acquired for investment only and not with a view to distribution and that such Shares will be disposed of only if registered for sale under the Securities Act or if there is an available exemption for such disposition.

(e) Notwithstanding any other provision of the Plan, the Company shall not be required to take or permit any action under the Plan or any Award Agreement which, in the good-faith determination of the Company, would result in a material risk of a violation by the Company of Section 13(k) of the Exchange Act.

13. INTERPRETATION AND AMENDMENTS; OTHER RULES.

The Committee may make such rules and regulations and establish such procedures for the administration of the Plan as it deems appropriate. Without limiting the generality of the foregoing, the Committee may (i) determine the extent, if any, to which Options, Phantom Shares or Shares (whether or not Shares of Restricted Stock) or Dividend Equivalent Rights shall be forfeited (whether or not such forfeiture is expressly contemplated hereunder); (ii) interpret the Plan and the Award Agreements hereunder, with such interpretations to be conclusive and binding on all persons and otherwise accorded the maximum deference permitted by law, provided that the Committee's interpretation shall not be entitled to deference on and after a Change in Control except to the extent that such interpretations are made exclusively by members of the Committee who are individuals who served as Committee members before the Change in Control; and (iii) take any other actions and make any other determinations or decisions that it deems necessary or appropriate in connection with the Plan or the administration or interpretation thereof. In the event of any dispute or disagreement as to the interpretation of the Plan or of any rule, regulation or procedure, or as to any question, right or obligation arising from or related to the Plan, the decision of the Committee, except as provided in clause (ii) of the foregoing sentence, shall be final and binding upon all persons. Unless otherwise expressly provided hereunder, the Committee, with respect to any grant, may exercise its discretion hereunder at the time of the Award or thereafter. The Board may amend the Plan as it shall deem advisable, except that no amendment may adversely affect a Participant with respect to an Award previously granted unless such amendments are required in order to comply with applicable laws; provided that the Board may not make any amendment in the Plan that would, if such amendment were not approved by the holders of the Common Stock, cause the Plan to fail to comply with any requirement of applicable law or regulation, unless and until the approval of the holders of such Common Stock is obtained.

14. CHANGES IN CAPITAL STRUCTURE.

(a) If (i) the Company or its Subsidiaries shall at any time be involved in a merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or stock of the Company or its Subsidiaries or a transaction similar thereto, (ii) any stock dividend, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in the capital structure of the Company or its Subsidiaries, or any distribution to holders of Common Stock other than cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards, then:

(x) the maximum aggregate number and kind of Shares which may be made subject to Awards under the Plan, and the limitations under Section 4.2 may be appropriately adjusted by the Committee in its discretion; and

(y) the Committee shall take any such action as in its judgment shall be necessary to maintain the Participants' rights hereunder (including under their Award Agreements) with respect to Awards, so that they are substantially proportionate to the rights existing in such Awards prior to such event, including, without limitation, adjustments in (A) the number of Shares subject to any outstanding Award, (B) the number and kind of shares or other property to be distributed in respect of an Award, (C) the Option Price and Phantom Share Value, and (D) Performance Goals established in connection with a Performance Award.

Any Shares or other securities distributed to a Grantee with respect to Restricted Stock or otherwise issued in substitution of Restricted Stock shall be subject to the restrictions and requirements imposed by Section 6, including depositing the certificates therefor with the Company together with a stock power and bearing a legend as provided in Section 6.2(a).

(b) If the Company shall be consolidated or merged with another corporation or other entity, each Grantee who has received Restricted Stock that is then subject to restrictions imposed by Section 6.3 may be required to deposit with the successor corporation the certificates for the stock or securities or the other property that the Grantee is entitled to receive by reason of ownership of Restricted Stock in a manner consistent with Section 6.2(b), and such stock, securities or other property shall become subject to the restrictions and requirements imposed by Section 6.3, and the certificates therefor or other evidence thereof shall bear a legend similar in form and substance to the legend set forth in Section 6.2(a).

(c) If a Change in Control shall occur, then the Committee, as constituted immediately before the Change in Control, may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the Change in Control, provided that the Committee determines that such adjustments do not have an adverse economic impact on the Participant as determined at the time of the adjustments.

(d) The judgment of the Committee with respect to any matter referred to in this Section 14 shall be conclusive and binding upon each Participant without the need for any amendment to the Plan.

15. MISCELLANEOUS.

15.1 *No Rights to Employment or Other Service.*

Nothing in the Plan or in any grant made pursuant to the Plan shall confer on any individual any right to continue in the employ or other service of the Company or its Subsidiaries or interfere in any way with the right of the Company or its Subsidiaries and its shareholders to terminate the individual's employment or other service at any time.

15.2 *No Fiduciary Relationship.*

Nothing contained in the Plan (including without limitation Sections 7.5(c) and 8.4, and no action taken pursuant to the provisions of the Plan, shall create or shall be construed to create a trust or any kind, or a fiduciary relationship between the Company or its Subsidiaries, or their officers or the Committee, on the one hand, and the Participant, the Company, its Subsidiaries or any other person or entity, on the other.

15.3 *Notices.*

All notices under the Plan shall be in writing, and if to the Company, shall be delivered to the Board or mailed to its principal office, addressed to the attention of the Board; and if to the Participant, shall be delivered personally, sent by facsimile transmission or mailed to the Participant at the address appearing in the records of the Company. Such addresses may be changed at any time by written notice to the other party given in accordance with this Section 15.3.

15.4 *Exculpation and Indemnification.*

The Company shall indemnify and hold harmless the members of the Board and the members of the Committee from and against any and all liabilities, costs and expenses incurred by such persons as a result of any act or omission to act in connection with the performance of such person's duties, responsibilities and obligations under the Plan, to the maximum extent permitted by law, other than such liabilities, costs and expenses as may result from the gross negligence, bad faith, willful misconduct or criminal acts of such persons.

15.5 *Captions.*

The use of captions in this Plan is for convenience. The captions are not intended to provide substantive rights.

15.6 *Governing Law.*

THE PLAN SHALL BE GOVERNED BY THE LAWS OF MARYLAND WITHOUT REFERENCE TO PRINCIPLES OF CONFLICT OF LAWS.

ANNUAL MEETING OF STOCKHOLDERS OF

EXTRA SPACE STORAGE INC.

May 21, 2008

Please sign, date and mail your proxy card in the envelope provided as soon as possible

↓ Please detach along perforated line and mail in the envelope provided ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2 and 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. The election of the 7 members of the Board of Directors.

NOMINEES:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

○ Kenneth M. Woolley, Chairman of the Board
○ Anthony Fanticola, Director
○ Hugh W. Horne, Director
○ Spencer F. Kirk, Director
○ Joseph D. Margolis, Director
○ Roger B. Porter, Director
○ K. Fred Skousen, Director

INSTRUCTIONS: **To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee You wish to withhold, as shown here: ●**

To change the address on your account please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

2. Approval of the amendment and restatement of the Company's 2004 Long Term Incentive Compensation Plan.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4. Ratification of the appointment of Ernst & Young LLP as the Company's Independent Registered Accounting Firm.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. To vote and otherwise represent the undersigned on any matter that may properly come before the meeting or any adjournments or postponements thereof in the discretion of the proxy holder.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRA SPACE STORAGE INC.

2795 East Cottonwood Parkway, Suite 400

Salt Lake City, UT 84121

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Extra Space Storage Inc., a Maryland corporation ("the Company"), hereby revokes all previous proxies, acknowledges receipt of the notice of annual meeting of stockholders of the Company and the accompanying proxy statement, and hereby appoints Kenneth M. Woolley and Charles L. Allen as proxies, each with full power of substitution, to represent and vote all shares of common stock of Extra Space Storage Inc. held of record by the undersigned on March 31, 2008, at the annual meeting of stockholders of the Company to be held at the Grand America Hotel located at 555 South Main Street, Salt Lake City, UT 84111, on May 21, 2008, or any adjournments or postponements thereof.

The shares represented by this proxy will be voted as instructed by the stockholder. If this proxy is executed but no instructions are specified, the shares will be voted in accordance with the recommendations of the board of directors. If any other matter is properly presented at the annual meeting, or any adjournments or postponements thereof, this proxy will confer discretionary authority on the individuals named as proxies to vote the shares in accordance with their discretion.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 21, 2008: The Company's proxy statement and accompanying annual report for fiscal year 2007 are available at the Company's website *www.extraspace.com* under Investor Relations.

(Continued and to be signed on the reverse side)

Corporate Headquarters

2795 East Cottonwood
Parkway, Suite 400
Salt Lake City, Utah 84121
Tel (801) 562-5556

Transfer Agent

American Stock Transfer & Trust
New York City, New York

Independent Auditors

Ernst & Young LLP
Salt Lake City, Utah

Legal Counsel

Latham & Watkins LLP
San Diego, California

Stock Information

The Company's common stock trades on the New York Stock Exchange (NYSE) under the symbol EXR.

Annual Meeting of Stockholders

The Company's annual meeting of stockholders will be held May 21, 2008 at the Grand America Hotel in Salt Lake City, Utah.

Form 10-K Information

A copy of the Company's annual report on Form 10-K, filed with the Securities Exchange Commission, will be furnished free of charge on written request to:

Investor Relations
2795 East Cottonwood
Parkway, Suite 400
Salt Lake City, Utah 84121

A fully downloadable version of the Company's annual report can also be found in the investor relations section of the Company's Web site at www.extraspace.com

EXR
LISTED
NYSE

Designed and produced by Mentus
San Diego, CA www.mentus.com

Management Team

Kenneth M. Woolley
Chairman of the Board
Chief Executive Officer

Spencer F. Kirk
President

Charles L. Allen
Executive Vice President
Chief Legal Officer

Kent W. Christensen
Executive Vice President
Chief Financial Officer

Karl Haas
Executive Vice President
Chief Operating Officer

Bruce Boucher
Senior Vice President
Human Resources

Buck Brown
Senior Vice President
Marketing

Bill Hoban
Senior Vice President
Information Technology

James Overturf
Senior Vice President
Corporate Communications

Samrat Sondhi
Vice President
Revenue Management

Jim Stevens
Senior Vice President
Acquisitions

P. Scott Stubbs
Senior Vice President
Finance and Accounting

Richard S. Tanner
Senior Vice President
Development

Board of Directors

Kenneth M. Woolley
Chairman of the Board and
Chief Executive Officer
Extra Space Storage Inc.

Spencer F. Kirk
President
Extra Space Storage Inc.

Anthony Fanticola
Retired Chairman and
Chief Executive Officer
A. Fanticola Companies, Inc.

Joseph D. Margolis
Co-founder and Partner
Arsenal Real Estate Funds

Roger B. Porter
IBM Professor of Business
and Government
Harvard University

K. Fred Skousen
Advancement Vice President
Brigham Young University

Hugh W. Horne
President and
Chief Executive Officer
Storageworld, L.P. and
Storage Spot, Inc.

Extra Space Storage Facility Approximate Density



EXTRA SPACE STORAGE INC.
2795 East Cottonwood Parkway
Suite 400
Salt Lake City, UT 84121
www.extraspace.com
NYSE Symbol: EXR

END